Exhibit 1
                                                                     ---------

                          Articles of Association of
                    China Petroleum & Chemical Corporation

    (Approved by the extraordinary shareholders' meeting on April 22, 2003;
 approved by the State-owned Assets Administration Commission on June 5, 2003)

                         CHAPTER 1 GENERAL PROVISIONS

Article 1 These Articles of Association are drawn up in accordance with the "Company Law of the People's Republic of China" (the
                "Company Law"), "Special regulations of the State Council regarding the issue of shares overseas and the listing of shares overseas by companies limited by share" (the "Special
                Regulations"), "Mandatory provisions for the Articles of Association of the Company to be Listed Overseas" ("Mandatory
                Provisions"), "Guidelines for Articles of Association of
                Listed Companies", "Standards for the Governance of Listed
                Companies" and other relevant laws and regulations to maintain the legitimate interests of China Petroleum & Chemical
                Corporation (the "Company") and its shareholders and creditors, and to regulate the organization and conducts of the Company.

Article 2 These Articles of Association of the Company are effective on the date of incorporation of the Company. Any amendment to these Articles of Association involving the Mandatory
                Provisions shall be effective upon being passed by the shareholders in a general meeting and examined and approved by the company authorized by the State Council.
                From the date on which the Company's Articles of Association come into effect, the Company's Articles of Association shall constitute a legally binding document regulating the Company's organization and activities, and the rights and obligations between the Company and its shareholders and among the shareholders inter se.

Article 3 These Articles of Association are binding on the Company, its shareholders and directors, supervisors, president, vice-president, Chief Financial Officer and secretary of the board of directors; all of whom are entitled, according to these Articles of Association, to make claims concerning the affairs of the Company. A shareholder may take action against the Company and the Company may take action against a shareholder or a director, a supervisor, the president, the vice-president, the Chief Financial Officer or the secretary of the board of directors pursuant to these Articles of Association. A shareholder may also take action against another shareholder or directors, supervisors, president, vice-president, Chief Financial Officer and the secretary of the board of directors of the Company pursuant to these Articles of Association.

                The actions referred to in the preceding paragraph include court proceedings and arbitration proceedings.

Article 4 The Company is a joint stock limited company established in accordance with the Company Law, the Special Regulations and other relevant laws and administrative regulations of the State.

                The Company was established by way of promotion with the
                approval of the State Economic and Trade Commission of the
                People's Republic of China ("PRC"), as evidenced by approval document Guo Jing Mao Qi Gai [2000] No. 154. It is registered with and has obtained a business licence from China's State
                Administration Bureau of Industry and Commerce on 25 February
                2000. The Company's business licence number is: 1000001003298.
                The promoter of the Company is: China Petrochemical
                Corporation.
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Article 5       The registered name of the Company:

                In Chinese:                     [omitted]

                Abbreviation:                   [omitted]

                In English:                     China Petroleum & Chemical Corporation

                Abbreviation:                   SINOPEC Corp.

Article 6       The address of the Company:     A6, Huixindong Street, Chaoyang District, Beijing,China.

                Zip:                            100029

                Tel:                            (010) 64999295

                Fax:                            (010) 64999294

                Website:                        www.sinopec.com.cn

Article 7 The Company's legal representative is the Chairman of the board of directors of the Company.

Article 8 The Company is a joint stock limited company which has perpetual existence. The capital of the Company is divided into shares of equal value. The rights and responsibilities of the Company's shareholders shall only be limited to the proportion of the shares as held by them; the Company shall be responsible for the Company's debts by all of its assets.
                The Company is an independent legal person, subject to the jurisdiction and under the protection of the laws and administrative rules of the PRC.

Article 9 The Company may set up wholly-owned or holding branch organizations such as subsidiaries, branches, representative offices and offices according to its business development needs. The wholly-owned or holding subsidiary may be named with China Petroleum & Chemical Corporation's abbreviation "SINOPEC". The branches, representative offices and offices are non-legal person branch organizations and shall be named with the full name of China Petroleum & Chemical Corporation. The Company may set up branch organizations (whether or not wholly-owned) outside the PRC and in the Hong Kong SAR, Macau SAR and Taiwan according to its business development needs and upon the approval of the relevant government body.

Article 10 The Company may invest in other limited liability companies or joint stock limited companies. The Company's liabilities to an invested company shall be limited to the amount of its capital contribution to the invested company. The Company shall not become the unlimited liability shareholder of other profit-making organizations.

                Upon approval of the companies approving department authorized by the State Council, the Company may, according to its operating and management needs, operate as a holding company as prescribed in Article 12(2) of the Company Law.

           CHAPTER 2 THE COMPANY'S OBJECTIVES AND SCOPE OF BUSINESS

Article 11 The operation objectives of the Company are: maximization of the Company's profits, maximization of shareholders' return.

Article 12 The Company's scope of business shall be consistent with and subject to the scope of business approved by the authority responsible for the registration of the Company. The Company's scope of business includes: the exploration, exploitation and sales of oil and natural gas; pipeline transportation of oil and natural gas; oil refining; the production, sales and storage of oil, petrochemical products, chemical fiber products and other chemical products; wholesaling, retailing and storage of oil and other oil products; operation of 24-hour stores; power generation; manufacturing and installation of machinery; purchase and sales of raw materials, charcoal, equipment and parts; supervision of manufacturing of equipment; research, development and application of technology and information; import and export; and provision of technology and labour.

                    CHAPTER 3 SHARES AND REGISTERED CAPITAL

Article 13 There must, at all times, be ordinary shares in the Company, which include the "domestic-invested shares" and the "foreign-invested shares". Subject to the approval of the companies approving department authorized by the State Council, the Company may, according to its requirements, create different classes of shares.

Article 14 The shares issued by the Company shall each have a par value of Renminbi one yuan. "Renminbi" as mentioned above means the legal currency of the PRC.

Article 15 Shares of the Company are in the form of share certificates. Subject to the approval of the securities authority of the State Council, the Company may issue shares to Domestic Investors and Foreign Investors. The issue of shares by the Company shall adhere to the principle of openness and fairness.

                "Foreign Investors" means those investors who subscribe for the Company's shares and who are located in foreign countries and in the regions of Hong Kong, Macau and Taiwan. "Domestic Investors" means those investors who subscribe for the Company's shares and who are located within the territory of the PRC (except the areas referred to above).

Article 16 Shares which the Company issues to domestic investors for subscription in Renminbi are called "Domestic-Invested Shares". Domestic-invested shares listed domestically are called "Domestic-Listed Domestic-Invested shares" whilst other kinds of domestic-invested shares are called "Non-Listed Domestic-Invested Shares".

                Shares which the Company issues to foreign investors for subscription in foreign currencies are called
                "Foreign-Invested Shares". Foreign-invested shares which are listed overseas are called "Overseas-Listed Foreign-Invested Shares".

                "Foreign currencies" means the legal currencies of countries or districts outside the PRC which are recognized by the foreign exchange authority of the State and which can be used to pay the share price to the Company.

                The shareholders of "Domestic-Invested Shares" and the shareholders of "Overseas-Listed Foreign-Invested Shares" shall be shareholders of ordinary shares, possessing the same rights and undertaking the same obligations.

Article 17 Foreign-Invested Shares issued by the Company and which are listed in Hong Kong shall be referred to as "H Shares". "H Shares" means the shares which have been admitted for listing on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), the par value of which is denominated in Renminbi and which are subscribed for and traded in Hong Kong dollars.

Article 18 The Company's domestic-invested shares are held on trust by the Shanghai branch of the China Securities Registration and Clearing Company Limited. The Company's H shares are mainly held by the Hong Kong Securities Clearing Company Limited.

Article 19 The Company has at the time of its establishment issued to the promoter, China Petrochemical Corporation, 6,880,000 ordinary shares, representing 100% of the issued ordinary shares of the Company at that time.

Article 20 After the establishment of the Company and upon the approval of the companies approving department authorized by the State Council, the promoter, China Petrochemical Corporation, transferred 19,379,390,000 domestic-invested shares to holders of other non-listed domestic-invested shares; the Company issued 16,780,488,000 H shares (out of these, 15,102,439,000 shares are new issue shares of the Company and 1,678,049,000 shares are stock shares sold by the promoter, China Petrochemical Corporation). Upon completion of the H share issuance, the Company issued 2,800,000,000 domestic-listed domestic-invested shares.

                The existing structure of the Company's share capital is as follows: the total number of issued ordinary shares of the Company is 86,702,439,000 shares, out of these, 47,742,561,000 shares representing 55.07% of the total number of issued ordinary shares of the Company are held by the promoter, China Petrochemical Corporation; 19,379,390,000 shares representing 22.35% are held by other non-listed domestic-invested shareholders; 2,800,000,000 shares representing 3.23% are held by domestic-listed domestic-invested shareholders; and 16,780,488,000 shares representing 19.35% are held by foreign-listed foreign-invested shareholders.

Article 21 The Company's board of directors may take all necessary action for the respective issuance of the Overseas-Listed Foreign-Invested Shares and Domestic-Invested Shares after the proposals for issuance of the same have been approved by the securities authority of the State Council.

                The Company may implement its proposal to issue
                Overseas-Listed Foreign-Invested Shares and Domestic-Invested Shares pursuant to the preceding paragraph within fifteen (15) months from the date of approval by the securities regulatory organ of the State Council.

Article 22 Where the total number of shares stated in the proposal for the issuance of shares include Overseas-Listed Foreign-Invested Shares and Domestic-Invested Shares, such shares should be fully subscribed for at their respective offerings. If the shares cannot be fully subscribed for all at once due to special circumstances, the shares may, subject to the approval of the securities regulatory organ of the State Council, be issued on separate occasions.

Article 23      The registered capital of the Company is RMB86,702,439,000.

Article 24 The Company may, based on its operating and development needs, authorize the increase of its capital pursuant to the Company's Articles of Association.

                The Company may increase its capital in the following ways:

                (1) by offering new shares for subscription by unspecified investors;

                (2)   by placing new shares to its existing shareholders;

                (3)   by allotting bonus shares to its existing shareholders;

                (4)   to increase the share capital with common reserve fund;

                (5) by any other means which is permitted by the laws, administrative regulations and the competent department under the securities authority of the State Council.

                After the Company's increase of share capital by means of the issuance of new shares has been approved in accordance with the provisions of the Company's Articles of Association, the issuance thereof should be made in accordance with the procedures set out in the relevant laws and administrative regulations of the State.

Article 25 Unless otherwise stipulated in the relevant laws or administrative regulations, shares in the Company shall be freely transferable and are not subject to any lien.

            CHAPTER 4 REDUCTION OF CAPITAL AND REPURCHASE OF SHARES

Article 26 According to the provisions of the Company's Articles of Association, the Company may reduce its registered capital. In so doing, it shall act according to the Company Law, other relevant provisions and these Articles of Association.

Article 27 The Company must prepare a balance sheet and an inventory of assets when it reduces its registered capital.

                The Company shall notify its creditors within ten (10) days of the date of the Company's resolution for reduction of capital and shall publish an announcement in a newspaper at least three (3) times within thirty (30) days of the date of such resolution. A creditor has the right within thirty (30) days of receipt of the notice from the Company or, in the case of a creditor who does not receive such notice, within ninety (90) days of the date of the first public announcement, to require the Company to repay its debts or to provide a corresponding guarantee for such debt. The Company's registered capital may not, after the reduction in capital, be less than the minimum amount prescribed by law.

Article 28 The Company may, in accordance with the procedures set out in the Company's Articles of Association and with the approval of the relevant governing authority of the State, repurchase its outstanding shares under the following circumstances:

                (1) cancellation of shares for the purposes of reducing its capital;

                (2) merging with another company that holds shares in the Company;

                (3) other circumstances permitted by laws and administrative regulations.

                The Company shall repurchase its outstanding shares in accordance with the stipulations of Article 29 to Article 32.

Article 29 The Company may repurchase shares in one of the following ways, with the approval of the relevant governing authority of the State:

                (1) by making an offer for the repurchase of shares to all its shareholders on a pro rata basis;

                (2) by repurchasing shares through public dealing on a stock exchange;

                (3) by repurchasing shares outside of the stock exchange by means of an off-market agreement;

                (4) by any other means which is permitted by the laws, administrative regulations and the securities regulatory organ of the State Council.

Article 30 The Company must obtain the prior approval of the shareholders in a general meeting in the manner stipulated in the Company's Articles of Association before it can repurchase shares outside the stock exchange by means of an off-market agreement. The Company may, by obtaining the prior approval of the shareholders in a general meeting (in the same manner), rescind or vary any contract which has been so entered into or waive any right thereof.

                A contract for the repurchase of shares referred to in the preceding paragraph includes (without limitation) an agreement to become liable to repurchase shares or an agreement to have the right to repurchase shares.

                The Company may not assign any contract for the repurchase of its shares or any right contained in such contract.

Article 31 Shares which have been legally repurchased by the Company shall be cancelled within 10 days of completion of the repurchase (or such other shorter period as required by law or administrative regulations), and the Company shall apply to the original companies registration authority for registration of the change in its registered capital. The aggregate par value of the cancelled shares shall be deducted from the Company's registered share capital.

Article 32 Unless the Company is in the course of liquidation, it must comply with the following provisions in relation to repurchase of its outstanding shares:

                (1) where the Company repurchases shares at par value, payment shall be made out of book surplus distributable profits of the Company or out of proceeds of a new issue of shares made for that purpose;

                (2) where the Company repurchases shares of the Company at a premium to its par value, payment up to the par value may be made out of the book surplus of distributable profits of the Company or out of the proceeds of a new issue of shares made for that purpose. Payment of the portion in excess of the par value shall be effected as follows:

                     1. if the shares being repurchased were issued at par value, payment shall be made out of the book surplus of distributable profits of the Company;

                     2. if the shares being repurchased were issued at a premium to its par value, payment shall be made out of the book surplus of distributable profits of the Company or out of the proceeds of a new issue of shares made for that purpose, provided that the amount paid out of the proceeds of the new issue shall not exceed the aggregate amount of premiums received by the Company on the issue of the shares repurchased nor shall it exceed the book value of the Company's capital common reserve fund account (including the premiums on the new issue) at the time of the repurchase;

                (3) the Company shall make the following payments out of the Company's distributable profits:

                      1. payment for the acquisition of the right to repurchase its own shares;

                      2. payment for variation of any contract for the repurchase of its shares;

                      3. payment for the release of its obligation(s) under any contract for the repurchase of shares;

                (4) after the Company's registered capital has been reduced by the aggregate par value of the cancelled shares in accordance with the relevant provisions, the amount deducted from the distributable profits of the Company for payment of the par value of shares which have been repurchased shall be transferred to the Company's capital common reserve fund account.


           CHAPTER 5 FINANCIAL ASSISTANCE FOR ACQUISITION OF SHARES

Article 33 The Company and its subsidiaries shall not, at any time, provide any form of financial assistance to a person who is acquiring or is proposing to acquire shares in the Company. This includes any person who directly or indirectly incurs any obligations as a result of the acquisition of shares in the Company.

                The Company and its subsidiaries shall not, at any time, provide any form of financial assistance to the Obligor for the purposes of reducing or discharging the obligations assumed by such person.


                This Article shall not apply to the circumstances specified in
                Article 35 of this Chapter.

Article 34 For the purposes of this Chapter, "financial assistance" includes (without limitation) the following:

                (1)   gift;

                (2) guarantee (including the assumption of liability by the guarantor or the provision of assets by the guarantor to secure the performance of obligations by the Obligor), compensation (other than compensation in respect of the Company's own default) or release or waiver of any rights;

                (3) provision of loan or the making of any other agreement under which the obligations of the Company are to be fulfilled before the obligations of another party, or the change in parties to, or the assignment of rights under, such loan or contract;

                (4) any other form of financial assistance given by the Company when the Company is insolvent or has no net assets or when its net assets would thereby be reduced to a material extent.

                For the purposes of this Chapter, "assumption of obligations" includes the assumption of obligations by way of contract or by way of arrangement (irrespective of whether such contract or arrangement is enforceable or not and irrespective of whether such obligation is to be borne solely by the Obligor or jointly with other persons) or by any other means which results in a change in his financial position.

Article 35 The following acts shall not be deemed to be acts prohibited by Article 33 of this Chapter:

                (1) the provision of financial assistance by the Company where the financial assistance is given in good faith in the interests of the Company, and the principal purpose of which is not for the acquisition of shares in the Company, or the giving of the financial assistance is an incidental part of a master plan of the Company;

                (2) the lawful distribution of the Company's assets as dividend;

                (3)   the distribution of dividends in the form of shares;

                (4) a reduction of registered capital, a repurchase of shares of the Company or a reorganization of the share holding structure of the Company effected in accordance with the Company's Articles of Association;

                (5) the provision of loans by the Company within its scope of business and in the ordinary course of its business, where the provision of loans falls within part of the scope of business of the Company (provided that the net assets of the Company are not thereby reduced or that, to the extent that the assets are thereby reduced, the financial assistance is provided out of distributable profits);

                (6) contributions made by the Company to the employee share ownership schemes (provided that the net assets of the Company are not thereby reduced or that, to the extent that the assets are thereby reduced, the financial assistance is provided out of distributable profits). CHAPTER 6 SHARE CERTIFICATES AND REGISTER OF SHAREHOLDERS

Article 36 Share certificates of the Company shall be in registered form. The shares of the Company shall bear the following main items:

                (1)   Name of the Company;

                (2)   Date of registration and establishment of the Company;

                (3) Type of shares, par value and the number of shares it represents;

                (4)   Code of share certificates;

                (5) Other matters as required by the Company Law, Special Regulations and the stock exchange on which the shares of the Company are listed.

Article 37 The shares of the Company may be transferred, donated, inherited and pledged in accordance with the relevant laws, administrative rules, regulations of the competent department(s) as well as these Articles of Association.
                The transfer of shares shall be registered with the share registration organisation appointed by the Company.

Article 38      The Company does not accept the pledging of its shares.

Article 39 The directors, supervisors, president, vice-president, Chief Financial Officer and secretary of the board of directors of the Company shall, during their term of office, declare to the Company regularly the Company's shares held by them. During their term of office and within 6 months of their leaving, they may not transfer the Company's shares held by them.

Article 40 If a shareholder who holds 5% or above of voting shares sells his shares in the Company within 6 months of his purchase or purchases again within 6 months of the sale, the profits thus made shall belong to the Company.

                The preceding provision shall apply to senior officers prescribed in the articles of association of a legal person shareholder holding 5% or above of the voting shares in the Company, including but without limitation to its directors, supervisors and the president.

Article 41 Share certificates of H-shares of the Company shall be signed by the Chairman of the Company's board of directors. Where the stock exchange(s) on which the Company's shares are listed require other directors and/or supervisors, president, vice-president, Chief Financial Officer and the secretary of the board of directors of the Company to sign on the share certificates, the share certificates shall also be signed by such officer(s). The share certificates shall take effect after being sealed or imprinted with the seal of the Company (or the Company chop for securities). The share certificate shall only be sealed with the Company's seal or securities chop under the authorization of the board of directors. The signatures of the Chairman of the board of directors or other officer(s) of the Company may be printed in printed form.

Article 42 The Company shall keep a register of shareholders which shall contain the following particulars:

                (1) the name (title) and address (residence), the occupation or nature of each shareholder;


                (2) the class and quantity of shares held by each shareholder;

                (3) the amount paid-up on or agreed to be paid-up on the shares held by each shareholder;

                (4) the share certificate number(s) of the shares held by each shareholder;

                (5) the date on which each person was registered as a shareholder;

                (6) the date on which any shareholder ceased to be a shareholder. Unless there is evidence to the contrary, the register of shareholders shall be sufficient evidence of the shareholders' shareholdings in the Company.

Article 43 The Company may, in accordance with the mutual understanding and agreements made between the securities regulatory organ of the State Council and overseas securities regulatory organizations, maintain the register of shareholders of Overseas-Listed Foreign-Invested Shares overseas and appoint overseas agent(s) to manage such register of shareholders. The original register of shareholders for holders of H Shares shall be maintained in Hong Kong.

                A duplicate register of shareholders for the holders of Overseas-Listed Foreign-Invested Shares shall be maintained at the Company's residence. The appointed overseas agent(s) shall ensure consistency between the original and the duplicate register of shareholders at all times.

                If there is any inconsistency between the original and the duplicate register of shareholders for the holders of Overseas-Listed Foreign-Invested Shares, the original register of shareholders shall prevail.

Article 44 The Company shall have a complete register of shareholders which shall comprise the following parts:

                (1) the register of shareholders which is maintained at the Company's residence (other than those share registers which are described in sub-paragraphs (2) and (3) of this Article);

                (2) the register of shareholders in respect of the holders of Overseas-Listed Foreign-Invested Shares of the Company which is maintained in the same place as the overseas stock exchange on which the shares are listed; and

                (3) the register of shareholders which is maintained in such other place as the board of directors may consider necessary for the purposes of the listing of the Company's shares.

Article 45 Different parts of the register of shareholders shall not overlap. No transfer of any shares registered in any part of the register shall, during the continuance of that registration, be registered in any other part of the register.

                All Overseas-Listed Foreign-Invested Shares listed in Hong Kong which have been fully paid-up may be freely transferred in accordance with the Company's Articles of Association. However, unless such transfer complies with the following requirements, the board of directors may refuse to recognize any instrument of transfer and would not need to provide any reason therefor:

                (1) a fee of HK$2.50 per instrument of transfer or such higher amount agreed by the Stock Exchange has been paid to the Company for registration of the instrument of transfer and other documents relating to or which will affect the right of ownership of the shares;

                (2) the instrument of transfer only relates to Overseas-Listed Foreign-Invested Shares listed in Hong Kong;

                (3) the stamp duty which is chargeable on the instrument of transfer has already been paid;

                (4) the relevant share certificate(s) and any other evidence which the board of directors may reasonably require to show that the transferor has the right to transfer the shares have been provided;

                (5) if it is intended that the shares be transferred to joint owners, the maximum number of joint owners shall not be more than four (4); and

                (6) the Company does not have any lien on the relevant shares.

                All Overseas-Listed Foreign-Invested Shares listed in Hong Kong shall be transferred by an instrument in writing in any usual or common form or any other form which the directors may approve. The instrument of transfer of any share may only be executed by hand without seal, or if the assignor or the assignee is the recognized clearing house or its nominee, the share transfer form may be executed by hand or in mechanically-printed form. All instruments of transfer must be placed at the legal address of the Company or in other places as the Board of Directors may be specified at any time.

                Amendments or rectification of the register of shareholders shall be made in accordance with the laws of the place where the register of shareholders is maintained.

Article 46 No change may be made in the register of shareholders as a result of a transfer of shares within thirty (30) days prior to the date of a shareholders' general meeting or within five
                (5) days before the determination date for the Company's distribution of dividends.

Article 47 When the Company needs to convene a shareholders' meeting for the purposes of determination, dividend distribution, for liquidation or for any other purpose which need to determine shareholdings, the board of directors shall determine a record date for the determination of shareholdings. The shareholders of the Company shall be such persons who appear in the register of shareholders at the close of such record date.

Article 48 Any person who disputes the register of shareholders and asks for inclusion of his name in or removal of his name from the register of shareholders may apply to a court of competent jurisdiction for rectification of the register.

Article 49 For any person who is a registered shareholder or who claims to be entitled to have his name (title) entered in the register of shareholders in respect of shares in the Company may, if his share certificate (the "original certificate") relating to the shares is lost, he may apply to the Company for a replacement share certificate in respect of such shares (the "Relevant Shares").

                Application by a holder of Domestic-Invested Shares, who has lost his share certificate, for a replacement share certificate shall be dealt with in accordance with Article 150 of the Company Law.

                Application by a holder of Overseas-Listed Foreign-Invested Shares, who has lost his share certificate, for a replacement share certificate may be dealt with in accordance with the law of the place where the original register of shareholders of holders of Overseas-Listed Foreign-Invested Shares is maintained, the rules of the stock exchange or other relevant regulations.

                The issue of a replacement share certificate to a holder of H Shares, who has lost his share certificate, shall comply with the following requirements:

                (1) The applicant shall submit an application to the Company in a prescribed form accompanied by a notarial certificate or a statutory declaration, of which the contents shall include the grounds upon which the application is made and the circumstances and evidence of the loss, and the declaration showing that no other person is entitled to have his name entered in the register of shareholders in respect of the Relevant Shares.

                (2) The Company has not received any declaration made by any person other than the applicant declaring that his name shall be entered in the register of shareholders in respect of such shares before it decides to issue a replacement share certificate to the applicant.

                (3) The Company shall, if it intends to issue a replacement share certificate, publish a notice of its intention to do so at least once every thirty (30) days within a period of ninety (90) consecutive days in such newspapers as may be prescribed by the board of directors.

                (4) The Company shall, prior to publication of its intention to issue a replacement share certificate, deliver to the stock exchange on which its shares are listed, a copy of the notice to be published and may publish the notice upon receipt of confirmation from such stock exchange that the notice has been exhibited in the premises of the stock exchange. Such notice shall be exhibited in the premises of the stock exchange for a period of ninety (90) days. In the case of an application which is made without the consent of the registered holder of the Relevant Shares, the Company shall deliver by mail to such registered shareholder a copy of the notice to be published.

                (5) If, by the expiration of the 90-day period referred to in paragraphs (3) and (4) of this Article, the Company has not received any objection from any person in respect of the issuance of the replacement share certificate, it may issue a replacement share certificate to the applicant pursuant to his application.

                (6) Where the Company issues a replacement share certificate pursuant to this Article, it shall forthwith cancel the original share certificate and document the cancellation of the original share certificate and issuance of a replacement share certificate in the register of shareholders accordingly.

                (7) All expenses relating to the cancellation of an original share certificate and the issuance of a replacement share certificate shall be borne by the applicant and the Company is entitled to refuse to take any action until reasonable guarantee is provided by the applicant therefor.

Article 50 Where the Company issues a replacement share certificate pursuant to the Company's Articles of Association, as for a bona fide purchaser obtaining new share certificates referred to above or a shareholder registered as a owner of the shares (in case of a bona fide purchaser), his name (title) shall not be removed from the register of shareholders.

Article 51 The Company shall not be liable for any damages sustained by any person by reason of the cancellation of the original share certificate or the issuance of the replacement share certificate unless the claimant is able to prove that the Company has acted in a deceitful manner.
                CHAPTER 7 SHAREHOLDERS' RIGHTS AND OBLIGATIONS

Article 52 A shareholder of the Company is a person who lawfully holds shares in the Company and whose name (title) is entered in the register of shareholders. A shareholder shall enjoy rights and assume obligations according to the class and amount of shares held by him; shareholders who hold shares of the same class shall enjoy the same rights and assume the same obligations. For the joint shareholders, if one of the joint shareholders has passed away, the surviving shareholder shall be deemed by the Company to have the ownership of the related shares, but the Board of Directors is entitled to ask for the provision of the suitable death certificate for the purpose of revision of the shareholders' register. For the joint shareholders, only the first named shareholder in the shareholders' register has the right to receive the share certificates of the related shares, receive the notice of the Company, attend the shareholders' general meeting and exercise his voting right; while, any notice delivered to the said shareholder shall be deemed as if the notice has been delivered to all of the joint shareholder of the related shares.

Article 53 The shareholders of ordinary shares of the Company shall enjoy the following rights:

                (1) the right to receive dividends and other distributions in proportion to their shareholdings;

                (2) the right to attend or appoint a proxy to attend shareholders' general meetings and to vote thereat according to their shareholdings;

                (3) the right to supervise the Company's business operations, the right to present proposals or to raise queries;

                (4) the right to transfer, donate and pledge shares in accordance with laws, administrative regulations and provisions of the Company's Articles of Association;

                (5) subject to production of the relevant proofs of the type and quantity of shares that they are holding to the Company and verification of their identities of shareholders by the Company, the right to obtain relevant information in accordance with laws, administrative regulations and provisions of these Articles of Association, which information includes:

                      i. the right to obtain a copy of the Company's Articles of Association, subject to payment of costs;

                      ii. the right to inspect and copy, subject to payment of a reasonable fee:

                            (i) all parts of the register of shareholders;

                            (ii) personal particulars of each of the Company's
                                directors, supervisors, president,
                                vice-president, Chief Financial Officer and secretary of the board of directors, including:

                                (a)  present and former name and alias;

                                (b)  principal address (place of residence);

                                (c)  nationality;

                                (d)  primary and all other part-time
                                     occupations and duties;

                                (e) identification documents and the numbers thereof;

                      (iii) report on the state of the Company's share
                            capital;

                      (iv) reports showing the aggregate par value, quantity, highest and lowest price paid in respect of each class of shares repurchased by the Company since the last accounting year and the aggregate amount paid by the Company for this purpose;

                      (v)   minutes of shareholders' general meetings;

                      (vi) regular reports and interim reports of the Company.

                (6) in the event of the termination or liquidation of the Company, the right to participate in the distribution of remaining assets of the Company in accordance with the number of shares held;

                (7) in the event that the resolution of a shareholders' general meeting or board meeting is against the law or administrative rules and has infringed the legitimate interest of a shareholder, the shareholder shall have the right to commence legal proceedings to stop the illegal or infringing act and to ask the Company to bring a claim for compensation;

                (8) other rights conferred by laws, administrative regulations and these Articles of Association.

Article 54 The shareholders of ordinary shares of the Company shall assume the following obligations:


                (1)   to comply with these Articles of Association;

                (2) to pay subscription money according to the number of shares subscribed and the method of subscription;

                (3) not to retire from being a shareholder unless required by law or administrative regulations;

                (4) other obligations imposed by laws, administrative regulations and these Articles of Association.

                Shareholders are not liable to make any further contribution to the share capital other than according to the terms which were agreed by the subscriber of the relevant shares at the time of subscription.

Article 55 In addition to the obligations imposed by laws and administrative regulations or required by the listing rules of the stock exchange on which the Company's shares are listed, a controlling shareholder shall not exercise his voting rights in respect of the following matters in a manner prejudicial to the interests of all or part of the shareholders of the
                Company:

                (1) act honestly in the best interests of the Company in removing a director or supervisor;

                (2) to approve the expropriation by a director or supervisor (for his own benefit or for the benefit of another person) of the Company's assets in any way, including (without limitation to) opportunities which are beneficial to the Company;

                (3) to approve the expropriation by a director or supervisor (for his own benefit or for the benefit of another person) of the individual interest of other shareholders, including (but without limitation to) rights to distributions and voting rights (excluding a restructuring which has been submitted for approval by the shareholders in a general meeting in accordance with the Company's Articles of Association).

Article 56 For the purpose of the foregoing Article, a "controlling shareholder" means a person who satisfies any one of the following conditions:

                (1) a person who, acting alone or in concert with others, has the power to elect more than half of the board of directors;

                (2) a person who, acting alone or in concert with others, has the power to exercise 30% or more or has power to control the exercise of 30% or more of the voting rights in the Company;

                (3) a person who, acting alone or in concert with others, holds 30% or more of the issued and outstanding shares of the Company;

                (4) a person who, acting alone or in concert with others, has de facto control of the Company in any other way.

                "Acting in concert" referred to above means the acting of two or more persons by agreement (whether verbal or in writing) so as to gain or strengthen the control of the Company through the acquisition of voting rights in the Company by either of them.

                   CHAPTER 8 SHAREHOLDERS' GENERAL MEETINGS

Article 57 The shareholders' general meeting is the organ of authority of the Company and shall exercise its functions and powers in accordance with law.

                The Company shall draw up "Rules and Procedures for the Shareholders' General Meetings" for implementation after being approved by the shareholders in a general meeting. The Rules and Procedures for the Shareholders' General Meetings shall include the followings:

                (1) functions and powers of the shareholders general meetings;

                (2) authorities given by the shareholders' general meetings to the board of directors;

                (3) procedures for the convening of a shareholders' general meeting, which include the putting forward, collection and approval of motions and notices of meetings and any change thereto, registration of the meeting, convening of, voting and resolutions made in the meeting, adjournments, past-session matters and announcements, etc.;

                (4) other matters deemed necessary by the shareholders' general meeting. The Rules and Procedures for the Shareholders' General Meetings is an integral part of and has the same legal effect as these Articles of Association.

Article 58 The shareholders' general meeting shall have the following functions and powers:

                (1) to decide on the Company's operational policies and investment plans;

                (2) to elect and replace directors and to decide on matters relating to the remuneration and liability insurance of directors;

                (3) to elect and replace supervisors who are shareholder representatives and to decide on matters relating to the remuneration and liability insurance of supervisors;

                (4)   to examine and approve the board of directors' reports;

                (5) to examine and approve the supervisory committee's reports;

                (6) to examine and approve the Company's profit distribution plans and loss recovery plans;

                (7) to examine and approve the Company's proposed annual preliminary and final financial budgets;

                (8) to pass resolutions on the increase or reduction of the Company's registered capital;

                (9) to pass resolutions on matters such as merger, division, dissolution and liquidation of the Company;

                (10) to pass resolutions on the issue of debentures by the Company;

                (11) to pass resolutions on the appointment, dismissal and non-reappointment of the accountants of the Company;

                (12) to amend the Company's Articles of Association and its appendices (including the Rules and Procedures for the Shareholders' General Meetings, Rules and Procedures for the Board of Directors' Meetings and Rules and Procedures for the Supervisors' Meetings);

                (13) to consider motions raised by the supervisory committee or shareholders who represent 5% or more of the total number of voting shares of the Company at annual general meetings;

                (14) to decide on other matters which, according to laws, administrative regulations, regulations of the competent department(s) or these Articles of Association, need to be approved by shareholders in general meetings;

Article 59 Matters which shall be determined by the shareholders in a general meeting according to the laws, administrative regulations, regulations of the competent departments or these Articles of Association must be discussed by the shareholders in a general meeting in order to protect the shareholders' right of decision on those matters. Where necessary and reasonable, the board of directors or its secretary may be appointed in a shareholders' general meeting to determine (if so authorized in the general meeting) specific matters which are related to the matters to be resolved and are not possible or not necessary to be determined in that general meeting. Please see the Rules and Procedures for the Shareholders' General Meetings for the form of authorization by shareholders to the board of directors in a shareholders' general meeting to determine major matters of the Company.

                If the shareholders authorize the board of directors or its secretary in a general meeting to determine matters which shall be determined by ordinary resolutions, the matter should be resolved by more than one-half of the attending shareholders (including their proxy) who have voting rights; if the authorization relates to matters which shall be determined by special resolutions, the matter should be resolved by more than two-thirds of the attending shareholders (including their proxy) who have voting rights. The authorization should be clear and specific.

Article 60 Unless prior approval of shareholders in the form of a special resolution is obtained in a general meeting, the Company shall not enter into any contract with any person other than the directors, supervisors, president, vice-president, Chief Financial Officer and secretary of the board of directors of the Company pursuant to which such person shall be responsible for the management and administration of the whole or any substantial part of the Company's business.

Article 61 Shareholders' general meetings are divided into annual general meetings ("AGM") and extraordinary general meetings ("EGM"). Unless otherwise provided in these Articles of Association and the Rules and Procedures for the Shareholders' General Meetings, shareholders' general meetings shall be convened by the board of directors.

Article 62 AGMs are held once every year and within six (6) months from the end of the preceding accounting year. At least the following matters should be resolved in an AGM:

                (1)   examination of the board of directors' annual report;

                (2) examination of the supervisory committee's annual report;

                (3) examination of the Company's profit distribution proposal;

                (4) examination of the Company's audited final budgets for the preceding year;

                (5) engagement, removal or non-renewal of the appointment of the accounting firm by the Company and determination of the remuneration of the accounting firm so engaged.

                Matters to be considered in an AGM including but without limitation to the above matters, and any matter that could be considered in a general meeting may be considered in an AGM. In an AGM, the supervisory committee and shareholders who individually or jointly hold 5% or more of the Company's voting shares shall have the right to put forward provisional motions.

Article 63 The board of directors shall convene an EGM within two (2) months after the occurrence of any one of the following events:

                (1) where the number of directors is less than the number stipulated in the Company Law or two-thirds of the number specified in the Company's Articles of Association;

                (2) where the unrecovered losses of the Company amount to one-third of the total amount of its share capital;

                (3) where shareholder(s) who individually or jointly hold 10% or more of the Company's issued and outstanding voting shares (not including voting by proxy) request(s) in writing for the convening of an EGM;

                (4) whenever the board of directors deems necessary or the supervisory committee so requests;

                (5) other circumstances provided by these Articles of Association. The shareholdings referred to in item (3) above shall be calculated as at the date of written request of the shareholders.

Article 64 Any request for the board of directors to hold an AGM or class meeting made by the supervisory committee or shareholders who individually or jointly hold 10% of the Company's voting shares entitling them to vote in that proposed meeting shall be dealt with according to the provisions of the Rules and Procedures for the Shareholders' General Meetings.

                If a meeting is convened by the shareholders themselves where the board of directors has not given the required consent under the Rules and Procedures for the Shareholders' General Meetings to the same, the reasonable expenses thus incurred shall be borne by the Company and paid out of the money payable by the Company to the negligent director(s).

Article 65 If the number of members of the board of directors falls short of the number prescribed by the Company Law or is less than two-thirds of the number prescribed in these Articles of Association, or if the Company's non-recovered loss has amounted to one third of the share capital and the board of directors has failed to call for an EGM in the prescribed time, shareholders may call for an EGM on their own according to the prescribed procedures of the Rules and Procedures for the Shareholders' General Meetings.

Article 66 Any shareholders who individually or jointly hold 10% or more of the voting shares entitling them to vote in the proposed meeting have any dispute as to the board of directors' non-inclusion of their motion into the agenda may, according to the prescribed procedures of the Rules and Procedures for the Shareholders' General Meetings, ask for the convening of an EGM.

Article 67 A motion of a shareholders' general meeting is a discussion paper of a matter which should be discussed in a general meeting and shareholders should resolve on the specific motion in a general meeting. The contents, form and issuing procedures of a motion shall comply with the requirements of the Rules and Procedures for the Shareholders' General Meetings.

Article 68 When the Company convenes a shareholders' general meeting, written notice of the meeting shall be given forty-five (45) days (including the date of the meeting) before the date of the meeting to notify all of the shareholders whose names appear in the share register of the matters to be considered and the date and place of the meeting. The contents, form and issuing procedures of the notice shall comply with the requirements of the Rules and Procedures for the Shareholders' General Meetings.

Article 69 Any shareholder who is entitled to attend and vote at a general meeting of the Company shall be entitled to appoint one (1) or more persons (whether such person is a shareholder or not) as his proxy or proxies to attend and vote on his behalf, and a proxy so appointed shall be entitled to exercise the following rights pursuant to the authorization from that shareholder:

                (1)   the shareholders' right to speak at the meeting;

                (2)   the right to demand or join in demanding a poll;

                (3) the right to vote by hand or on a poll, but a proxy of a shareholder who has appointed more than one (1) proxy may only vote on a poll.

                If the said shareholder is a recognized clearing house as defined by Securities and Futures (Clearing House) Ordinance (Chapter 420 of Hong Kong Law) or the Securities and Futures Ordinance, the shareholder may authorize one or more suitable person to act as its representative at any shareholders' general meeting or any kinds of shareholders' general meeting; however, if more than one person are authorized, the power of attorney shall clearly indicate the number and types of the stocks involved by way of the said authorization. The persons after such authorization may represent the recognized clearing house (or its "proxy") to exercise the rights, as if they were the individual shareholders of the Company.

Article 70 The instrument appointing a proxy to attend the general meeting shall be in writing clearly indicating the number of shares of the appointor represented by the proxy and shall be under the hand of the appointor or his attorney duly authorized in writing, or if the appointor is a legal person, either under seal or under the hand of a director or a duly authorized attorney. If several proxies are appointed, such written instrument shall clearly indicate the number of shares of the appointor represented by each proxy. The remaining contents and form of the instrument shall comply with the requirements of the Rules and Procedures for the Shareholders' General Meetings.

Article 71 Any form given to a shareholder by the directors for use by such shareholder for the appointment of a proxy to attend and vote at meetings of the Company shall be such as to enable the shareholder to freely instruct the proxy to vote in favour of or against the motions, such instructions being given in respect of each individual matter to be voted on at the meeting. Such a form shall contain a statement that, in the absence of specific instructions from the shareholder, the proxy may vote as he thinks fit.

Article 72 A vote made in accordance with the terms of a proxy shall be valid notwithstanding the death or loss of capacity of the appointor or revocation of the proxy or the authority under which the proxy was executed, or the transfer of the shares in respect of which the proxy is given, provided that the Company did not receive any written notice in respect of such matters before the commencement of the relevant meeting.

Article 73 Apart from the independent directors, the Company's board of directors and shareholders who meet the relevant requirements may also collect from other shareholders of the Company the rights to vote in a shareholders' general meeting. The collection of voting rights shall be without consideration with sufficient disclosure of information to the shareholders from whom voting rights are being collected.

Article 74 When a connected transaction is discussed in a shareholders' general meeting, the connected shareholders shall not take part in the voting and the number of voting shares represented by him will not be counted in. Announcements of resolutions made in the shareholders in a general meeting shall make full disclosure of the votes cast by non-connected shareholders.

Article 75 A shareholder (including a proxy), when voting at a shareholders' general meeting, may exercise such voting rights as are attached to the number of voting shares which he represents except when the accumulated voting system under
                Article 103 hereof regarding election of directors is adopted in which case one (1) vote is attached to each share. Please refer to the Rules and Procedures for the Shareholders' General Meetings for the implementation of the accumulated voting system.

Article 76 At any shareholders' general meeting, a resolution shall be decided on a show of hands unless a poll is demanded:

                (1)   by the chairman of the meeting;

                (2) by at least two (2) shareholders present in person or by proxy entitled to vote thereat;

                (3) by one (1) or more shareholders present in person or by proxy and representing 10 % or more of all shares carrying the right to vote at the meeting singly or in aggregate, before or after a vote is carried out by a show of hands.

                Unless a poll is demanded, a declaration by the chairman that a resolution has been passed on a show of hands and the record of such in the minutes of the meeting shall be conclusive evidence of the fact that such resolution has been passed. There is no need to provide evidence of the number or proportion of votes in favour of or against such resolution. The demand for a poll may be withdrawn by the person who demands the same.

Article 77 A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded.

Article 78 On a poll taken at a meeting, a shareholder (including a proxy) entitled to two (2) or more votes need not cast all his votes in the same way.

Article 79 In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall have a casting vote.

Article 80 Resolutions of shareholders' general meetings shall be divided into ordinary resolutions and special resolutions. An ordinary resolution must be passed by votes representing more than one-half of the voting rights represented by the shareholders (including their proxy) present at the meeting.
                A special resolution must be passed by votes representing more than two-thirds of the voting rights represented by the shareholders (including their proxy) present at the meeting. The shareholders (including their proxy) attending the meeting shall clearly show approval or objection to every matter to be voted on. As for the unpolled vote or abstention, the Company will not treat it as the vote with voting right when calculating the voting result of this matter.

Article 81 The following matters shall be resolved by an ordinary resolution at a shareholders' general meeting:

                (1) work reports of the board of directors and the supervisory committee;

                (2) profit distribution plans and loss recovery plans formulated by the board of directors;

                (3) removal of members of the board of directors and members of the supervisory committee who are shareholders' representatives, their remuneration and manner of payment and their liability insurance;

                (4) annual preliminary and final budgets, balance sheets and profit and loss accounts and other financial statements of the Company;

                (5) matters other than those which are required by the laws and administrative regulations or by the Company's Articles of Association to be adopted by special resolution.

Article 82 The following matters shall be resolved by a special resolution at a shareholders' general meeting:

                (1) the increase or reduction in share capital and the issue of shares of any class, warrants and other similar securities;

                (2)   the issue of debentures of the Company;

                (3) the division, merger, dissolution and liquidation of the Company;

                (4)   amendment of the Company's Articles of Association;

                (5)   repurchase of the Company's shares;

                (6) any other matters considered by the shareholders in general meeting, and resolved by way of an ordinary resolution, to be of a nature which may have a material impact on the Company and should be adopted by special resolutions.

Article 83 The chairman of the meeting shall be responsible for determining whether a resolution has been passed. His decision, which shall be final and conclusive, shall be announced at the meeting and recorded in the minutes.

Article 84 If the chairman of the meeting has any doubt as to the result of a resolution which has been put to vote at a shareholders' meeting, he may have the votes counted. If the chairman of the meeting has not counted the votes, any shareholder who is present in person or by proxy and who objects to the result announced by the chairman of the meeting may, immediately after the declaration of the result, demand that the votes be counted and the chairman of the meeting shall have the votes counted immediately.

Article 85 If votes are counted at a shareholders' general meeting, the result of the count shall be recorded in the minutes.

Article 86 Records of Meetings shall be prepared for shareholders' general meetings and signed by attending directors and the recording person. If there is no director attending in the general meeting, the records of meeting shall be signed by the shareholder or proxy of shareholder chairing the meeting and the recording person. The contents and form of the records of meeting shall comply with the requirements of the Rules and Procedures for the Shareholders' General Meetings.

                The minutes of meeting shall be prepared for all resolutions adopted at shareholders' general meetings. The records and minutes of the meeting shall be made in Chinese. The minutes, together with the shareholders' attendance lists and proxy forms shall be treated as a Company file and kept by the secretary of the board of directors at the Company's place of residence.

Article 87 Copies of the minutes of proceedings of any shareholders' meeting shall, during business hours of the Company, be open for inspection by any shareholder without charge. If a shareholder requests for a copy of such minutes from the Company, the Company shall send a copy of such minutes to him within seven (7) days after receipt of reasonable fees therefor.

      CHAPTER 9 SPECIAL PROCEDURES FOR VOTING BY A CLASS OF SHAREHOLDERS

Article 88 Those shareholders who hold different classes of shares are class shareholders. Class shareholders shall enjoy rights and assume obligations in accordance with laws, administrative regulations and the Company's Articles of Association.

Article 89 Rights conferred on any class of shareholders ("class rights") may not be varied or abrogated save with the approval of a special resolution of shareholders in a general meeting and by holders of shares of that class at a separate meeting conducted in accordance with Articles 91 to 95 hereof.

Article 90 The following circumstances shall be deemed to be variation or abrogation of the rights attaching to a particular class of shares:

                (1) to increase or decrease the number of shares of that class, or to increase or decrease the number of shares of a class having voting or equity rights or privileges distribution or superior to those of shares of that class;

                (2) to exchange all or part of the shares of that class for shares of another class or to exchange or to create a right to exchange all or part of the shares of another class for shares of that class;

                (3) to remove or reduce rights to accrued dividends or rights to cumulative dividends attached to shares of that class;

                (4) to reduce or remove preferential rights attached to shares of that class to receive dividends or to the distribution of assets in the event that the Company is liquidated;

                (5) to add, remove or reduce conversion privileges, options, voting rights, transfer or pre-emptive rights, or rights to acquire securities of the Company attached to shares of that class;

                (6) to remove or reduce rights to receive payment payable by the Company in specific currencies attached to shares of that class;

                (7) to create a new class of shares having voting or distribution rights or privileges equal or superior to those of the shares of that class;

                (8) to restrict the transfer or ownership of shares of that class or to increase the types of restrictions attaching thereto;

                (9) to issue rights to subscribe for, or to convert the existing shares into, shares in the Company of that class or another class;

                (10) to increase the rights or privileges of shares of another class;

                (11) to restructure the Company in such a way so as to result in the disproportionate distribution of obligations between the various classes of shareholders;

                (12)  to vary or abrogate the provisions of this Chapter.

Article 91 Affected class shareholders, whether or not otherwise having the right to vote at shareholders' general meetings, have the right to vote at class meetings in respect of matters concerning sub-paragraphs (2) to (8), (11) and (12) of Article 90 hereof, but interested shareholder(s) shall not be entitled to vote at such class meetings. "(An) interested shareholder(s)", as such term is used in the preceding paragraph, means:

                (1) in the case of a repurchase of shares by way of a general offer to all shareholders of the Company or by way of public dealing on a stock exchange pursuant to
                      Article 29 hereof, an interested shareholder is a "controlling shareholder" within the meaning of Article 56 hereof;

                (2) in the case of a repurchase of shares by an off-market agreement pursuant to Article 29 hereof, a holder of the shares to which the proposed agreement relates;

                (3) in the case of a restructuring of the Company, a shareholder who assumes a relatively lower proportion of obligation than the obligations imposed on shareholders of that class under the proposed restructuring or who has an interest in the proposed restructuring different from the general interests of the shareholders of that class.

Article 92 Resolutions of a class of shareholders shall be passed by votes representing more than two-thirds of the voting rights of shareholders of that class represented at the relevant meeting who, according to Article 91, are entitled to vote thereat.

Article 93 A written notice of a class meeting shall be given to all shareholders who are registered as holders of that class in the register of shareholders forty-five (45) days before the date of the class meeting (not including the date of meeting). Such notice shall give such shareholders notice of the matters to be considered at such meeting, the date and the place of the class meeting. A shareholder who intends to attend the class meeting shall deliver his written reply in respect thereof to the Company twenty (20) days before the date of the class meeting.

                If the shareholders who intend to attend such class meeting represent more than half of the total number of shares of that class which have the right to vote at such meeting, the Company may hold the class meeting; if not, the Company shall within five (5) days give the shareholders further notice of the matters to be considered, the date and the place of the class meeting by way of public announcement. The Company may then hold the class meeting after such public announcement has been made.

Article 94 Notice of class meetings need only be served on shareholders entitled to vote thereat. Class meetings shall be conducted in a manner which is as similar as possible to that of shareholders' general meetings. The provisions of the Company's Articles of Association relating to the manner for the conduct of shareholders' general meetings are also applicable to class meetings.

Article 95 Apart from the holders of other classes of shares, the holders of the Domestic-Invested Shares and holders of Overseas-Listed Foreign-Invested Shares shall be deemed to be holders of different classes of shares.

                The special procedures for approval by a class of shareholders shall not apply in the following circumstances:

                (1) where the Company issues, upon the approval by special resolution of its shareholders in a general meeting, either separately or concurrently once every twelve (12) months, not more than 20% of each of its existing issued Domestic-Invested Shares and Overseas-Listed Foreign-Invested Shares; or

                (2) where the Company's plan to issue Domestic-Invested Shares and Overseas-Listed Foreign-Invested Shares at the time of its establishment is carried out within fifteen (15) months from the date of approval of the securities regulatory organ of the State Council.

                         CHAPTER 10 BOARD OF DIRECTORS

Article 96 The Company shall have a board of directors which is accountable to shareholders. The Company shall draw up Rules and Procedures for the Board of Directors' Meetings for implementation after being approved by the shareholders in a general meeting. The Rules and Procedures for the Board of Directors' Meetings shall include the following items:

                (1) functions and powers and authorizations of the board of directors;

                (2) establishment of the board of directors and its subordinated offices;

                (3)   secretary of the board of directors;

                (4)   discussion system of a board meeting;

                (5)   discussion procedures of a board meeting;

                (6)   disclosure of information of a board meeting;

                (7) implementation and feedback of resolutions of a board meeting;

                (8) other matters deemed necessary by the shareholders' general meeting. The Rules and Procedures for the Board of Directors' Meetings is an integral part of and shall have the same legal effect as these Articles of Association.

Article 97 The board of directors shall consist of thirteen (13) directors and there shall be one (1) Chairman and one (1) Vice-chairman.

Article 98 Directors of the Company shall be natural persons and they are not required to hold any shares in the Company.

                Directors shall be elected at the shareholders' general meeting each for a term of three (3) years. The term of office of a director shall be calculated from the date of the passing of the resolution approving the appointment of such director at the shareholders' general meeting until the expiry of the term of the present session of the board of directors. At the expiry of the term of office of a director, the term is renewable upon re-election. A director may not be removed by the shareholders in a general meeting without any reason before his term of office expires. The term of office of any independent director may not be renewed for more than 6 years.

Article 99 The list of candidates for directors shall be submitted to the shareholders' general meeting in the form of motion for approval. Candidates other than those for independent directors shall be nominated by the board of directors, the supervisory committee or shareholders who individually or jointly hold 5% or more of the Company's voting shares and be elected by the shareholders in a general meeting.

                Candidates for independent directors of the Company shall be nominated by the Company's board of directors, the supervisory committee or shareholders who individually or jointly hold 1% or more of the Company's voting shares and be elected by the shareholders in a general meeting.

Article 100     Independent directors shall be elected in the following manner:

                (1) the nominator of a candidate for independent director shall seek the consent of the nominee, find out the occupation, academic qualification, rank and detailed working experience including all part-time jobs of the nominee and provide written proofs of the same to the Company before making the nomination. The candidate shall give a written undertaking to the Company agreeing to be nominated, undertaking the truthfulness and completeness of his particulars disclosed and guaranteeing the performance of a director's duties after being elected.

                (2) the nominator of an independent director shall give opinion on the qualification and independence of the nominee to act as an independent director. The nominee shall make an open announcement as to the absence of any relation between the Company and him which would affect his independent and objective judgment.

                (3) if the nomination of candidates for independent directors is made before the Company's convening of a board meeting, the written proofs of the nominee referred to in sub-paragraphs (1) and (2) above shall be disclosed together with the board resolution.

                (4) if the shareholders who individually or jointly hold 5% or more of the Company's voting shares or the supervisory committee puts forward a provisional motion in an AGM of the Company for election of independent directors, a written notice stating their intention to nominate a candidate for directors and the nominee's consent to be nominated together with the written proofs and undertaking of the nominee referred to in sub-paragraphs (1) and (2) above shall be delivered to the Company seven (7) days before the AGM.

                (5) before the shareholders' general meeting for election of independent directors is convened, the Company shall submit the relevant information of all nominees to the securities regulatory authority of the State Council, the organ appointed by the securities regulatory authority of the State Council in the place of residence of the Company and the stock exchange on which the Company's shares are listed. The written opinions of the board of directors shall also be submitted in case the Company's board has any dispute as to the particulars of the nominee. If the securities regulatory authority of the State Council opposes to the nomination of any nominee, this nominee may not be included as a candidate for independent directors. In convening a general meeting to elect independent directors, the Company's board shall specify if the securities regulatory authority of the State Council has any dispute as to the candidates for independent directors.

Article 101 Non-independent directors shall be elected in the following manner:

                (1) the nominator of a candidate for non-independent director shall seek the consent of the nominee, find out the occupation, academic qualification, rank and detailed working experience including all part-time jobs of the nominee and provide written proofs of the same to the Company before making the nomination. The candidate shall give a written undertaking to the Company agreeing to be nominated, undertaking the truthfulness and completeness of his particulars disclosed and guaranteeing the performance of a director's duties after being elected.

                (2) if the nomination of candidates for non-independent directors is made before the Company's convening of a board meeting, the written proofs of the nominee referred to in sub-paragraph (1) above shall be disclosed together with the board resolution.

                (3) if the shareholders who individually or jointly hold 5% or more of the Company's voting shares or the supervisory committee puts forward a provisional motion in an AGM of the Company for election of non-independent directors, a written notice stating their intention to nominate a candidate for directors and the nominee's consent to be nominated together with the written proofs and undertaking of the nominee referred to in sub-paragraph (1) above shall be delivered to the Company seven (7) days before the AGM.

Article 102 The following basic requirements shall be met in order to be an independent director:

                (1) qualified to be a director of a listed company under the laws, administrative regulations and other relevant provisions;

                (2) has the independence required by these Articles of Association;

                (3) has basic knowledge of the operation of a listed company, familiar with the relevant laws, administrative rules, regulations and rules;

                (4) has 5 years or more of legal or financial experience or other experience in performing the duties of an independent director;

                (5) other requirements stipulated in these Articles of Association. Article 103 If the controlling shareholders of the Company control 30% or more of the Company's shares, the accumulative voting system shall be adopted when voting on the election of directors in a shareholders' general meeting, that is, in electing two or more directors in a shareholders' general meeting, the number of votes attached to each share held by a participating shareholder shall be equal to the number of candidates, in which case the shareholder may cast his votes for one candidate or for several candidates. Please refer to the Rules and Procedures for the Shareholders' General Meetings for details of implementation of the accumulative voting system.

Article 104 Provided that the relevant laws and administrative rules are observed, a director whose term of office has not yet been expired may be removed in a general meeting by way of ordinary resolution (but the right to lodge a claim under a contract is not affected).

                If a director has failed to attend a board meeting personally nor appoint a proxy to attend on his behalf on two consecutive occasions, it shall be treated as a failure to discharge his duties. The board of directors shall propose in a shareholders' general meeting to remove and replace this director.

                If an independent director has failed to attend a board meeting personally on three consecutive occasions, the board of directors shall propose in a shareholders' general meeting to remove and replace this director. Unless in the above circumstances and in circumstances as provided in the Company Law where a person is prohibited from acting as a director, no independent director may be removed before his term of office expires. In case of early removal, the Company shall disclose it by way of special disclosure. If the removed independent director considers that he is removed by the Company improperly, he may make an open declaration.

Article 105     A director may resign before his term of office expires.
                In resigning his duties, a director shall tender a resignation to the board in writing and in the case of an independent director, he shall also specify any matter which is related to his resignation or which he considers necessary to bring to the attention of the Company's shareholders and creditors.

Article 106 If the resignation of a director causes the board members of the Company to fall below the minimum number of members to form a quorum, the resignation of this director shall be effective only after the succeeding director has filled his vacancy. The board shall call an EGM as soon as possible to elect a director to fill the vacancy caused by his resignation. Before a resolution is made in a shareholders' general meeting in relation to the election of directors, the functions and powers of this resigning director and other remaining directors shall be subject to reasonable restrictions. If the resignation of an independent director causes the proportion of independent directors in the board of the Company to fall below the minimum requirements of the relevant regulatory authorities, the resignation of this independent director shall be effective only after the succeeding independent director has filled his vacancy.

Article 107 The board of directors shall exercise the following functions and powers:

                (1) to be responsible for the convening of the shareholders' general meeting and to report on its work to the shareholders in general meetings;

                (2) to implement the resolutions passed by the shareholders in general meetings;

                (3) to determine the Company's business plans and investment proposals;

                (4) to formulate the Company's annual preliminary and final financial budgets;

                (5) to formulate the Company's profit distribution proposal and loss recovery proposal;

                (6) to formulate proposals for the credit and financial policies of the Company, the increase or reduction of the Company's registered capital and for the issue of any kind of securities of the Company's (including but without limitation to the Company's debentures) and proposals for listing and repurchase of the Company's shares;

                (7) to draw up plans for significant acquisition or disposal proposals, the merger, division or dissolution of the Company;

                (8) to determine the risks investment and security (including pledging of assets) of the Company according to the authority given in the shareholders' general meeting;

                (9) to decide on the Company's internal management structure;

                (10) to appoint or remove the Company's president and to appoint or remove the vice-president and Chief Financial Officer of the Company according to the recommendations of the president; to appoint or remove the secretary of the board of directors and to decide on their remuneration;

                (11) to appoint or replace the members of the board of directors and the supervisory committee of its wholly-owned subsidiary, appoint, replace or recommend the shareholders' proxies, directors (candidates) and supervisors (candidates) of its subsidiary(ies) which are controlled or invested by the Company.

                (12) to determine the establishment of Company's branch offices;

                (13) to formulate proposals for any amendment of the Company's Articles of Association and its appendices;

                (14) to formulate the Company's basic management system; (15) to manage the disclosure of information of the Company;

                (16) to propose in a shareholders' general meeting to engage or replace the accounting firm which undertakes auditing work of the Company;

                (17) to listen to the president's work report and check the president's work;

                (18) to determine important matters and administrative matters of the Company other than those which should be determined by resolution of a shareholders' general meeting of the Company except for the matters as specified by law, administrative rules, regulations of the competent department(s) and these Articles of Association, and to sign other important agreements;

                (19) to exercise any other powers stipulated by laws, administrative rules, regulations of the competent department(s) or these Articles of Association and conferred by the shareholders in a general meeting.

                Other than the board of directors' resolutions in respect of the matters specified in sub-paragraphs (6), (7) and (13) of this Article which shall be passed by the affirmative vote of more than two-thirds of all the directors, the board of directors' resolutions in respect of all other matters may be passed by the affirmative vote of a simple majority of the directors.

Article 108 The above functions and powers of board meetings may be authorized to one or more directors upon the agreement of all directors, but matters concerning material interests of the Company shall be determined by the board collectively. The authorization of the board shall be clear and specific.

Article 109 An independent director shall have the following special functions and powers in addition to those conferred by the Company Law, other relevant laws, administrative rules and these Articles of Association:

                (1) material connected transactions (determined according to the standards issued from time to time by the relevant regulatory authorities in the place where the Company's shares are listed) which should be approved by the board of directors or the shareholders' general meeting according to law shall, upon the recognition of independent directors, be submitted to the board of directors for discussion. Any resolution made by the board of directors regarding the Company's connected transactions must only be effective after it has been signed by the independent directors. The independent directors may, before making a judgment, engage an intermediary to issue an independent financial report for them to rely upon in making the judgment;

                (2) to propose to the board of directors to engage or remove an accounting firm;

                (3) two or more than one-half of the independent directors may propose to the board of directors to convene an EGM;

                (4)   to propose the calling of a board meeting;

                (5) to engage an external auditing or advisory organ independently;

                (6) to collect voting rights from shareholders prior to the convening of a shareholders' general meeting;

                (7) to report directly to the shareholders' general meetings, securities regulatory organ under the State Council and other relevant departments.

                The independent directors shall seek the consent of more than half of the independent directors in exercising their functions and powers other than sub-paragraphs (1) and (3) above.

                If the above proposal is not accepted or the above functions and powers are not exercised properly, the Company shall disclose the same.

Article 110 When the board of directors make the decisions in respect of market development, mergers and acquisitions and the investment in new areas etc., in case the investment amount or the asset value thus merged and acquired exceeds more than 10
                (ten) percent of total assets of the Company, the board of directors shall invite the consulting organizations for their professional opinions, these opinions shall serve as the important basis for decision-making by the board of directors.

                The board of directors shall lay down strict procedures to inspect and decide on risks investments. For major investment projects in excess of the approval limit of the board of directors, the board of directors shall organize the relevant experts and professional officers to conduct assessment for approval of the shareholders in a general meeting. Matters regarding risks investments have been provided explicitly in the Rules and Procedures for the Board of Directors' Meetings.

Article 111 The Chairman and the Vice-Chairman shall be directors of the Company and be appointed and removed by affirmative vote of a simple majority of all directors. The term of office of the Chairman or the Vice-Chairman shall be three (3) years which term is renewable upon re-election.

Article 112 The Chairman of the board of directors shall exercise the following functions and powers:

                (1) to preside over shareholders' general meetings and to convene and preside over meetings of the board of directors;

                (2) to co-ordinate and perform the responsibilities of the board of directors and review on the implementation of resolutions passed by the board of directors at directors' meetings;

                (3) to sign the certificates of shares, debentures and other valuable securities issued by the Company;

                (4) to sign important documents of the board and other documents which should be signed by the Company's legal representative;

                (5) to exercise the functions and powers of a legal representative;

                (6) where it is lawful and in the interest of the Company, to exercise the special right to deal with the Company's affairs during emergency such as the occurrence of natural disasters, and to report to the Company's board of directors and general meetings thereafter;

                (7) to exercise other powers conferred by the board of directors. Whenever the Chairman is unable to exercise his powers, such powers shall be exercised by the Vice-Chairman or other directors who have been designated by the Chairman to exercise such powers on his behalf.

Article 113 Board meetings shall be convened regularly at least four times a year. An EGM shall be called for on occurrence of any of the events set out in the Rules and Procedures for the Board of Directors' Meetings.

                In convening a regular board meeting or an EGM, a notice shall be given to all directors 10 days before the meeting. The calling for a board meeting, and the contents and form of a notice of meeting shall comply with the requirements of the Rules and Procedures for the Board of Directors' Meetings.

Article 114 Meetings of the board of directors shall be held only if more than half of the directors (including any alternate director appointed) are present. Each director shall have one
                (1) vote. Where there is an equality of votes cast both for and against a resolution, the Chairman of the board of directors shall have an additional vote.

Article 115 Directors shall attend the meetings of the board of directors in person. Where a director is unable to attend a meeting for any reason, he may by a written power of attorney appoint another director to attend the meeting on his behalf. The power of attorney shall set out the scope of authorization.

                A director appointed as a representative of another director to attend the meeting shall exercise the rights of a director within the scope of authority conferred by the appointing director. Where a director is unable to attend a meeting of the board of directors and has not appointed a representative to attend the meeting on his behalf, he shall be deemed to have waived his right to vote at the meeting. All expenses incurred by the directors for attending the board meeting shall be borne by the Company, including the traffic expense from the place where the director is located to the place where the meeting is convened, as well as the board and lodging expenses during the term of meeting. The miscellaneous expenses such as the rental of meeting room and the local traffic expenses etc. shall also be borne by the Company.

Article 116 The board of directors may accept the preparation of a written resolution instead of convening a board meeting provided that the contents and form of the written resolution are in compliance with the Rules and Procedures for the Board of Directors' Meetings.

Article 117 Matters determined in a board meeting shall be recorded in Chinese in the form of Records of Meeting. The contents and form of Records of Board Meetings shall comply with the Rules and Procedures for the Board of Directors' Meetings.

Article 118 If a written motion of a board meeting is not prepared in accordance with the stipulated procedures, it will not have the effect of a board resolution even if each director has expressed his view thereto. Directors shall be liable for board resolutions. If a board resolution is against the law, administrative rules or these Articles of Association and thus causes the Company to suffer any loss, the directors who cast an affirmative vote for the motion shall assume direct liability (including the liability to compensate); directors who are proved to have cast a dissenting vote against the motion during the voting as recorded in the records of meeting shall be exempted from liability; directors who abstained from voting or failed to attend nor appoint a proxy to attend the board meeting shall not be exempted from liability; and directors who opposed to the motion but did not cast a dissenting vote against it in the voting shall not be exempted from liability either.

                CHAPTER 11 SECRETARY OF THE BOARD OF DIRECTORS

Article 119 The Company shall have one (1) secretary of the board of directors. The secretary shall be a senior officer of the Company accountable to the Company. The Company shall draw up "Work Regulations for the Secretary of the Board" to promote the management of the Company and make provisions for disclosure of information. The Work Regulations for the Secretary of the Board shall be effective upon the approval of the board of directors.

                The board of directors may establish its secretarial department when necessary.

Article 120 A director or the president, vice-president, Chief Financial Officer of the Company may concurrently act as the secretary of the Company's board of directors. No accountant of the accounting firm or solicitor of the solicitors' firm engaged by the Company may concurrently act as the secretary of the Company's board of directors.

                The secretary of the Company's board of directors shall be a natural person who has the requisite professional knowledge and experience, and shall be nominated by the Chairman of the Board and appointed or removed by the board of directors. In the case of a director acting concurrently as the secretary of the board, if an act has to be performed by a director and the secretary of the board respectively, this director acting concurrently as the secretary of the board may not act in both identities.

Article 121 The main duties of the secretary of the board of directors include:

                (1) to assist directors to deal with the daily matters of the board of directors, continuously provide, remind and ensure directors and the president, etc. to be well informed of the laws, regulations, policies and requirements of both domestic and overseas regulatory organizations concerning the operation of the Company, and assist directors and managers to practically implement the domestic and foreign laws, regulations, Company's Articles of Association and other regulations when performing their duties and powers;

                (2) to be responsible for the organization and preparation of the documents of the board of directors and shareholders' general meeting, well prepare the meeting record work, ensure the meeting policies in conformity with the legal procedures, and to keep abreast of the execution of the resolutions of the board of directors;

                (3) to be responsible for the organization and coordination of information disclosure, to ensure of a timely, accurate, lawful, true and complete disclosure of information, coordination of the relationship with the investors, and enhancement of the transparency of the Company;

                (4) to participate in and organize the financing in capital market;

                (5) to deal with the relationships with the intermediary organs, regulatory authorities and the media, and maintain a good public relationship. Article 122 The secretary of the board of directors shall discharge his duties diligently according to these Articles of Association. The secretary of the board of directors shall assist the Company to comply with the relevant PRC law and regulations of the securities regulatory organ of the place where the Company's shares are listed.

                             CHAPTER 12 PRESIDENT

Article 123 The Company shall have a president who is accountable to the board of directors. The president shall be nominated by the Chairman of the board of directors and appointed or removed by the board of directors.

                The Company shall have several vice-presidents, and one Chief Financial Officer who shall assist the president in work. The vice-presidents and the Chief Financial Officer shall be nominated by the president and appointed or removed by the board of directors.

                A director may also be engaged to act concurrently as the president, vice-president, Chief Financial Officer or secretary of the board of directors, but the number of directors acting concurrently as the president, vice-president, Chief Financial Officer or secretary of the board of directors may not exceed one-half of the total number of directors of the Company.

Article 124     The president shall exercise the following duties and powers:

                (1) to be in charge of the Company's production, operation and management, to co-ordinate the implementation of the resolutions of the board of directors and to report his work to the board of directors;

                (2) to organize the implementation of the Company's annual business plan and investment proposal;

                (3) to draft plans for the establishment of the Company's internal management structure;

                (4) to draft plans for the establishment of the branch company of the Company;

                (5)   to draft the Company's basic management system;

                (6) to formulate specific rules and regulations for the Company;

                (7) to propose the appointment or dismissal of the Company's vice-president(s) and Chief Financial Officer;

                (8) to appoint or dismiss management personnel other than those required to be appointed or dismissed by the board of directors;

                (9) to determine the wages, fringe benefits, rewards and punishments of the Company's staff, to determine the appointment and dismissal of the Company's staff;

                (10) to propose the convening of extraordinary meetings of directors;

                (11) other powers conferred by the Company's Articles of Association and the board of directors.

Article 125 The president or vice-president who is not a director shall have the right to attend board meetings and to receive notices of meetings and other relevant documents but does not have any voting rights at board meetings.

Article 126 The president shall at the request of the board of directors or the supervisory committee make report of the signing and performance of major contracts, use of funds and profit and loss of the Company. The president must ensure the truthfulness of the report.

Article 127 The president shall seek the opinions of the staff members in determining matters which are closely related to staff members such as the wages, fringe benefits, safe production and work, labour insurance, dismissal (or discharge) of staff members of the Company.

Article 128 The president shall draw up "Work Regulations for the President" for implementation upon the approval of the board of directors. The Work Regulations for the President shall include:

                (1) requirements and procedures for the convening of a presidents' meeting and the officers attending;

                (2) the president, vice-presidents and Chief Financial Officer shall divide their duties among themselves and perform their own duties;

                (3) use of the Company's funds and assets, authority to sign major contracts and the system to report to the board of directors and to the supervisory committee at the request of the supervisory committee;

                (4) other matters as the board of directors may consider necessary.

Article 129 In performing their functions and powers, the president, vice-presidents and the Chief Financial Officer shall act honestly and diligently and in accordance with laws, administrative regulations and these Articles of Association. They may not alter the resolutions of a shareholders' general meeting or of a board meeting nor act ultra vires.

Article 130 In retiring from their office, the president, vice-president or Chief Financial Officer shall, as required by the relevant labour contract between the above personnel and the Company, give prior notice to the Company and shall adhere to the relevant procedures and methods of resignation provided in the labour contract.

                       CHAPTER 13 SUPERVISORY COMMITTEE

Article 131 The Company shall have a supervisory committee which is accountable to the shareholders' general meetings.

                The Company shall draw up "Rules and Procedures for the Supervisors' Meetings" for implementation upon being approved by the shareholders in a general meeting. The Rules and Procedures for the Supervisors' Meetings shall include the followings:

                (1) the formation and business system of the supervisory committee;

                (2)   the functions and powers of the supervisory committee;

                (3)   the system of discussion of the supervisors' meetings;

                (4) the procedures of discussion of the supervisory committee;

                (5) the disclosure of information of the supervisors' meetings;

                (6) implementation and feedback of resolutions of the supervisory committee;

                (7) other matters as the shareholders' general meetings may consider necessary.

                The Rules and Procedures for the Supervisors' Meetings shall be an integral part of and have the same legal effect as these Articles of Association.

Article 132 The supervisory committee shall compose of twelve (12) supervisors. Of which, eight (8) of them shall be shareholder representatives (including those who are eligible to be external supervisors); four (4) of them shall be representatives of workers and staff of the Company. Each supervisor shall serve for a term of three (3) years, which term is renewable upon re-election and re-appointment. The supervisory committee shall have one (1) Chairman who shall be a supervisor. The election or removal of the Chairman of the supervisory committee shall be determined by two-thirds or more of the members of the supervisory committee. The Chairman of the supervisory committee shall co-ordinate and exercise the duties and powers of the supervisory committee.

Article 133 If necessary, the supervisory committee may establish its offices responsible for daily affairs of the supervisory committee.

Article 134 A director, president, vice-president or Chief Financial Officer may not act concurrently as a supervisor.

Article 135 The list of candidates for the supervisors who are shareholder representatives shall be submitted to the shareholders' general meeting in the form of motion for approval. Amongst the candidates for supervisors who are shareholder representatives, candidates other than those for independent supervisors shall be nominated by the Company's board of directors, the supervisory committee or shareholders who individually or jointly hold 5% or more of the Company's voting shares and be elected by the shareholders in a general meeting.

                Amongst the candidates for supervisors who are shareholder representative, candidates for independent supervisors shall be nominated by the Company's board of directors, the supervisory committee or shareholders who individually or jointly hold 1% or more of the Company's voting shares and be elected by the shareholders in a general meeting.

Article 136     Independent directors shall be elected in the following manner:


                (1) the nominator of a candidate for supervisor who is a shareholder representative shall seek the consent of the nominee, find out the occupation, academic qualification, rank and detailed working experience including all part-time jobs of the nominee and provide written proofs of the same to the Company before making the nomination. The candidate shall give a written undertaking to the Company agreeing to be nominated, undertaking the truthfulness and completeness of his particulars disclosed and guaranteeing the performance of a director's duties after being elected.

                (2) If the nomination of a candidate for supervisor who is a shareholder representative is made before the Company's convening of a board meeting, the written proofs of the nominee referred to in sub-paragraphs (1) above shall be disclosed together with the board resolution.

                (3) If the shareholders who individually or jointly hold 5% or more of the Company's voting shares or the supervisory committee puts forward a provisional motion in an AGM of the Company for election of a supervisor who is a shareholder representative, a written notice stating their intention to nominate a candidate for a supervisor and the nominee's consent to be nominated together with the written proofs and undertaking of the nominee referred to in sub-paragraph (1) above shall be delivered to the Company seven (7) days before the AGM.

Article 137 Any supervisor who fails to attend a supervisors' meeting personally on two consecutive occasions shall be treated as a failure to discharge his duties. In that case he shall be removed and replaced in a shareholders' general meeting or staff representatives' meeting.

                A supervisor may resign before his term expires and Chapter 10 hereof regarding resignation of directors shall also be applicable to supervisors.

Article 138 Supervisors' meetings shall be convened regularly at least four times a year. An extraordinary supervisors' meeting shall be convened on occurrence of any of the events specified in the Rules and Procedures for the Supervisors' Meetings. A 10 days' prior notice shall be given to all supervisors for the convening of a regular or extraordinary supervisors' meeting. The convening of a supervisors' meeting and the contents and form of the notice of meeting shall comply with the Rules and Procedures for the Supervisors' Meetings.

Article 139 The supervisory committee shall exercise the following functions and powers in accordance with law:

                (1) to review the Company's financial position; to appoint another accounting firm in the name of the Company to review the Company's financial condition independently;

                (2) to supervise the directors, president, vice-presidents, Chief Financial Officer and secretary of the board to ensure that they do not act in contravention of any law, regulation or these Articles of Association;

                (3) to demand the directors, president, vice-presidents, Chief Financial Officer or secretary of the board to rectify their error or even to report it in a shareholders' general meeting or to the competent State organ if they have acted in a harmful manner to the Company's interest;

                (4) to check and inspect the financial information such as the financial report, business report and plans for distribution of profits to be submitted by the board of directors to the shareholders' general meetings and to authorize, in the Company's name, publicly certified and practicing accountants to assist in the review on such information should any doubt arise in respect thereof;

                (5) to make recommendations of accounting firms for engagement by the Company;

                (6)   to make provisional motions in an AGM;

                (7)   to propose to convene an EGM;

                (8)   to propose to convene an extraordinary board meeting;

                (9) to represent the Company in negotiations with or in bringing actions against a director;

                (10) other duties and powers as may be specified by law, administrative rules, regulations of the competent department and these Articles of Association and conferred by the general meeting.

                Supervisors shall attend meetings of the board of directors.

Article 140 The supervisory committee may require the directors, president, vice-president, Chief Financial Officer, secretary of the board of directors of the Company, internal and external auditors to attend supervisors' meetings and answer any question that the supervisory committee may have regarding matter it cares about.

Article 141 Resolutions of the supervisory committee shall be passed by the affirmative vote of more than two-thirds of all of its members.

Article 142 Records shall be made for all supervisors' meetings and be signed by all attending supervisors and the recording person. Supervisors shall have the right to ask for the making of a descriptive record of what he speaks in the meeting. Records of supervisors' meetings shall be treated as the Company's files and kept permanently in the business system of the supervisory committee.

Article 143 All reasonable fees incurred in respect of the employment of professionals (such as, lawyers, certified public accountants or practicing auditors) which are required by the supervisory committee in the exercise of its functions and powers shall be borne by the Company.

Article 144 A supervisor shall carry out his duties faithfully and bona fide in accordance with laws, administrative regulations and the Company's Articles of Association.

              CHAPTER 14     QUALIFICATIONS AND OBLIGATIONS OF THE DIRECTORS,
                             SUPERVISORS, PRESIDENT, VICE-PRESIDENT, CHIEF
                             FINANCIAL OFFICER AND SECRETARY OF THE BOARD OF
                             DIRECTORS OF THE COMPANY

Article 145 A person may not serve as a director, supervisor, president, vice-president, Chief Financial Officer and secretary of the board of directors of the Company if any of the following circumstances apply:

                (1) a person who does not have or who has limited capacity for civil conduct;

                (2) a person who has been found guilty of for corruption, bribery, infringement of property or misappropriation of property or other crimes which destroy the social economic order, and the sentence is enforced for less than five (5) years or a person who has been deprived of his political rights and not more than five (5) years have lapsed since the sentence was served;

                (3) a person who is a former director, factory manager or president of a company or enterprise which has been dissolved or put into liquidation as a result of mismanagement and who was personally liable for the winding up of such company or enterprise, where less than three (3) years have elapsed since the date of completion of the insolvent liquidation of the company or enterprise;

                (4) a person who is a former legal representative of a company or enterprise the business licence of which was revoked due to violation of law and who are personally liable therefor, where less than three (3) years have elapsed since the date of the cancellation of the business licence;

                (5) a person who has a relatively large amount of debts which have become due and outstanding;

                (6)   a government servant of the country;

                (7) a person who is currently under investigation by the judicial authorities for violation of criminal law;

                (8) a person who, according to laws and administrative regulations, cannot act as a leader of an enterprise;

                (9)   a person other than a natural person;

                (10) a person who has been adjudged by the competent authority for violation of relevant securities regulations and such conviction involves a finding that such person has acted fraudulently or dishonestly, where not more than five (5) years have lapsed from the date of such conviction;

                (11) a person who has been prohibited by the securities regulatory authority of the State Council to participate in market activities and the prohibition has still not been uplifted.

Article 146 The chairman, vice-chairman and directors of the Company's controlling shareholder acting concurrently as the chairman, vice-chairman or director of the Company may not exceed two in number. Managers of the Company's controlling shareholder may not act concurrently as the Company's president, vice-president, Chief Financial Officer, sales supervisor or secretary of the board.

Article 147 The following people may not act as an independent director of the Company:

                (1) persons employed by the Company or its subsidiaries and their immediate family members and major social connections (immediate family members shall mean spouse, parents and issues, etc. and major social connections shall mean siblings, parents-in-law, sons/daughters-in-law, spouse of siblings, siblings of spouse, etc.);

                (2) natural person shareholders who directly or indirectly hold 1% or more of the Company's issued shares or who are top ten shareholders and their immediate family members;

                (3) persons employed by the shareholder company which directly or indirectly holds 1% or more of the Company's issued shares or by the top five shareholder companies of the Company and their immediate family members;

                (4) persons who once belonged to categories (1) to (3) above in the past 3 years;

                (5) persons who provide financial or legal advice to the Company or its subsidiaries;

                (6) any independent director who is already the director of five listed companies;

                (7) other persons determined by the securities regulatory authority of the State Counsel.

Article 148 The validity of an act carried out by a director, a supervisor, the president, vice-president, Chief Financial Officer or secretary of the board of directors of the Company on its behalf shall, as against a bona fide third party, not be affected by any irregularity in his office, election or any defect in his qualification.

Article 149 Without the lawful authorization of these Articles of Association or the board of directors, a director of the Company may not act personally on behalf of the Company or the board of directors. If he acts personally, he shall declare his own position and identity in advance where the acting would cause a third party to believe reasonably that he is acting on behalf of the Company or the board of directors.

Article 150 In addition to the obligations imposed by laws, administrative regulations or the listing rules of the stock exchange on which shares of the Company are listed, each of the Company's directors, supervisors, president, vice-president, Chief Financial Officer and secretary of the board of directors owes a duty to each shareholder, in the exercise of the duties and powers of the Company entrusted to him:

                (1) not to procure the Company to do anything ultra vires to the scope of business as stipulated in its business licence;

                (2) to act honestly and in the best interests of the Company;

                (3) not to expropriate the Company's property in any way, including (without limitation to) usurpation of opportunities which may benefit the Company;

                (4) not to deprive of the individual interest of shareholders, including (without limitation to) rights to distribution and voting rights, save and except pursuant to a restructuring of the Company which has been submitted to the shareholders in general meeting for approval in accordance with the Company's Articles of Association.

Article 151 Each of the Company's directors, supervisors, president, vice-president, Chief Financial Officer and secretary of the board of directors owes a duty, in the exercise of his powers and in the discharge of his duties, to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Article 152 Each of the Company's directors, supervisors, president, vice-president, Chief Financial Officer and secretary of the board of directors shall exercise his powers or perform his duties in accordance with the fiduciary principle, and shall not put himself in a position where his duty and his interest may conflict. This principle includes (without limitation to) discharging of the following obligations:

                (1)   to act bona fide in the best interests of the Company;

                (2) to act within the scope of his powers and not to exceed such powers;

                (3) to exercise the discretion vested in him personally and not to allow himself to act under the control of another and, unless and to the extent permitted by laws, administrative regulations or with the informed consent of shareholders given in a general meeting, not to transfer the exercise of his discretion;

                (4) to treat shareholders of the same class equally and to treat shareholders of different classes fairly;

                (5) unless otherwise provided for in the Company's Articles of Association or except with the informed consent of the shareholders given in a general meeting, not to enter into any contract, transaction or arrangement with the Company;

                (6) not to use the Company's property for his own benefit, without the informed consent of the shareholders given in a general meeting;

                (7) not to abuse his position to accept bribes or other illegal income or expropriate the Company's property in any way, including (without limitation to) opportunities which benefit the Company;

                (8) not to accept commissions in connection with the Company's transactions, without the informed consent of the shareholders given in a general meeting;

                (9) to comply with the Company's Articles of Association, to perform his official duties faithfully, to protect the Company's interests and not to exploit his position and power in the Company to advance his own interests;

                (10) not to compete with the Company in any way, save with the informed consent of the shareholders given in a general meeting;

                (11) not to misappropriate the Company's funds or to lend such funds to any other person, not to use the Company's assets to set up deposit accounts in his own name or in the any other name or to use such assets to guarantee the debts of a shareholder of the Company or any other personal liabilities;

                (12) not to divulge any confidential information which he has obtained during his term of office, without the informed consent of the shareholders in a general meeting; nor shall he use such information otherwise than for the Company's benefit, unless disclosure of such information to the court or other governmental authorities is made in the following circumstances:

                      1.   disclosure is required by law;

                      2.   public interests so warrants;

                      3. the interests of the relevant director, supervisor, president, vice-president, Chief Financial Officer and secretary of the board of directors so requires.

Article 153 Each director, supervisor, president, vice-president, Chief Financial Officer and secretary of the board of directors of the Company shall not direct the following persons or institutions ("associates") to act in a manner which he is prohibited from so acting:

                (1) the spouse or minor children of the director, supervisor, president, vice-president, Chief Financial Officer or secretary of the board of directors;

                (2) the trustee of the director, supervisor, president, vice-president, Chief Financial Officer or secretary of the board of directors or of any person described in sub-paragraph (1) above;

                (3) partners of directors, supervisors, president, vice-president, Chief Financial Officer or secretary of the board of directors of the Company or any person referred to in sub-paragraphs (1) and (2) of this Article;

                (4) a company in which a director, supervisor, the president, vice-president, Chief Financial Officer or secretary of the board of directors, whether alone or jointly with one (1) or more of the persons referred to in sub-paragraphs (l), (2) and (3) of this Article and other directors, supervisors, president, vice-president, Chief Financial Officer and secretary of the board of directors, has de facto controlling interest;

                (5) the senior officers of a company which is being controlled in the manner set out in sub-paragraph (4) above, including but without limitation to directors, supervisors and president.

Article 154 On submission of a resignation or termination of the tenure of a director, supervisor, the president, vice-president, Chief Financial Officer or secretary of the board of directors of the Company, the fiduciary duties owed by this senior officer to the Company and its shareholders do not necessarily cease when his resignation has not yet been effective or within a reasonable period of the resignation and within a reasonable period of the termination of tenure. His duty of confidentiality in respect of trade secrets of the Company survives the termination of his tenure until the same has become open information. Other duties may continue for such period as the principle of fairness may require depending on the length of time which has lapsed between the termination and the act concerned and on the circumstances and the terms under which the relationship between the relevant director, supervisor, manager and the senior officer on the on hand and the Company on the other hand was terminated.

Article 155 Any serving director, supervisor, the president, vice-president, Chief Financial Officer or secretary of the board of directors of the Company who leaves his post without permission thereby causing loss to the Company shall be liable for compensation. Article 156 A director, supervisor, the president, vice-president, Chief Financial Officer or secretary of the board of directors of the Company may be relieved of liability for specific breaches of his duty with the informed consent of the shareholders given at a general meeting, save under the circumstances of Article 55 hereof.

Article 157 Where a director, supervisor, the president, vice-president, Chief Financial Officer or secretary of the board of directors of the Company is in any way, directly or indirectly, materially interested in a contract, transaction or arrangement or proposed contract, transaction or arrangement with the Company, (other than his contract of service with the Company), he shall declare the nature and extent of his interests to the board of directors at the earliest opportunity, whether or not the contract, transaction or arrangement or proposal therefor is otherwise subject to the approval of the board of directors.

                Directors shall not vote on the contract, transaction and arrangement where they own the major rights and interests, and shall not be listed in the quorum of the meeting.

                Unless the interested director, supervisor, the president, vice-president, Chief Financial Officer or secretary of the board of directors discloses his interests in accordance with the preceding sub-paragraph of this Article and the contract, transaction or arrangement is approved by the board of directors at a meeting in which the director, supervisor, the president, vice-president, Chief Financial Officer or secretary of the board of directors is not counted as part of the quorum and refrains from voting, or from entering into a contract, transaction or arrangement in which that senior officer is materially interested is voidable at the instance of the Company except as against a bona fide party thereto who does not have notice of the breach of duty by the interested senior officer.

                For the purposes of this Article, a director, supervisor, the president, vice-president, Chief Financial Officer or secretary of the board of directors of the Company is deemed to be interested in a contract, transaction or arrangement in which his associate is interested.

Article 158 Where a director, supervisor, the president, vice-president, Chief Financial Officer or secretary of the board of directors of the Company gives to the board of directors a notice in writing stating that, by reason of the facts specified in the notice, he is interested in contracts, transactions or arrangements which may subsequently be made by the Company, that notice shall be deemed for the purposes of the preceding Article to be a sufficient disclosure of his interests, so far as the content stated in such notice is concerned, provided that such notice shall have been given before the date on which the question of entering into the relevant contract, transaction or arrangement is first taken into consideration by the Company.

Article 159 The Company shall not pay taxes for or on behalf of a director, supervisor, the president, vice-president, Chief Financial Officer or secretary of the board of directors in any manner.

Article 160 The Company shall not directly or indirectly make a loan to or provide any guarantee in connection with the making of a loan to a director, supervisor, the president, vice-president, Chief Financial Officer or secretary of the board of directors of the Company or a senior officer (including but without limitation to a director, supervisor and the president) of the holding company of the Company or any of their respective associates. The foregoing prohibition shall not apply to the following circumstances:

                (1) provision of a loan or guarantee for a loan by the Company to its subsidiary;

                (2) the provision by the Company of a loan or a guarantee in connection with the making of a loan or any other funds available to its directors, supervisors, president, vice-president, Chief Financial Officer or the secretary of the board of directors to meet expenditure incurred or to be incurred by him for the purposes of the Company or for the purpose of enabling him to perform his duties properly, in accordance with the terms of a service contract approved by the shareholders in a general meeting;

                (3) if the ordinary course of business of the Company includes the lending of money or the giving of guarantees, the Company may make a loan to or provide a guarantee in connection with the making of a loan to a director, supervisor, the president, vice-president, Chief Financial Officer or secretary of the board of directors or his associates in the ordinary course of its business on normal commercial terms.

Article 161 Any person who receives funds from a loan which has been made by the Company acting in breach of the preceding Article shall, irrespective of the terms of the loan, forthwith repay such funds.

Article 162 A guarantee for the repayment of a loan which has been provided by the Company acting in breach of Article 158(1) shall not be enforceable against the Company, save in respect of the following circumstances:

                (1) the guarantee was provided in connection with a loan which was made to an associate of a director, supervisor, the president, vice-president, Chief Financial Officer or secretary of the board of directors of the Company or a senior officer (including but without limitation to a director, supervisor and the president) of the Company's holding company and the lender of such funds did not know of the relevant circumstances at the time of the making of the loan; or

                (2) the collateral which has been provided by the Company has already been lawfully disposed of by the lender to a bona fide purchaser.

Article 163 For the purposes of the foregoing provisions of this Chapter, a "guarantee" includes an undertaking or property provided to secure the obligor's performance of his obligations.

Article 164 In addition to any rights and remedies provided by the laws and administrative regulations, where a director, supervisor, the president, vice-president, Chief Financial Officer or secretary of the board of directors of the Company breaches the duties which he owes to the Company, the Company has a right:

                (1) to demand such a director, supervisor, the president, vice-president, Chief Financial Officer or secretary of the board of directors to compensate it for losses sustained by the Company as a result of such breach;

                (2) to rescind any contract or transaction which has been entered into between the Company and such a director, supervisor, the president, vice-president, Chief Financial Officer or secretary of the board of directors or between the Company and a third party (where such third party knows or should have known that such a director, supervisor, the president, vice-president, Chief Financial Officer or secretary of the board of directors representing the Company has breached his duties owed to the Company);

                (3) to demand such a director, supervisor, the president, vice-president, Chief Financial Officer or secretary of the board of directors to surrender the gains made as result of the breach of his obligations;

                (4) to recover any monies which should have been received by the Company and which were received by such a director, supervisor, the president, vice-president, Chief Financial Officer or secretary of the board of directors instead, including (without limitation to) commissions; and

                (5) to demand repayment of interest earned or which may have been earned by a director, supervisor, the president, vice-president, Chief Financial Officer or secretary of the board of directors officer on money that should have been paid to the Company.

Article 165 If a director, supervisor, the president, vice-president, Chief Financial Officer or secretary of the board of directors has violated the law, administrative rules or these Articles of Association in discharging his duties thereby causing damage to the Company, he shall be liable for compensation. Shareholders shall have the right to ask the Company to commence legal or arbitration proceedings to claim for compensation according to law.

Article 166    The Company shall make written contract with a director or supervisor in relation to the rights and duties of the Company and the director/supervisor, emoluments and term of office of the director/supervisor, liability of the director/supervisor for breach of law, regulations and these Articles of Association and compensation for early termination of the contract, etc. The emoluments shall be approved in advance by the shareholders in a general meeting. The aforesaid emoluments include:

                (1) emoluments in respect of his service as director, supervisor, president, vice-president, Chief Financial Officer or secretary of the board of directors of the Company;

                (2) emoluments in respect of his acting as a senior officer (including but without limitation to a director, supervisor and the president) of any subsidiary of the Company;

                (3) emoluments in respect of the provision of other services in connection with the management of the affairs of the Company and any of its subsidiaries;

                (4) payment by way of compensation for loss of office, or as consideration for or in connection with his retirement from office.

                No proceedings may be brought by a director or supervisor against the Company for anything due to him in respect of the matters mentioned in this Article except pursuant to the contract mentioned above.

Article 167 The contract concerning the emoluments between the Company and its directors or supervisors should provide that in the event that the Company is acquired, the Company's directors and supervisors shall, subject to the prior approval of shareholders in a general meeting, have the right to receive compensation or other payment in respect of his loss of office or retirement. For the purposes of this paragraph, the acquisition of the Company includes any of the following:

                (1) an offer made by any person to the general body of shareholders;

                (2) an offer made by any person with a view to the offeror becoming a "controlling shareholder" within the meaning of Article 56 hereof.

                If the relevant director or supervisor does not comply with this Article, any sum so received by him shall belong to those persons who have sold their shares as a result of such offer. The expenses incurred in distributing such sum on a pro rata basis amongst such persons shall be borne by the relevant director or supervisor and shall not be paid out of such sum.

     CHAPTER 15      FINANCIAL AND ACCOUNTING SYSTEMS, PROFIT DISTRIBUTION AND
                     AUDITING

Article 168 The Company shall establish its financial and accounting systems in accordance with laws, administrative regulations and PRC accounting standards formulated by the finance regulatory department of the State Council.

Article 169 The accounting year of the Company shall adopt the calendar year, i.e. starting from the 1 January of every calendar year and to 31 December of every calendar year. The Company shall adopt Renminbi as its denominated currency for booking and accounting purposes , the account books shall be recorded in Chinese. At the end of each fiscal year, the Company shall prepare a financial report which shall be examined and verified in a manner prescribed by law.

Article 170 The board of directors of the Company shall place before the shareholders at every annual general meeting such financial reports which the relevant laws, administrative regulations and directives promulgated by competent regional and central governmental authorities require the Company to prepare. These reports shall be verified.

Article 171 The Company's financial reports shall be made available for shareholders' inspection at the Company twenty (20) days before the date of every shareholders' annual general meeting. Each shareholder shall be entitled to have a copy of the financial reports referred to in this Chapter.

                The Company shall deliver or send to each shareholder of Overseas-Listed Foreign-Invested Shares by prepaid mail at the address registered in the register of shareholders the said reports not later than twenty-one (21) days prior to the date of every annual general meeting of the shareholders.

Article 172 The financial statements of the Company shall, in addition to being prepared in accordance with PRC accounting standards and regulations, be prepared in accordance with either international accounting standards, or that of the place outside the PRC where the Company's shares are listed. If there is any material difference between the financial statements prepared respectively in accordance with the two accounting standards, such difference shall be stated in the financial statements. In distributing its profits after tax, the lower of the two amounts shown in the financial statements shall be adopted.

Article 173 Any interim results or financial information published or disclosed by the Company must also be prepared and presented in accordance with PRC accounting standards and regulations, and also in accordance with either international accounting standards or that of the place overseas where the Company's shares are listed.

Article 174 The Company shall publish its financial reports four times in each fiscal year, that is, the report for the first quarter shall be published within thirty (30) days after the expiration of the first three (3) months of each fiscal year; the biannual financial report shall be published within sixty
                (60) days after the expiration of the first six (6) months of each fiscal year; the report for the third quarter shall be published within thirty (30) days after the expiration of the first nine (9) months of each fiscal year; and the annual financial report shall be published within one hundred and twenty (120) days after the expiration of each fiscal year. Annual financial reports shall be checked and verified as required by law.

Article 175 Annual financial reports and biannual financial reports which deal with biannual profit distribution shall include the followings:

                (1)   balance sheet;

                (2)   statement of profit;

                (3)   statement of profit distribution;

                (4)   cash flow statement;

                (5)   explanatory notes to accounting statements.

                If the Company does not make biannual profit distribution, the biannual financial report shall include the above accounting statements and explanatory notes save sub-paragraph (3).

Article 176 The Company shall not keep accounts other than those required by law. Assets of the Company will not be deposited into any account opened in the name of an individual.

Article 177 When allocating the after-tax profits of the current year, the Company shall allocate (10) ten percent of its profit to the statutory common reserve fund, and allocate (5) five percent to (10) ten percent of its profit to the statutory public welfare fund. In the event that the accumulated statutory common reserve fund of the Company has reached more than (50) fifty percent of the registered capital of the Company, no allocation is needed.

                In the event that the statutory common reserve fund of the Company is insufficient to make up the losses of the Company on the previous year, before allocating the statutory common reserve fund and the statutory public welfare fund in accordance with the stipulations of the previous paragraph, the Company shall first make up the losses by using the profits of the current year.

                After allocating the statutory common reserve fund and public welfare fund from the after-tax profits of the Company, the Company can allocate the arbitrary common reserve fund according to the resolution of shareholders' general meeting. The remaining profits after making-up the losses, allocating the common reserve funds and the statutory public welfare fund shall be distributed in accordance with the proportion of shares held by the shareholders.

Article 178 Before making-up the losses, allocating the surplus common reserve funds and the statutory public welfare fund, the Company shall not allocate the dividends or carry out other allocations by way of bonus.

Article 179     Capital common reserve fund includes the following items:

                (1)   premium on shares issued at a premium price;

                (2) any other income designated for the capital common reserve fund by the regulations of the finance regulatory department of the State Council.

Article 180 The common reserve fund of the Company shall be applied for compensating the losses or converting the common reserve fund into the capital of the Company. When such conversion takes place upon the approval of shareholders in a general meeting, the Company shall distribute new shares in proportion to the existing shareholders' number of shares, provided, however, that when the statutory common reserve fund is converted to capital nature, the balance of the statutory common reserve fund may not fall below 25% of the registered capital.

Article 181 The Company's statutory public welfare fund is used for the collective welfare of the Company's employees.

Article 182 After the Company's shareholders have approved in a general meeting the proposal for profit distribution or for conversion of the common reserve fund into capital of the Company, the Company's board of directors shall complete the distribution or conversion of dividends (or shares) within two
                (2) months of the general meeting.

Article 183     The Company may distribute dividends in the form of:

                (1)   cash;

                (2)   shares.

Article 184 The Company shall calculate, declare and pay dividends and other amounts which are payable to holders of Domestic-Invested Shares in Renminbi. The Company shall calculate and declare dividends and other payments which are payable to holders of Overseas-Listed Foreign-Invested Shares in Renminbi, and shall pay such amounts in Hong Kong Dollars. As for the foreign currency needed by the Company for payment of cash dividends and other funds which are payable to the holders of the Overseas-Listed Foreign-Invested Shares, it shall be handled in accordance with any related national regulations on foreign exchange control.

Article 185 Unless otherwise provided by the relevant laws and administrative regulations, as regards dividends and other amounts payable in Hong Kong dollars, the applicable exchange rate shall be the average benchmark rate for the relevant foreign currency determined by the Peoples' Bank of China and announced by the State Administration of Foreign Exchange during the week prior to the announcement of payment of dividend and other amounts.

Article 186 Unless the shareholders have approved otherwise in a general meeting, the board of directors may determine to make half-yearly dividends distribution. Unless otherwise provided by the relevant laws and administrative regulations, the amount of the half-yearly dividends distribution shall not exceed 50% of the profits shown in the biannual statement of profit of the Company.

Article 187 In the event of allocating the dividends to shareholders of the Company, the payable taxes on the dividend incomes of the shareholders shall be withdrawn in accordance with the requirements of Taxation Law of China and in consideration of the allocated sum.

Article 188 The Company shall appoint receiving agents for holders of the Overseas-Listed Foreign-Invested Shares. Such receiving agents shall receive dividends which have been declared by the Company and all other amounts which the Company should pay to holders of Overseas-Listed Foreign-Invested Shares on such shareholders' behalf. The receiving agents appointed by the Company shall meet the relevant requirements of the laws of the place at which the stock exchange on which the Company's shares are listed or the relevant regulations of such stock exchange.

                The receiving agents appointed for holders of Overseas-Listed Foreign-Invested Shares listed in Hong Kong shall each be a company registered as a trust company under the Trustee Ordinance of Hong Kong.

Article 189 The Company adopts the system of internal auditing and hires professional auditors to undertake internal auditing of the Company's financial income and expenditure and economic activities.

Article 190 The Company's internal auditing system and duties of the auditors shall be implemented after they have been approved by the board of directors.

                  CHAPTER 16 APPOINTMENT OF ACCOUNTING FIRMS

Article 191 The Company shall appoint an independent firm of accountants which is qualified under the relevant regulations of the State to audit the Company's annual financial report and review other financial reports, to conduct verification of net asset value and other relevant consulting service business.

                Engagement of the firm of accountants shall be determined in a shareholders' general meeting.

Article 192 The auditors appointed by the Company shall hold office from the conclusion of the annual general meeting of shareholders at which they were appointed until the conclusion of the next annual general meeting of shareholders.

Article 193 The auditors appointed by the Company shall enjoy the following rights:

                (1) a right to review to the books, records and vouchers of the Company at any time, the right to require the directors, supervisors, president, vice-president, Chief Financial Officer and secretary of the board of directors of the Company to supply relevant information and explanations;

                (2) a right to require the Company to take all reasonable steps to obtain from its subsidiaries such information and explanation as are necessary for the discharge of its duties;

                (3) a right to attend shareholders' general meetings and to receive all notices of, and other communications relating to, any shareholders' general meeting which any shareholder is entitled to receive, and to speak at any shareholders' general meeting in relation to matters concerning its role as the Company's accounting firm.

Article 194 If there is a vacancy in the position of the accounting firm, the board of directors may appoint an accounting firm to fill such vacancy before the convening of the shareholders' general meeting. Any other accounting firm which has been appointed by the Company may continue to act during the period during which a vacancy arises.

Article 195 The shareholders in a general meeting may by ordinary resolution remove the accounting firm before the expiration of its term of office, irrespective of the provisions in the contract between the Company and the accounting firm. However, the right of the accounting firm in claiming for damages which arise from its removal shall not be affected thereby.

Article 196 The remuneration of an accounting firm or the manner in which such firm is to be remunerated shall be determined by the shareholders in a general meeting. The remuneration of an accounting firm appointed by the board of directors which is to fill the vacancy shall be determined by the board of directors and approved by the shareholders' general meeting.

Article 197 The Company's appointment, removal or non-reappointment of an accounting firm shall be resolved by the shareholders in a general meeting and disclosed in the relevant newspapers and publications stating the reasons for removal, if necessary. Such resolution shall be filed with the securities authority of the State Council and The Chinese Institute of Certified Public Accountants.

                Where a resolution at a general meeting of shareholders is passed to appoint an accounting firm other than an incumbent accounting firm, to fill a casual vacancy in the office of the accounting firm, to reappoint an accounting firm who was appointed by the board of directors to fill a casual vacancy or to remove an accounting firm before expiry of its term of office, the following provisions shall apply:

                (1) A copy of the appointment or removal proposal shall be sent (before issue of the notice of meeting) to the firm proposed to be appointed or proposing to leave its post or the firm which has left its post in the relevant fiscal year. Reference as leaving herein includes leaving by removal, resignation and retirement.

                (2) If the accounting firm leaving its post makes representations in writing and requests the Company to give the shareholders notice of such representations, the Company shall (unless the representations have been received too late) take the following measures:

                      (i) in any notice of the resolution given to shareholders, state the fact of the representations having been made by the accounting firm leaving its post; and

                      (ii) attach a copy of the representations to the notice and deliver it to the shareholders in the manner stipulated in the Company's Articles of Association.

                (3) If the Company fails to circulate the accounting firm's representations in the manner set out in sub-paragraph
                      (2) above, such accounting firm may (in addition to its right to be heard) require that the representations be read out at the meeting.

                (4) An auditor which is retired from its office shall be entitled to attend the following shareholders' general meetings:

                      (i) the general meeting at which its term of office would otherwise have expired;

                      (ii) the general meeting at which it is proposed to fill the vacancy caused by its removal; and

                      (iii) the general meeting which convened as a result of
                            its voluntary resignation:

                      The leaving accounting firm has the right to receive all notices of, and other communications relating to, any such meeting, and to speak at any such meeting which it attends on any part of the business of the meeting which concerns it as the former accounting firm of the Company.

Article 198 Prior notice should be given to the accounting firm 30 days in advance if the Company decides to remove such accounting firm or not to renew the appointment thereof. Such accounting firm shall be entitled to make representations at the shareholders' general meeting. Where the accounting firm considers that there is no proper reason for the removal or the non-renewal of appointment, it may appeal to the securities regulatory authority of the State Council and The Chinese Institute of Certified Public Accountants. Where the accounting firm resigns from its position as the Company's auditors, it shall make clear to the shareholders in a general meeting whether there has been any impropriety on the part of the Company.

                An accounting firm may resign its office by depositing at the Company's domicile a resignation notice which shall become effective on the date of such deposit or on such later date as may be stipulated in such notice. Such notice shall contain the following statements:

                (1) a statement to the effect that there are no circumstances connected with its resignation which it considers should be brought to the notice of the shareholders or creditors of the Company; or

                (2)   a statement of any such circumstances.

                Where a notice is deposited under the preceding sub-paragraph, the Company shall within fourteen (14) days send a copy of the notice to the relevant governing authority. If the notice contains a statement under the preceding sub-paragraph (2), a copy of such statement shall be placed at the Company for shareholders' inspection. The Company should also send a copy of such statement by prepaid mail to every shareholder of Overseas-Listed Foreign Shares at the address registered in the register of shareholders.

                Where the accounting firm's notice of resignation contains a statement in respect of the above, it may require the board of directors to convene a shareholders' extraordinary general meeting for the purpose of receiving an explanation of the circumstances connected with its resignation.

                 CHAPTER 17 MERGER AND DIVISION OF THE COMPANY

Article 199 The Company may carry out mergers or division in accordance with law. In the event of merger or division of the Company, the following procedures shall be adopted:

                (1) a proposal for merger or division be drawn up in a board meeting;

                (2) a resolution be made in a shareholders' general meeting in accordance with these Articles of Association;

                (3) a contract for merger or division be made by the relevant parties;

                (4) the relevant procedures for approval be gone through according to law;

                (5) disposal of credit rights and liabilities in the merger or division;

                (6)   registration of dissolution or modification.

                In the case of merger or division of the Company, the board of directors of the Company shall take necessary measures to protect the legitimate interests of the shareholders who object to the plan of merger or division. A shareholder who objects to the plan of merger or division shall have the right to demand the Company or the shareholders who consent to the plan of merger or division to acquire such dissenting shareholders' shareholding at a fair price.

                The contents of the resolution of merger or division of the Company shall constitute special documents which shall be available for inspection by the shareholders of the Company. Such special documents shall be sent by mail to holders of Overseas-Listed Foreign-Invested Shares.

Article 200 The merger of the Company may take the form of either merger by absorption or merger by the establishment of a new company.

                In the event of a merger, the merging parties shall execute a merger agreement and prepare a balance sheet and an inventory of assets. The Company shall notify its creditors within ten
                (10) days from the date of the Company's merger resolution which is passed at a shareholders' general meeting and shall publish a public notice in a newspaper at least three (3) times within thirty (30) days of the date of the Company's merger resolution.

Article 201 Where there is a division of the Company, its assets shall be divided up accordingly. In the event of division of the Company, the parties to such division shall execute a division agreement and prepare a balance sheet and an inventory of assets. The Company shall notify its creditors within ten (10) days from the date of the Company's division resolution which is passed at a shareholders' general meeting and shall publish a public notice in a newspaper at least three (3) times within thirty (30) days of the date of the Company's division resolution.

Article 202 A creditor shall have the right either within 30 days of receipt of the notice if he has received a notice or within 90 days of the first announcement if he has not received a notice to require the Company to settle indebtedness or provide the relevant security. If the Company fails to settle the indebtedness or provide the relevant security, the merger or division shall not be proceeded with.

Article 203 Disposal of the assets, credit rights and liabilities of the parties to the merger or division shall be provided explicitly in a contract. After the merger, the rights against debtors and the indebtedness of each of the parties to the merger shall be inherited by the company which survives the merger or the newly established company.

                Debts of the Company prior to division shall be assumed by the companies which exist after the division in accordance with the agreement of the parties.

Article 204 The Company shall, in accordance with law, apply for change in its registration with the companies registration authority where a change in any item in its registration arises as a result of any merger or division. Where the Company is dissolved, the Company shall apply for cancellation of its registration in accordance with law. Where a new company is established, the Company shall apply for registration thereof in accordance with law.

                    CHAPTER 18 DISSOLUTION AND LIQUIDATION

Article 205 The Company shall be dissolved and liquidated upon the occurrence of any of the following events:

                (1) a resolution regarding the dissolution is passed by shareholders at a general meeting;

                (2) dissolution is necessary due to a merger or division of the Company;

                (3) the Company is legally declared insolvent due to its failure to repay debts as they become due; and

                (4) the Company is ordered to close down because of its violation of laws and administrative regulations.

Article 206 Where the Company is dissolved under sub-paragraph (1) of the preceding paragraph, a liquidation committee shall be set up within fifteen (15) days thereafter, and the composition of the liquidation committee of the Company shall be determined by an ordinary resolution of shareholders in a general meeting. Where a liquidation committee is not established according to schedule, the creditor may apply to the People's Court to organize the relevant personnel to establish a liquidation committee to proceed the liquidation.

                Where the Company is dissolved under sub-paragraph (2) of the preceding Article, the liquidation shall be conducted by the parties to the merger or division in accordance with the contract or agreement made at the time of merger or division. Where the Company is dissolved under sub-paragraph (3) of the preceding Article, the People's Court shall in accordance with the provisions of relevant laws organize the shareholders, relevant organizations and relevant professional personnel to establish a liquidation committee to proceed the liquidation. Where the Company is dissolved under sub-paragraph (4) of the preceding Article, the relevant governing authorities shall organize the shareholders, relevant organizations and professional personnel to establish a liquidation committee to proceed with the liquidation.

Article 207 Where the board of directors proposes to liquidate the Company for any reason other than the Company's declaration of its own insolvency, the board shall include a statement in its notice convening a shareholders' general meeting to consider the proposal to the effect that, after making full inquiry into the affairs of the Company, the board of directors is of the opinion that the Company will be able to pay its debts in full within twelve (12) months from the commencement of the liquidation.

                Upon the passing of the resolution by the shareholders in a general meeting in relation to the liquidation of the Company, all duties and powers of the board of directors and the president shall cease.

                The liquidation committee shall act in accordance with the instructions of the shareholders' general meeting to make a report at least once every year to the shareholders' general meeting on the committee's income and expenses, the business of the Company and the progress of the liquidation; and to present a final report to the shareholders' general meeting on completion of the liquidation.

Article 208 The liquidation committee shall, within ten (10) days of its establishment, send notices to creditors and shall, within sixty (60) days of its establishment, publish a public announcement at least three (3) times in a newspaper published by the securities regulatory authority of the State Council. The liquidation committee shall register the creditors' rights.

Article 209 During the liquidation period, the liquidation committee shall exercise the following functions and powers:

                (1) to categorise the Company's assets and prepare a balance sheet and an inventory of assets respectively;

                (2) to notify the creditors or to publish public announcements;

                (3) to dispose of and liquidate any unfinished businesses of the Company;

                (4)   to pay all outstanding taxes;

                (5)   to settle claims and debts;

                (6) to deal with the surplus assets remaining after repayment by the Company of its debts;

                (7)   to represent the Company in any civil proceedings.

Article 210 After it has categories the Company's assets and after it has prepared the balance sheet and an inventory of assets, the liquidation committee shall formulate a liquidation plan and present it to a shareholders' general meeting or to the relevant governing authority for confirmation.

                After the initial payment of the settlement expense, the assets of the Company shall be liquidated in the following order:

                (i) salary and labor insurance expenses of the staff members of the Company;

                (ii)  outstanding taxes;

                (iii) bank loans, debentures and debts to other companies.

                Any surplus assets of the Company remaining after its debts have been repaid in accordance with the provisions of the preceding paragraph shall be distributed to its shareholders according to the class of shares and the proportion of shares held:

                (1) In case of the preferred shares, the allocation shall be first given to the holders of the preferred shares in accordance with the face value of the preferred shares; if it is insufficient to repay the preferred shares, the allocation shall be carried out in accordance with the proportions of the preferred shares held by them respectively;

                (2) The allocation shall be carried out in accordance with proportions of shares held by the holders of ordinary shares.

                During the liquidation period, the Company shall not commence any new business activities.

Article 211 Upon completion of the categorisation of the Company's assets and preparation a balance sheet and an inventory of assets in connection with the liquidation of the Company, the liquidation committee discovers that the Company's assets are insufficient to repay the Company's debts in full, the liquidation committee shall immediately apply to the People's Court for a declaration of insolvency. After a Company is declared insolvent by a ruling of the People's Court, the liquidation committee shall transfer all matters arising from the liquidation to the People's Court.

Article 212 Following the completion of the liquidation, the liquidation committee shall prepare a liquidation report, a statement of income and expenses received and made during the liquidation period and a financial report, which shall be verified by a Chinese registered accountant and submitted to the shareholders' general meeting or the relevant governing authority for confirmation.

                The liquidation committee shall, within thirty (30) days after the confirmation of the liquidation report, submit the documents referred to in the preceding paragraph to the companies registration authority and apply for cancellation of registration of the Company, and publish a public announcement relating to the termination of the Company.

 CHAPTER 19 PROCEDURES FOR AMENDMENT OF THE COMPANY'S ARTICLES OF ASSOCIATION

Article 213 The Company may amend its Articles of Association in accordance with the requirements of laws, administrative regulations and the Company's Articles of Association.

Article 214 The Company shall amend these Articles of Association on the occurrence of any of the following events:

                (1) the Company Law or the relevant laws or administrative regulations are amended and these Articles of Association are in conflict with the amended laws or administrative regulations;

                (2) there is change to the Company which makes it not consistent with these Articles of Association;

                (3) it has been approved by the shareholders in a general meeting to amend these Articles of Association.

Article 215 Any amendment of these Articles of Association shall be made in the following manner:

                (1) The Board of Directors shall pass a resolution to draw up a proposal for amendment of the Company's Article of Association in accordance with these Articles of Association;

                (2) The foregoing proposal shall be furnished to the shareholders in writing and a shareholders' meeting shall be convened;

                (3) The amendments shall be approved by a special resolution in a shareholders' general meeting.

                The board of directors shall amend these Articles of Association pursuant to the resolution of shareholders in a general meeting for amendment of these Articles of Association and the approval opinions of the competent authority.

                Amendment of these Articles of Association involving the contents of the Mandatory Provisions shall become effective upon receipt of approvals from the companies approving department authorized by the State Council.

Article 216 If there is any change relating to the registered particulars of the Company, application shall be made for change in registration in accordance with law. If the amendment to the Articles of Association is a matter which is required by the relevant laws and regulations to be disclosed, an announcement shall be made in accordance with the provisions of those laws and regulations.

                               CHAPTER 20 NOTICE

Article 217 Notices of the Company shall be issued in the following manner: (1) by hand; (2) by post; (3) by public announcement;
                (4) any other manner as provided in these Articles of Association.

                If a notice of the Company is issued by public announcement, it shall be deemed received by the relevant officers once announced.

                Unless otherwise provided in these Articles of Association, notices, information or written statement issued by the Company to holders of Overseas-Listed Foreign-Invested Shares shall be personally delivered to the registered address of each of such shareholders, or sent by pre-paid mail to each of such shareholders.

Article 218 If a notice of the Company is issued by hand, the date when the recipient signed or stamped to acknowledge receipt of the same shall be regarded as the date of service of the notice.

                If a notice of the Company is issued by public announcement, the date of the first publication of the announcement shall be regarded as the date of service of the announcement.

                All notices which are to be sent by mail shall be clearly addressed, postage pre-paid, and shall be put into envelopes before being posted by mail. Such letters of notice shall be deemed to have been received by shareholders on the third working day since it is left with the post office.

Article 219 If a notice of meeting is accidentally omitted to be sent to any person who is entitled to receive the same or that person has not received such a notice of meeting, it will not cause the meeting and any resolution made therein to be void.

                       CHAPTER 21 RESOLUTION OF DISPUTES

Article 220 The Company shall abide by the following principles for dispute resolution:

                (1) Whenever any disputes or claims arise between: holders of the Overseas-Listed Foreign-Invested Shares and the Company; holders of the Overseas-Listed Foreign-Invested Shares and the Company's, directors, supervisors, president, vice-presidents, Chief Financial Officer or the secretary of the board of directors; or holders of the Overseas-Listed Foreign-Invested Shares and holders of Domestic-Invested Shares, in respect of any disputes or claims in relation to the affairs of the Company arising as a result of any rights or obligations arising from these Articles of Association, the Company Law or other relevant laws and administrative regulations, such disputes or claims shall be referred by the relevant parties to arbitration.

                      Where a dispute or claim of rights referred to in the preceding paragraph is referred to arbitration, the entire claim or dispute must be referred to arbitration, and all persons who have a cause of action based on the same facts giving rise to the dispute or claim or whose participation is necessary for the resolution of such dispute or claim, shall, where such person is the Company or the Company's shareholders, directors, supervisors, president, vice-presidents, Chief Financial Officer or the secretary of the board of directors, comply with the decisions made in the arbitration. Disputes in respect of the definition of shareholders and disputes in relation to the register of shareholders need not be resolved by arbitration.

                (2) A claimant may elect for arbitration to be carried out at either the China International Economic and Trade Arbitration Commission in accordance with its Rules or the Hong Kong International Arbitration Center in accordance with its Securities Arbitration Rules. Once a claimant refers a dispute or claim to arbitration, the other party must submit to the arbitral body elected by the claimant.

                      If a claimant elects for arbitration to be carried out at Hong Kong International Arbitration Center, any party to the dispute or claim may apply for a hearing to take place in Shenzhen in accordance with the Securities Arbitration Rules of the Hong Kong International Arbitration Center.

                (3) If any disputes or claims of rights are settled by way of arbitration in accordance with sub-paragraph (1) of this Article, the laws of the PRC shall apply, save as otherwise provided in the laws and administrative regulations.

                (4) The judgement of an arbitral body shall be final and conclusive and binding on all parties.

                           CHAPTER 22 SUPPLEMENTARY

Article 221 These Articles of Association are written in Chinese and English. If there is any conflict between the two versions, the Chinese version shall prevail.

Article 222 The expressions of "above", "within" and "below" shall include the figures mentioned whilst the expressions of "short of" and "less than" shall not include the figures mentioned.

Article 223 The right to interpret these Articles of Association vests with the board of directors of the Company, and the right to revise these Articles of Association vests with shareholders' general meeting.

Article 224 If these Articles of Association are in conflict with the laws, administrative regulations or provisions of other regulatory documents promulgated from time to time, the laws, administrative regulations and provisions of other regulatory documents shall prevail.

Article 225     In these Articles of Association, references to
                "accounting firm" shall have the same meaning as "auditors". In these Articles of Association, references to "president" shall have the same meaning as "manager".


Appendix II       Rules and Procedures for the Shareholders' General Meetings

                         Chapter 1 General Provisions

Article 1 In order to safeguard the legitimate interests of China Petroleum & Chemical Corporation (the "Company") and its shareholders, to specify the duties, responsibilities and authority of the shareholders' general meetings, to ensure the proper, efficient and smooth operation of the shareholders' general meeting and to ensure the shareholders' general meeting exercises its functions and powers according to law, these Rules are formulated according to the "Company Law of the People's Republic of China" (the "Company Law"), "Mandatory Provisions for the Articles of Association of Companies to be Listed Overseas", "Guidelines for the Articles of Association of Listed Companies", "Standards for the Governance of Listed Companies" and "Regulatory Opinions Regarding General Meetings of Listed Companies" and other relevant laws and regulations regulating listed companies inside and outside the PRC and the Articles of Association of China Petroleum & Chemical Corporation ("Articles of Association").

Article 2 These Rules apply to the shareholders' general meetings of the Company and shall be binding on the Company, all shareholders, authorised proxies of the shareholders, directors, supervisors, president, vice-president, Chief Financial Officer, secretary of the board of directors and other relevant personnel present at the meeting.

Article 3 Shareholders' general meetings are divided into annual general meetings (hereinafter referred to as "AGM"), extraordinary general meetings; or all shareholders' general meetings or class shareholders' general meetings.

Article 4 AGMs are held once every year within six months from the end of the previous accounting year.

Article 5 For the shareholders' general meetings convened each year, all of them are extraordinary general meetings except the AGM. The extraordinary general meetings shall be arranged in the order of the year in which they are convened.

Article 6 Holders of different classes of shares are class shareholders. Except other class shareholders, holders of domestic shares and holders of H shares are deemed to be shareholders of different classes. If the Company intends to alter or annul the rights of class shareholders, it shall have such alteration or annulment approved by a special resolution at the shareholders' general meeting and shall convene a class shareholders' meeting in accordance with the provisions of the Articles of Association. Only class shareholders are entitled to attend class shareholders' meetings.

Article 7 The board of directors of the Company shall strictly comply with the provisions of the Company Law and other laws and regulations regarding the convening of shareholders' general meetings, and shall properly organise the shareholders' general meeting in a conscientious manner and on schedule. All directors of the Company are under a bona fide duty to ensure that the shareholders' general meeting is convened in order, and shall not obstruct the exercise of powers by the shareholders' general meeting according to law.

                The directors present at the meeting shall perform their duties in good faith, and shall ensure that the contents of the resolutions passed at the meeting are true, accurate and complete and shall not use any words and expressions that may easily cause ambiguity.

Article 8 Any shareholder who holds the shares of the Company legally and validly are entitled to attend or authorise a proxy to attend the shareholders' general meeting, and shall have the right to know the Company's affairs, the right to speak, the right to raise questions and the right to vote pursuant to law and these Rules.

                Shareholders and their proxies attending the shareholders' general meeting shall comply with the provisions of the relevant laws and regulations, Articles of Association and these Rules, and shall take the initiative to maintain the order of the meeting and shall not infringe the legitimate rights and interests of other shareholders.

Article 9 The Secretary to the board of directors of the Company shall be responsible for implementing the preparatory and organisation work for convening a shareholders' general meeting.

Article 10 In convening a shareholders' general meeting, the principle of cost-saving and simplicity shall be adhered to. No extra benefits shall be given to the shareholders (or their proxies) present at the meeting.

      Chapter 2 Functions and Powers of the Shareholders' General Meeting

Article 11 The shareholders' general meeting is the authority organ of the Company and shall exercise the following functions and powers according to law:

                (1) to decide on the Company's operational policies and investment plans;

                (2) to elect and replace directors and to decide on matters relating to the remuneration and liability insurance of directors;

                (3) to elect and replace supervisors who are shareholder representatives and to decide on matters relating to the remuneration and liability insurance of supervisors;

                (4)   to examine and approve the board of directors' reports;

                (5) to examine and approve the supervisory committee's reports;

                (6) to examine and approve the Company's profit distribution plans and loss recovery plans;

                (7) to examine and approve the Company's proposed annual preliminary and final financial budgets;

                (8) to pass resolutions on the increase or reduction of the Company's registered capital;

                (9) to pass resolutions on matters such as merger, division, dissolution and liquidation of the Company;

                (10) to pass resolutions on the issue of debentures by the Company;

                (11) to pass resolutions on the appointment, dismissal and non-reappointment of the accounting firm by the Company;

                (12) to amend the Articles of Association and its appendices (including the Rules and Procedures for the Shareholders' General Meetings, Rules and Procedures for the Board of Directors' Meetings and Rules and Procedures for the Supervisors' Meetings);

                (13) to consider motions raised by the supervisory committee or shareholders who represent 5% or more of the total number of voting shares of the Company at the annual general meetings;

                (14) to decide on other matters which, according to laws, administrative regulations, rules of the competent authorities and the Articles of Association, shall be approved by the shareholders' general meetings.

                The shareholders' general meetings shall exercise its powers within the scope stipulated by the Company Law and shall not interfere with the decision of shareholders regarding their own rights.

           Chapter 3 Authority of the Shareholders' General Meetings

Article 12 Matters which, in accordance with laws, administrative regulations, rules of the relevant government authorities and provisions of the Articles of Association, fall within the scope of the authority of the shareholders' general meeting must be examined at such meeting so as to protect the decision-making power of the shareholders of the Company on such matters.

Article 13 In order to ensure and increase the stability and efficiency of the daily operations of the Company, the shareholders' general meeting authorises the board of directors of the Company, on a partial basis, to exercise the following powers on investment plans, asset disposals and external guarantees:

                (1)   Investment:

                      (i) The shareholders' general meetings shall examine and approve medium and long-term investment plans and annual investment plans of the Company. The board of directors is authorised to make adjustments of not more than 15% of the amount of the capital expenditure for the current year as approved at the shareholders' general meeting.

                      (ii) Individual project investments (including but not limited to exploration and development, fixed assets, external shareholdings) shall be approved by the shareholders' general meeting if the investment amounts are more than 5% of the latest audited net asset value of the Company. The board of directors is authorised to examine and approve projects if the investment amount is not more than 5% of the latest audited net asset value of the Company.

                      (iii) Where the Company uses its own assets to make
                            risky investment in areas not related to the business of the Company (including but not limited to debentures, futures, shares), risky investments shall be approved by the shareholders' general meeting if the amount of investment is more than 1% of the latest audited net asset value of the Company. The board of directors is authorised to examine and approve projects if the investment amount is not more than 1% of the latest audited net asset value of the Company.

                (2)   Asset disposal:

                      (i) When the Company acquires or sells assets, it has to take into account of the following 4 testing indices: (1) total asset ratio: the total amount of the assets to be acquired or sold (according to the latest audited financial report, valuation report or capital verification report) divided by the latest audited total asset value of the Company; (2) net profit (loss) ratio of the acquisition: the absolute value of the net profit or loss relating to the assets to be acquired (according to the audited financial report of the preceding year) divided by the absolute value of the audited net profit or loss of the Company for the preceding year; (3) net profit (loss) ratio of the sale: the absolute value of the net profit or loss relating to the assets to be sold (according to the audited financial report of the preceding year) or the absolute value of the profit or loss arising from such transaction divided by the absolute value of the audited net profit or loss of the Company for the preceding year; (4) transaction amount ratio: the transaction amount (taking into account of the assumed liabilities and costs, etc) of the acquired assets divided by the total amount of the latest audited net asset value of the Company.

                            The shareholders' general meeting shall examine and approve any of the above projects with a ratio of not less than 50%. The board of directors is authorised to examine and approve any of the above projects with a ratio of less than 50%.

                      (ii) In disposing of fixed assets, where the total value of the expected value of the fixed assets to be disposed of and the value of the fixed assets which have been disposed of in the four months prior to such proposed disposal exceeds 33% of the value of the fixed assets as shown in the latest balance sheet considered by the shareholders' general meeting, the shareholders' general meeting shall examine and approve such disposal, and the board of directors is authorised to examine and approve those fixed asset disposals of less than 33%.

                            The disposal of fixed assets referred to in this
                            Article includes the transfer of certain asset interests but excludes the provision of guarantee by way of fixed assets.

                            The validity of the transactions for disposal of fixed assets by the Company shall not be affected by any breach of paragraph (2)(i) of this Article.

                      (iii) Regarding others (including but not limited to the
                            entering into, varying and termination of important contracts relating to entrustment of operation, entrusted operation, entrusted financial management, contracting and leasing), the relevant amount or the amount accumulated in 12 months shall be calculated according to one of four testing indices referred to in paragraph
                            (2)(i) of this Article.

                            Any of the above projects with a ratio of more than 5% shall be examined and approved by the shareholders' general meeting. The board of directors is authorised to examine and approve any of the above projects with a ratio of not more than 5%.

                 (3)  External guarantees

                      The Company shall not provide guarantees for its shareholders, controlling subsidiaries of its shareholders, subsidiary enterprises of shareholders or personal liability. If the Company provides guarantees to others, the guaranteed person shall provide counter-guarantee to the Company or take other necessary risk preventive measures.

                      If the guarantee amount exceeds 5% of the latest audited net asset value of the Company, such guarantees shall be examined and approved by the shareholders' general meeting. The board of directors is authorised to examine and approve guarantees of not more than 5% of the latest audited net asset value of the Company.

                 (4) If, when applying the relevant standards as set out above, the approving offices of any investment, asset disposal and external guarantee matters as referred to above include both shareholders' general meeting and the board of directors, such matters shall be submitted to the shareholders' general meeting for approval.

                 (5) If the above investment, asset disposal and external guarantee matters constitute connected transactions according to the regulatory stipulations of the places where the Company is listed, the relevant matters shall be dealt with according to the relevant stipulations.

Article 14 Under necessary and reasonable circumstances, as regards specific matters related to the matters to be resolved and those which cannot or are not required to be decided at the shareholders' general meeting, the shareholders' general meeting may authorise the board of directors or the secretary to the board of directors to decide within the scope of authority authorised by the shareholders' general meeting.

      CHAPTER 4 PROCEDURES FOR CONVENING A SHAREHOLDERS' GENERAL MEETING

Section 1       Putting Forward, Collecting and Examining Motions

Article 15 Motions put forward in a shareholders' general meeting shall be specific and shall relate to the matters which shall be discussed at a shareholders' general meeting.

Article 16 Motions at the shareholders' general meeting are usually put forward by the board of directors.

Article 17 Where two or more than half of the independent directors request the board of directors to convene an extraordinary general meeting, they shall be responsible for putting forward the motions to be examined at the meeting. If the board of directors disagrees with the convening of an extraordinary general meeting, it shall disclose the relevant details.

Article 18 Where the Company convenes an AGM, the supervisory committee or shareholders individually or jointly holding more than 5% of the total voting shares of the Company are entitled to put forward provisional motions. If the proposing shareholders have any objection to the decision of the board of directors of not including their motions in the agenda, they may request the convening of an extraordinary general meeting according to the provisions of these Rules.

Article 19 Where the supervisory committee proposes to convene a shareholders' general meeting, it shall be responsible for putting forward motions.

Article 20 Where shareholders individually or jointly holding more than 10% of the Company's voting shares propose to convene a shareholders' general meeting, the proposing shareholders shall be responsible for putting forward the motions, whether or not the meeting is convened by the board of directors.

Article 21 Before the Chairman of the board of directors issues a notice of the board meeting relating to the convening of a shareholders' general meeting, the secretary to the board of directors may collect motions from shareholders individually holding more than 5% of the Company's voting shares (at the time of proposing to convene an AGM) or shareholders individually holding more than 10% of the Company's voting shares (at the time of proposing to convene an extraordinary general meeting), supervisors and independent directors and submit the same to the board of directors for examination and approval and subsequently submit the same as motions to the shareholders' general meeting for examination.

Article 22 The following motions shall be put forward at the AGM for consideration:

                (1) to examine the board of directors' annual reports, including the investment plans and operation strategy for the following year;

                (2)   to examine the supervisory committee's annual reports;

                (3) to examine the Company's audited final budget proposal for the preceding year;

                (4) to examine and approve the Company's profit distribution plans and loss recovery plans for the preceding year;

                (5) to appoint, dismiss or not to reappoint the accounting firm.

Article 23 Shareholders individually or jointly holding more than 5% of the Company's voting shares are entitled to put forward provisional motions at an AGM. The board of directors shall examine and approve such shareholders' motions according to the following principles:

                (1) Relevance. The board of directors shall conduct preliminary examination of a motion, that is, the motion should be submitted or delivered to the board of directors or chairman of the meeting in a written form, and the contents of the motion shall comply with laws, administrative regulations and the Articles of Association, shall fall within the scope of business of the Company and the duties of the shareholders' general meeting, and shall cover a specific subject for discussion with concrete matters to be resolved. If the motion complies with the above requirements, it shall be submitted to the AGM for discussion. Otherwise no such submission shall be effected. If the board of directors decides not to submit the shareholders' motion to the AGM for voting, it shall give an explanation and statement at the AGM.

                (2) Procedures. The board of directors may decide on the procedural issues relating to the motion. Where a motion needs to be divided into different motions or merged with other motions to be voted on, consent of the person putting forward the original motion is required. If the person putting forward the original motion does not agree with any change, the chairman of the meeting may request the AGM to decide on the procedural issues and conduct discussion according to the procedures decided by the AGM.

Article 24 Where the supervisory committee or shareholders individually or jointly holding more than 10% of the Company's voting shares propose to convene an extraordinary general meeting or class shareholders' general meeting, they may sign one or more written request(s) of identical form and contents stating the topics for discussion at the meeting, and at the same time submit motions complying with the above requirements of these Rules to the board of directors.

Article 25 Motions involving the following circumstances shall be deemed to lead to a change or abrogation of the rights of a class shareholder and the board of directors shall submit them to a class shareholders' general meeting for examination:

                (1) to increase or decrease the number of shares of such class, or to increase or decrease the number of shares of a class having voting rights, distribution rights or other privileges equal or superior to those of the shares of such class;

                (2) to change all or part of the shares of such class into shares of another class or to change all or part of the shares of another class into shares of that class or to grant such conversion right;

                (3) to cancel or reduce rights to accrued dividends or cumulative dividends attached to shares of such class;

                (4) to reduce or remove preferential rights attached to shares of such class to receive dividends or to the distribution of assets in the event that the Company is liquidated;

                (5) to add, cancel or reduce share conversion rights, options, voting rights, transfer rights, pre-emptive placing rights, or rights to acquire securities of the Company attached to shares of such class;

                (6) to cancel or reduce rights to receive payment payable by the Company in a particular currency attached to shares of such class;

                (7) to create a new class of shares with voting rights, distribution rights or other privileges equal or superior to those of the shares of such class;

                (8) to restrict the transfer or ownership of shares of such class or to impose additional restrictions;

                (9) To issue rights to subscribe for, or to convert into, shares of such class or another class;

                (10) To increase the rights or privileges of shares of another class;

                (11) to restructure the Company in such a way so as to cause the shareholders of different classes to bear liability to different extents during the restructuring;

                (12) to amend or abrogate the provisions of Chapter 9 of the Articles of Association "Special Procedures for Voting by a Class of Shareholders".

Section 2       Notice of Meeting and its Alterations

Article 26 The notice of a shareholders' general meeting shall be issued by the convenors of the meeting. Convenors of the meeting include the board of directors or shareholders individually or jointly holding more than 10% of the Company's voting shares.

Article 27 A written notice shall be issued 45 days (excluding the date of the meeting) prior to the meeting, informing all shareholders of the matters to be considered at the meeting, and the date and place of the meeting.

                The notice of a shareholders' general meeting shall be delivered to the shareholders (whether or not such shareholders are entitled to vote at the meeting) by hand or by pre-paid mail to the addresses of the shareholders as shown in the register of shareholders of the Company. For the holders of domestic shares, the notice of the meeting may also be given by way of public announcement.

                The public announcement referred to in the preceding paragraph shall be published in one or more newspapers designated by the securities regulatory authority of the State Council during the period between forty-five to fifty days before the date of the meeting. Once the announcement is made, the holders of domestic shares shall be deemed to have received the notice of the relevant shareholders' general meeting.

                Where the Company fails to issue a notice of meeting according to schedule thus resulting in the failure of the Company to convene an AGM within six months from the end of the preceding accounting year, it shall report the same immediately to the stock exchanges on which its shares are listed stating the reasons and shall make an announcement accordingly.

Article 28 The notice of a class shareholders' general meeting shall be delivered only to the shareholders who are entitled to vote at such meeting.

Article 29 The notice of a shareholders' general meeting shall satisfy the following requirements:

                (1)   in writing;

                (2)   specify the place, date and time of the meeting;

                (3) set out the matters to be discussed at the meeting and fully disclose the contents of the motions. If it is required to alter matters involved in the resolutions of the previous shareholders' general meeting, the contents of the motion shall be complete and not only the contents of the changes are stated. Items included under "any other businesses" without specific contents shall not be deemed as a motion and the same shall not be voted at a shareholders' general meeting;

                (4) enable the shareholders to make an informed decision on the proposals put before them. Such principle includes (but not limited to) where a proposal is made to amalgamate the Company with another, to repurchase shares of the Company, to reorganize its share capital, or to restructure the Company in any other way, the terms of the proposed transaction must be provided in detail together with contracts (if any) and the cause and effect of such proposal must be properly explained;

                (5) director, supervisor, president, vice-president, Chief Financial Officer and secretary of the board of directors in the proposed transaction and the effect which the proposed transaction will have on them in their capacity as shareholders in so far as it is different from the effect on the interests of shareholders of the same class;

                (6) contain the full text of any special resolution to be proposed at the meeting;

                (7) contain a clear statement that a shareholder entitled to attend and vote at such meeting is entitled to appoint one or more proxies to attend and vote at such meeting on his behalf and that such proxy needs not be a shareholder;

                (8) specify the shareholding registration date for the shareholders who are entitled to attend the shareholders' general meeting;

                (9) specify the time and place for lodging proxy forms for the meeting;

                (10) state names and telephone numbers of the contact persons for the meeting.

Article 30 The board of directors shall issue a notice to convene the shareholders' general meeting within fifteen days upon receipt of a written request for convening a shareholders' general meeting from the supervisory committee which is in compliance with the relevant requirements.

Article 31 After the board of directors has received a written request for convening an extraordinary general meeting in compliance with the relevant requirements from shareholders individually or jointly holding more than 10% of the Company's voting shares, it shall issue a notice to convene a shareholders' general meeting as soon as possible. Any alterations to the original motion shall have the consent of the proposing shareholders. After the issue of the notice, the board of directors shall not propose any new motions or change or defer the time for holding the shareholders' general meeting without the consent of the proposing shareholders.

Article 32 If the board of directors fails to issue a notice to convene a meeting within thirty days upon receipt of a written request from shareholders individually or jointly holding more than 10% of the Company's voting shares, the proposing shareholders may convene a shareholders' extraordinary general meeting themselves within four months after the board of directors has received such request. Where the proposing shareholders decide to convene such a meeting themselves, it shall notify the board of directors in writing, and shall issue a notice to convene the meeting after reporting to the branch of the securities regulatory authority of the State Council of the locality of the Company and the stock exchanges on which the Company's shares are listed. The notice of the meeting shall comply with the general requirements for notices of meetings and shall also satisfy the following requirements:

                (1) new contents shall not be added to a motion, otherwise the proposing shareholders shall resubmit a request to convene a shareholders' general meeting to the board of directors;

                (2)   the meeting shall be held at the offices of the Company.

Article 33 After the issue of the notice of a meeting, the convenors of the meeting shall not put forward any new motion which is not set out in the notice.

                Where a shareholder who has the largest shareholding of the Company intends to put forward a new motion on profit distribution at an AGM, such shareholder shall, not less than ten days before the date of the AGM, submit the motion to the board of directors to enable it to make an announcement, failing which the shareholder is not entitled to put forward the motion at the AGM.

Article 34 Shareholders and authorised proxies intending to attend a shareholders' general meeting shall deliver to the Company their written replies concerning their attendance at such meeting twenty days before the date of the meeting.

                The Company shall, based on the written replies which it receives from the shareholders twenty days before the date of the shareholders' general meeting, calculate the number of voting shares represented by the shareholders and the authorised proxies who intend to attend the meeting. If the number of voting shares represented by the shareholders who intend to attend the meeting amount to more than one-half of the Company's total voting shares, the Company may hold the shareholders' general meeting; if not, then the Company shall, within five days, notify the shareholders again by way of public announcement the matters to be considered at, and the place and date for, the meeting. The Company may then hold the shareholders' general meeting after publication of such announcement.

Article 35 After the convenors of a meeting have issued the notice of the shareholders' general meeting, the shareholders' general meeting shall not be convened at an earlier date, nor shall it be postponed without reasons. Where a shareholders' general meeting has to be postponed for special reasons, the convenors of the meeting shall publish a postponement notice at least five working days before the original date of the shareholders' general meeting. The convenors of the meeting shall state the relevant reasons and the date for convening the meeting after the postponement in the postponement notice.

Article 36 Where the Company postpones the shareholders' general meeting, it shall not change the shareholding registration date for the shareholders who are entitled to attend the shareholders' general meeting according to the original notice.

Article 37 The Company shall post all information relating to the shareholders' general meeting on the website of the Shanghai Stock Exchange at least five working days before the date of the meeting according to the requirements of the Shanghai Stock Exchange.

Section 3       Registration of a Meeting

Article 38 A shareholder may attend the shareholders' general meeting in person or appoint a proxy to attend and vote on his behalf. Directors, supervisors, secretary to the board of directors and the PRC lawyer(s) engaged by the Company shall attend the meeting. The president, vice-president, Chief Financial Officer of the Company and persons invited by the board of directors may also attend the meeting.

                In order to ensure the solemnity and proper order of the shareholders' general meeting, the Company shall have the right to refuse persons other than those stated above to enter into the venue.

Article 39 The Company shall be responsible for preparing an attendance register, which will be signed by the personnel attending the meeting. The attendance register shall set out the names of persons present at the meeting (and/or names of units), identification document numbers, information confirming the identities of the shareholders (such as shareholder account numbers), the number of voting shares held or represented, names of the proxies (or names of the units) and so on.

Article 40 The contents of registration for the shareholders or proxies attending the shareholders' general meeting shall include:

                (1)   confirmation of the identity as a shareholder or proxy;

                (2)   request to speak and contents of the text (if any);

                (3) collecting the voting slips according to the number of shares held/represented by the shareholders or proxies;

                (4)   registering new motions (if any).

Article 41 The instrument appointing a proxy of a shareholder shall be in writing. Such written instrument shall state the following:

                (1)   the name of the authorised proxy of the shareholder;

                (2) the number of shares of the principal represented by the authorised proxy;

                (3)   whether or not the proxy has any voting right;

                (4) an indication to vote for or against each and every matter included in the agenda;

                (5) whether or not the proxy has voting rights in respect of the provisional motion which may be included in the agenda of the AGM; and, if this is the case, specific instructions as to the type of voting rights to be exercised;

                (6)   the date of issue and validity period of the proxy form;

                (7) the signature (or seal) of the principal or its agent appointed in writing; if the principal is a legal person shareholder, the proxy form shall bear the seal of the legal person unit, or signed by its director or an agent duly appointed by it.

                The proxy form shall state clearly that the proxy shall be entitled to vote at his discretion in the absence of specific instructions from the shareholder.

Article 42 The proxy form shall be lodged with the Company's premises or such other place as specified in the notice convening the meeting at least twenty-four hours prior to the relevant meeting for which the proxy is appointed to vote or twenty-four hours prior to the scheduled voting time. Where the proxy form is signed by a person authorised by the principal, the power of attorney or other authorisation documents shall be notarised. The notarised power of attorney and other authorisation documents, together with the proxy form, shall be lodged with the Company's premises or such other place as specified in the notice convening the meeting.

Article 43 Shareholders attending a shareholders' general meeting shall fulfil registration procedures. Shareholders shall produce the following documents for registration purposes:

                (1) Natural person shareholders: an individual shareholder shall produce his identification documents and provide information enabling the Company to confirm his identity as a shareholder. Where a proxy is appointed to attend the meeting, the proxy shall produce his own identification documents and the proxy form, and provide the Company with information enabling the Company to confirm the identity of his principal as a shareholder.

                (2) Legal person shareholders: if a legal representative is appointed to attend the meeting, the legal representative shall produce his identification documents and proof of his qualification as a legal representative, and he shall provide the Company with the information enabling the Company to confirm the identity of the legal person shareholder. Where a proxy is appointed to attend the meeting, the proxy shall produce his own identification documents, the proxy form issued by the legal representative of the legal person shareholder pursuant to law, or a notarised copy of a resolution on authorisation adopted by the board of directors of the legal person shareholder or other decision-making organs, and shall provide information enabling the Company to confirm the identity of the principal as a legal person shareholder.

Article 44 Where a shareholder or a proxy requests to speak at the shareholders' general meeting, he shall register with the Company prior to the meeting. The number of speakers shall be limited to ten. If there are more than ten speakers, the first ten shareholders who have the largest shareholdings shall have the right to speak in an order according to their shareholdings.

Article 45 Where an AGM is convened, the supervisory committee and shareholders individually or jointly holding more than 5% of the Company's voting shares shall be entitled to propose new motions to the Company for registration. For the new motions put forward by the shareholders, it is for the chairman of the meeting to decide according to Article 23 of these Rules whether or not to include the same in the agenda. Where an extraordinary general meeting is convened, no new motions are allowed to be registered with the Company, and the chairman shall not add such new motions to the agenda of the meeting.

Section 4       Convening a Meeting

Article 46 A shareholders' general meeting shall be chaired by the Chairman of the board of directors, who shall act as the chairman of the meeting. If the Chairman is unable to attend the meeting, the Vice Chairman shall act as the chairman of the meeting.

                If both the Chairman and Vice Chairman are unable to attend the meeting and the Chairman has not appointed another director to act as the chairman of the meeting, the board of directors may appoint a director of the Company to take the chair. If the board of directors fails to do so, the shareholders present at the meeting may choose a person to act as the chairman. If, for any reason, the shareholders cannot elect a chairman, the shareholder (including a proxy) holding the largest number of voting shares shall be the chairman of the meeting.

Article 47 Where shareholders individually or jointly holding more than 10% of the Company's voting shares of their own motion decide to convene an extraordinary general meeting, the board of directors and secretary to the board of directors shall earnestly perform their duties. Directors and supervisors shall attend the meeting, and the secretary to the board of directors must attend the meeting to ensure the meeting is held in proper order. The meeting shall be presided over by the Chairman, who shall also act as the chairman of the meeting. If the Chairman is unable to attend the meeting for any reason, the Vice Chairman shall act as the chairman of the meeting. If both the Chairman and Vice Chairman are unable to attend the meeting and the Chairman has not designated a person to act as chairman of the meeting, the board of directors may designate a director of the Company to so act. If the board of directors is unable to designate a director to chair the shareholders' general meeting, the proposing shareholder shall take the chair after filing a report with the branch of the securities regulatory authority of the State Council of the locality of the Company.

Article 48 The chairman shall declare that the meeting commences at the scheduled time after he has been informed that the participants are in compliance with legal requirements and new motions and speakers are registered. In any of the following circumstances, the meeting may be declared to commence later than the time scheduled:

                (1) when any equipment of the venue is out of order so that the meeting cannot proceed as usual;

                (2) when any matters of material importance take place affecting the proceeding of the meeting.

Article 49 After the chairman of the meeting has declared the official commencement of the meeting, he shall firstly announce that the number of shareholders attending the meeting and the number of shares represented by such shareholders are in compliance with the legal requirements. Subsequently he shall read out the agenda as stated in the notice of the meeting, and shall inquire whether any person present at the meeting has any objection to the voting order of the motions. If an AGM is convened, the chairman of the meeting shall also inquire whether the supervisory committee or the shareholders individually or jointly holding more than 5% of the Company's voting shares need to put forward new motions. Where a new motion is put forward by a shareholder, the chairman of the meeting shall decide whether to accept the motion according to
                Article 23 of these Rules.

                Where the board of directors or chairman of the meeting decides not to include the motion of the supervisory committee or shareholders into the agenda of the AGM, explanations and statements shall be given at such AGM.

                At an extraordinary general meeting, no person shall be allowed to request for discussion of new motions not set out in the notice of the shareholders' general meeting.

Article 50 After the chairman of the meeting has made inquires regarding the agenda, he shall read out the motions or appoint another person to read out the motions, and shall explain the motions according to the following requirements if necessary:

                (1) Where the motion is put forward by the board of directors, the motion shall be explained by the Chairman or other persons designated by the Chairman;

                (2) Where the motion is put forward by the supervisory committee or shareholders individually or jointly holding more than 5% of the Company's voting shares, the motion shall be explained by the person putting forward the motion or its legal representative or lawful and valid proxy.

Article 51 Motions included in the agenda shall be examined before voting. Reasonable time shall be given at the shareholders' general meeting for each motion to be discussed, and the chairman of the meeting shall orally ask the shareholders attending the meeting whether they have completed the examination procedures. Examination procedures shall be regarded as completed if there are no objections by shareholders attending the meeting.

Article 52 No shareholder shall speak for more than twice at the meeting without the consent of the chairman. A shareholder is allowed to speak for no more than five minutes for the first time, and no more than three minutes for the second time.

                When a shareholder requests to speak, he shall only do so if he does not interrupt report which is being made by the meeting reporter or speeches which are being made by other shareholders.

Article 53 Shareholders may query the Company at the shareholders' general meeting. The chairman of the meeting shall direct the directors or supervisors to answer such queries unless they relates to the Company's business secret and shall not be disclosed at the meeting.

Section 5       Voting and Resolution

Article 54 Shareholders' general meeting shall resolve on any specific motions.

Article 55 Matters not included in the notice convening the shareholders' extraordinary general meeting shall not be resolved on at such a meeting. In approving the motions included in the notice of an extraordinary general meeting, no alteration shall be made to the relevant motions in respect of the following matters:

                (1) increase or reduction of the registered capital of the Company;

                (2)   issuance of bonds of the Company;

                (3) division, merger, dissolution and liquidation of the Company;

                (4)   amendment to the Articles of Association;

                (5) profits distribution plans and loss recovery plans of the Company;

                (6) appointment and removal of a member of the board of directors and the supervisory committee;

                (7)   changing the use of proceeds from a share offer;

                (8) the entering into of a connected transaction which requires the approval of the shareholders in general meetings;

                (9) acquisition or sale of assets which requires the approval of the shareholders in general meetings;

                (10)  changing the accounting firm engaged.

                Any alteration in respect of the contents of the above motions shall be deemed to be a new motion and shall not be voted on at that shareholders' general meeting.

                Shareholders' general meetings shall resolve on all motions included in the agenda one by one, and shall not for any reason cause delay in considering, or fail to consider, such motions. Where different motions are put forward at the annual general meeting for the same matter, such motions shall be resolved on in the order of time in which they are put forward.

Article 56 The chairman of the meeting is obliged to request the shareholders to approve the motions by open ballot at the general meeting.

                Each shareholder or proxy shall exercise his voting rights in accordance with the number of voting shares represented by him. Except for the circumstances where cumulative voting system is applicable to the election of directors in accordance with the Articles of Association, each share shall carry one voting right.

Article 57 Resolutions in respect of the election of directors shall be passed by a way of cumulative voting at shareholders' general meeting in accordance with the Articles of Association. The details of the cumulative voting system are as follows:

                (1) Where the number of directors to be elected is more than two, the cumulative voting system must be adopted.

                (2) Where cumulative voting system is adopted, each of the shares held by a shareholder shall carry the same number of votes as the number of directors to be elected.

                (3) The notice of a shareholders' general meeting shall notify the shareholders that a cumulative voting system will be adopted for the election of directors. The convenors of the shareholders' general meeting shall prepare ballots suitable for cumulative voting, and shall give explanations in writing regarding the cumulative voting system, the completion of the ballots and the methods of counting the votes.

                (4) In casting his votes for the director candidates at a shareholders' general meeting, a shareholder may exercise his voting rights by spreading his votes evenly and cast for each of the candidates the number of votes corresponding to the number of shares he holds; or he may focus his votes on one candidate and cast for a particular candidate the total number of votes carried by all of his shares while the number of voting rights carried by each of his shares is the same as the number of directors to be elected; or he may spread his votes over several candidates and cast for each of them part of the total number of votes carried by the shares he holds while the number of voting rights carried by each of his shares is the same as the number of directors to be elected.

                (5) Upon the exercise of his voting rights by focusing his votes on one or several of the candidates while the number of voting rights carried by each of his shares is the same as the number of directors to be elected, a shareholder shall not have any right to vote for any other candidates.

                (6) Where the total number of votes cast by a shareholder for one or several of the candidates is in excess of the number of votes carried by the total number of shares held by him, the votes cast by the shareholder shall be invalid, and the shareholder shall be deemed to have waived his voting rights. Where the total number of votes cast for one or several candidates by a shareholder is less than the number of votes carried by the total number of shares held by such a shareholder, the votes cast by the shareholder shall be valid, and the voting rights attached to the shortfall between the votes actually cast and the votes which the shareholder is entitled to cast shall be deemed to have been waived by the shareholder.

                (7) Where the number of approval votes won by a director candidate exceeds one-half of the total voting rights (to be calculated according to the total number of shares if the cumulative voting is not adopted) represented by the shareholders present at the shareholders' general meeting and the approval votes exceeds the objection votes, the candidate shall be the elected director candidate. If the number of the elected director candidates exceeds the total number of directors to be elected, those candidates who win the largest number of approval votes shall be elected as directors (however, if the elected director candidates whose approval votes are comparatively fewer win the same number of approval votes, and the election of such candidates as directors will give rise to the number of directors elected exceeding the number of directors to be elected, such candidates shall be deemed as having not been elected); if the number of directors elected at a shareholders' general meeting is less than the number of directors to be elected, a new round of voting shall be carried out for the purpose of filling such directorship vacancies, until all the directors to be elected are validly elected.

                (8) Where a new round of voting is carried out according to the provisions of paragraph (7) of this Article at the shareholders' general meeting, the number of votes casted by the shareholders in the cumulative voting shall be re-counted according to the number of directors to be elected in the new round of voting.

Article 58 In examining the motions on the election of directors and supervisors at a shareholders' general meeting, shareholders shall vote on the candidates for the office of directors or supervisors one by one.

Article 59 Resolutions of a shareholders' general meeting shall be divided into ordinary resolutions and special resolutions.

                (1)   Ordinary resolutions

                      (i) Ordinary resolutions shall be passed by votes representing more than one-half of the voting rights represented by the shareholders (including proxies) present at the meeting.

                      (ii) The following matters shall be approved by ordinary resolutions at shareholders' general meetings:

                            (a) work reports of the board of directors and the supervisory committee;

                            (b) profit distribution plans and loss recovery plans formulated by the board of directors;

                            (c) appointment and removal of members of the board of directors and members of the supervisory committee, their remuneration and manner of payment and their liability insurance;

                            (d)    annual preliminary and final budgets,
                                   balance sheets and profit and loss accounts and other financial statements of the Company;

                            (e)    annual reports of the Company;

                            (f) matters other than those which are required by laws and regulations or by the Articles of Association to be passed by special resolutions.

                (2)   Special resolutions

                      (i) Special resolutions shall be passed by votes representing more than two-thirds of the voting rights represented by the shareholders (including proxies) present at the meeting.

                      (ii) The following matters shall be approved by special resolutions at a shareholders' general meetings:

                            (a) increase or reduction in share capital and the issue of shares of any class, warrants and other similar securities;

                            (b)    issue of bonds of the Company;

                            (c)    division, merger, dissolution and
                                   liquidation of the Company;

                            (d)    repurchase of shares of the Company;

                            (e) amendment to the Articles of Association, the Rules and Procedures for the Shareholders' General Meetings, the Rules and Procedures for the Board of Directors' Meetings and the Rules and Procedures for the Supervisors' Meetings;

                            (f) any other matters approved by an ordinary resolution by the shareholders at a general meeting which may have material impacts on the Company and accordingly should be passed by special resolutions.

Article 60      As far as any matter relating to sub-paragraphs (2) to (8),
                (11) to (12) of Article 25 of these Rules, the affected class shareholders, whether or not such shareholders originally have the right to vote at shareholders' general meetings, shall have the right to vote at the class meetings. However, interested shareholder(s) shall not be entitled to vote at such class meetings.

                "(An) interested shareholder(s)", as such term is used in the preceding paragraph, means:

                (1) in the case of a repurchase of shares by way of a general offer to all shareholders of the Company or by way of public dealing on a stock exchange pursuant to
                      Article 29 of the Articles of Association, an interested shareholder is a controlling shareholder within the meaning of Article 55 of the Articles of Association;

                (2) in the case of a repurchase of shares by an off-market agreement pursuant to Article 29 of the Articles of Association, a holder of the shares to which the proposed agreement relates;

                (3) in the case of a restructuring of the Company, a shareholder who assumes a relatively lower proportion of obligation than the obligations imposed on shareholders of that class under the proposed restructuring or who has an interest in the proposed restructuring which is different from the general interests of the shareholders of that class.

Article 61 Resolutions of a class of shareholders shall be passed by votes representing more than two-thirds of the voting rights of shareholders of that class represented at the relevant meeting who, according to Article 62, are entitled to vote at the meeting. The special procedures for approval by a class of shareholders shall not apply in the following circumstance: where the Company issues, upon the approval by special resolution of its shareholders in a general meeting, either separately or concurrently once every twelve months, not more than 20% of each of its existing issued Domestic-Invested Shares and Overseas-Listed Foreign-Invested Shares.

Article 62 Where a connected transaction is being considered at a shareholders' general meeting, the connected shareholders shall abstain from voting, and the voting rights represented by the shares held by them shall not be counted towards the total number of valid votes. The voting result of the non-connected shareholders shall be fully disclosed in the announcement in relation to the resolutions passed at the shareholders' general meeting.

Article 63 Shareholders (and proxies) shall complete their ballot papers carefully as instructed and put the ballot papers into the ballot box. Any ballot paper containing uncompleted parts, false information, illegible writing and any uncast paper shall be deemed to be an abstention of voting by the shareholder, and such ballot papers shall not be regarded as valid votes.

Article 64 Prior to voting, the shareholders present at a shareholders' general meeting shall nominate at least one supervisor and two shareholders to act as counting officers. Such counting officers shall count all the votes cast on site and sign the counting statistical sheet.

                If the votes for and against a resolution are equal, the chairman of the meeting shall be entitled to cast one more vote.

Article 65 The chairman of the meeting shall be responsible for deciding whether or not a resolution is duly passed according to the results of the votes counting. The chairman's decision, which shall be final and conclusive, shall be announced at the meeting and recorded in the minutes of the meeting.

Article 66 A shareholders' general meeting shall be recorded by the minutes of the meeting, which shall be signed by the directors present at the meeting and the minutes-taking officer. If no director is present at the meeting, the shareholder or the shareholder's proxy chairing the meeting together with the minutes-taking officer shall sign the minutes. The minutes of the meeting shall record the following matters:

                (1) the number of voting shares represented by the shareholders present at the meeting, and the percentage of such shares out of the total number of shares of the Company;

                (2)   the date and place of the meeting;

                (3) the name of the person chairing the meeting and the agenda of the meeting;

                (4) the main points regarding the matters made by each person who speaks at the meeting;

                (5)   the voting result of each matter considered;

                (6) the inquiries and suggestions of the shareholders and the answers to these inquiries or statement made by the directors and supervisors;

                (7) other matters which according to the opinions of the shareholders' general meeting and the provisions of the Articles of Association shall be recorded in the minutes of the meeting.

Article 67 The board of directors of the Company shall retain (a) PRC lawyer(s) to attend the shareholders' general meeting in accordance with law to enable him(them) to give legal opinions on the following matters, and shall publish these legal opinions together with the resolutions of the shareholders' general meeting:

                (1) whether the procedures for convening and holding the shareholders' general meeting comply with the relevant laws and regulations as well as the Articles of Association;

                (2) verification of the legality and validity of the eligibility of the participants of the meeting;

                (3) verification of the eligibility of the shareholders who put forward new motions at the shareholders' annual general meeting;

                (4) whether the voting procedures of the shareholders' general meeting are lawful and valid;

                (5) the issue of any legal advice on any other matters requested by the Company.

                Where the shareholders' extraordinary general meeting is chaired by the shareholders proposing the holding of such a meeting, the proposing shareholders shall, in accordance with law, retain (a) lawyer(s) to give witness legal opinions according to the provisions as set out above, and the procedures for convening such a meeting shall also comply with relevant laws, regulations and this Article.

Section 6       Adjournment of a Meeting

Article 68 The board of directors of the Company shall ensure that a shareholders' general meeting is held continuously within reasonable office hours, until the resolutions are finally voted on.

Article 69 If, in the course of the meeting, disputes arising out of the identity of any shareholder or the results of the calculation of the votes and so on cannot be resolved on site in such a way that the order of the meeting is affected and the meeting cannot proceed as usual, the chairman shall declare an adjournment of the meeting.

                If the foregoing circumstances cease to exist, the chairman of the meeting shall notify the shareholders of the resumption of the meeting as soon as possible.

Article 70 Where a shareholders' general meeting is adjourned for more than one working day due to force majeure or any other extraordinary reasons, and the meeting cannot be convened properly or no resolution is passed, the board of directors of the Company shall give explanations to the stock exchanges on which the Company's shares are listed and make a proper announcement. The board of directors of the Company is obliged to take all necessary measures to resume the shareholders' general meeting as soon as possible.

Section 7       Post-meeting Affairs and Announcement

Article 71 The secretary to the board of directors shall be responsible for submitting the minutes of the meeting and the resolutions passed at the meeting and other relevant documentation to the relevant regulatory authorities in accordance with laws, regulations, the requirements of the securities regulatory authority of the State Council and the stock exchanges on which the Company's shares are listed after the meeting. He shall also be responsible for handling the announcement to be published in the designated media.

Article 72 The announcement of the resolutions of the shareholders' general meeting shall state the number of the shareholders (or the proxies) present at the meeting, the number of shares held by them (or nominees) and the percentage of such shares out of the total voting shares of the Company, the method of voting and the voting result of each motion. The resolutions on the motions shall state the names of the proposing shareholders, the percentage of shares held and the details of the motions. Where a shareholder's motion is not included in the agenda of an AGM, the details of the motion and the statement made by the board of directors or the chairman at the AGM shall be published together with the resolutions of the AGM.

                Where the board of directors or the chairman of the meeting decides not to include the motions put forward by the supervisory committee or the shareholders in the agenda of the AGM, explanations and statements shall be given at such a meeting. Such statements and details of the motions shall, together with the resolutions of the AGM, be published after the conclusion of the AGM.

                Where a resolution of the meeting is not adopted, or a resolution passed at the previous shareholders' general meeting is changed at the current shareholders' general meeting, the board of directors shall give an explanation in relation to the resolutions of the current shareholders' general meeting.

                The announcement of resolutions passed at shareholders' general meetings shall be published in designated newspapers and on the Company's website.

Article 73 The secretary to the board of directors shall be responsible for keeping written information such as the register of attendees, power of attorney, voting statistical sheet, minutes of the meeting, legal opinions endorsed by lawyer(s) and announcements of resolutions.

                       CHAPTER 5 SUPPLEMENTARY ARTICLES

Article 74 These Rules shall come into effect upon the adoption by the shareholders' general meeting by a special resolution and the approval by the relevant authorities in accordance with law.

Article 75 Any amendment to these Rules shall be proposed by the board of directors in the form of an amendment proposal, and shall be submitted to the shareholders' general meeting for approval by a special resolution.

Article 76 The right to interpret these Rules shall rest with the board of directors.

Article 77 Where any relevant matters are not covered in these Rules or where these Rules fail to comply with the relevant laws, administrative rules and other relevant regulatory documents as promulgated from time to time, those laws, administrative rules and other relevant regulatory documents shall prevail.


    APPENDIX III RULES AND PROCEDURES FOR THE BOARD OF DIRECTORS' MEETINGS

                         CHAPTER 1 GENERAL PROVISIONS

Article 1 In order to ensure that the board of directors of China Petroleum & Chemical Corporation (the "Company") fulfils the duties and responsibilities conferred by all shareholders of the Company, conducts discussions efficiently, makes scientific, immediate and prudent decisions and standardizes the operation of the board of directors, these Rules are formulated according to the "Company Law of the People's Republic of China" (the "Company Law"), "Mandatory Provisions for the Articles of Association of Companies to be Listed Overseas", "Guidelines for the Articles of Association of Listed Companies", "Standards for the Governance of Listed Companies" and other governing regulations of the places of the Company's listings inside and outside the PRC and the Articles of Association of China Petroleum & Chemical Corporation ("Articles of Association").

      CHAPTER 2 FUNCTIONS, POWERS AND AUTHORITY OF THE BOARD OF DIRECTORS

Article 2 The board of directors is accountable to the shareholders' general meetings and shall exercise the following functions and powers:

                (1) to be responsible for convening shareholders' general meetings and to report on its work to the shareholders' general meetings;

                (2) to implement the resolutions passed at shareholders' in general meetings;

                (3) to determine the Company's business plans and investment proposals;

                (4) to formulate the Company's annual preliminary and final financial budgets;

                (5) to formulate the Company's profit distribution proposals and loss recovery proposals;

                (6) to formulate proposals for the credit and financial policies of the Company, the increase or reduction of the registered capital of the Company and for the issue of debentures and securities of any kinds (including but without limitation to the debentures of the Company) and the listing or repurchase of the shares of the Company;

                (7) to draw up plans for significant acquisition or disposal proposals, the merger, division or dissolution of the Company;

                (8) to determine the risks investment and security (including pledging of assets) of the Company according to the authority given in the shareholders' general meeting;

                (9) to decide on the Company's internal management structure;

                (10) to appoint or remove the Company's president and to appoint or remove the vice-president and Chief Financial Officer of the Company according to the recommendations of the president; to appoint or remove the secretary of the board of directors and to decide on their remuneration;

                (11) to appoint or replace the members of the board of directors and the supervisory committee of its wholly-owned subsidiaries; to appoint, replace or recommend the shareholders' proxies, directors (candidates) and supervisors (candidates) of its subsidiaries which are controlled or invested by the Company;

                (12) to determine the establishment of the Company's branch offices;

                (13) to formulate proposals for any amendment of the Company's Articles of Association and its appendices;

                (14)  to formulate the Company's basic management system;

                (15)  to manage the disclosure of information of the Company;

                (16) to propose in a shareholders' general meeting to engage or replace the accounting firm which undertakes auditing work of the Company;

                (17) to listen to the president's work report and check the president's work;

                (18) to determine important matters and administrative matters of the Company other than those which should be determined by resolution of a shareholders' general meeting of the Company except for matters as specified by law, administrative rules, regulations of the competent government department(s) and the Articles of Association, and to sign other important agreements;

                (19) to exercise any other powers stipulated by laws, administrative rules, regulations of the competent government department(s) or the Articles of Association, and any other functions and powers conferred by the shareholders' in general meetings.

Article 3 The necessary conditions for the board of directors to perform its duties shall include the following:

                The president shall provide the directors with necessary information and data, enabling the board of directors to make scientific, immediate and prudent decisions.

                A director may require the president or, through the president, require the relevant departments of the Company to provide information and explanations which are necessary for him to make scientific, immediate and prudent decisions.

                Where the independent directors think necessary, they may engage (an) independent institution(s) to provide independent opinions to be relied upon by them in making decisions. The fees incurred in the engagement of such (an) independent institution(s) shall be borne by the Company.

Article 4 The board of directors shall examine and resolve on the matters which the board of directors is required by laws, administrative rules, regulations of the competent government department(s) and the Articles of Association to submit to the shareholders in general meetings for determination (including matters proposed by two or more than half of the independent directors).

                The board of directors shall examine the provisional motions put forward by the shareholders individually or jointly holding more than 5% of the Company's voting shares at the shareholders' annual general meeting (the "AGM") according to the standard of "relevance" as set out in the Rules and Procedures for the Shareholders' General Meetings, and to decide whether to submit the provisional motions to the AGM for examination.

Article 5 In order to ensure and increase the stability and efficiency of the daily operation of the Company, the board of directors shall explicitly authorise, on a partial basis, the chairman, other one or more directors or the president to exercise its functions and powers on investment plans, assets disposals, external guarantees, the credit and financial policies and the internal management structure of the Company according to the provisions of the Articles of Association and the authorisation of the shareholders' general meeting.

Article 6 The powers and authority of the board of directors on investments shall include the following:

                (1) The board of directors shall be responsible for conducting preliminary examination of the medium and long-term investment plans proposed by the president, and shall submit them to the shareholders' general meetings for approval.

                (2) The board of directors shall be responsible for conducting preliminary examination of the annual investment plans proposed by the president, and shall submit them to the shareholders' general meetings for approval. The board of directors may make adjustments of not more than 15% of the amount of the capital expenditure for the current year as approved at the shareholders' general meeting. The chairman of the board of directors is authorised to make adjustments of not more than of not more than 8% of the amount of the capital expenditure for the current year as approved at the shareholders' general meeting.

                (3) Individual project investments (including but not limited to exploration and development, fixed assets, external shareholdings) shall be approved by the board of directors if the investment amounts are not more than 5% of the latest audited net asset value of the Company. The Chairman of the board of directors is authorised to examine and approve projects if the investment amount is not more than 3% of the latest audited net asset value of the Company.

                (4) Where the Company uses its own assets to make risky investment in areas not related to the business of the Company (including but not limited to debentures, futures, shares), risky investments shall be approved by the board of directors if the amount of the individual investment is not more than 1% of the latest audited net asset value of the Company. The chairman of the board of directors is authorised to examine and approve projects if the investment amount is not more than 0.5% of the latest audited net asset value of the Company.

Article 7 The powers and authority of the board of directors on asset disposals shall include the following:

                (1) When the Company acquires or sells assets, it has to take into account of the following four testing indices:
                      (i) total asset ratio: the total amount of the assets to be acquired or sold (according to the latest audited financial report, valuation report or capital verification report) divided by the latest audited total asset value of the Company; (ii) net profit (loss) ratio of the acquisition: the absolute value of the net profit or loss relating to the assets to be acquired (according to the audited financial report of the preceding year) divided by the absolute value of the audited net profit or loss of the Company for the preceding year; (iii) net profit (loss) ratio of the sale: the absolute value of the net profit or loss relating to the assets to be sold (according to the audited financial report of the preceding year) or the absolute value of the profit or loss arising from such transaction divided by the absolute value of the audited net profit or loss of the Company for the preceding year; (iv) transaction amount ratio: the transaction amount (taking into account of the assumed liabilities and costs, etc) of the acquired assets divided by the total amount of the latest audited net asset value of the Company.

                      The board of directors shall examine and approve projects with a ratio of less than 50% according to all the above four testing indices. The chairman of the board of directors is authorised to examine and approve projects with a ratio of less than 10% according to all the above four testing indices.

                (2) In disposing of fixed assets, where the total value of the expected value of the fixed assets to be disposed of and the value of the fixed assets which have been disposed of in the four months prior to such proposed disposal does not exceed 33% of the value of the fixed assets as shown in the latest balance sheet considered by the shareholders' general meeting, the board of directors shall examine and approve such disposal, and the Chairman of the beard of directors is authorised to examine and approve those fixed asset disposals of less than 10%.

                (3) As regards others (including but not limited to the entering into, varying and termination of important contracts relating to entrustment of operation, entrusted operation, entrusted financial management, contracting and leasing), the relevant amount or the amount accumulate in twelve months shall be calculated according to one of four testing indices referred to in paragraph (1) of this Article.

                Projects with a ratio of not more than 5% according to all the above four testing indices shall be examined and approved by the board of directors. The chairman of the board of directors is authorised to examine and approve projects with a ratio of not more than 1% according to all the above four testing indices.

Article 8 The powers and authority of the board of directors on debt liabilities shall include the following:

                (1) The board of directors shall examine and approve the amount of the long-term loans for the current year according to the annual investment plan as approved by the shareholders' general meeting. The chairman of the board of directors is authorised to make adjustments of not more than 10% of the total amount of the long-term loans for the current year as approved by the board of directors. Within the total amount of the long-term loans as approved by the board of directors, the chairman of the board of directors is authorised to approve and sign the contract for every single long-term loan for the amount exceeding RMB1 billion, and the president is authorised to approve and sign the contract for every single long-term loan for the amount not exceeding RMB1 billion.

                (2) Within the total amount of the working capital loans for the current year as approved by the board of directors, the Chairman of the board of directors is authorised to sign the overall short-term loan facility contracts for raising working capitals required by the operation and management of the Company according to the demand of the Company. Within the amount limit as fixed by these loan facility contracts, the chairman of the board of directors is authorised to approve and sign the working capital short-term loan contracts where the amount of one single loan exceeds RMB1 billion, and the president is authorised to approve and sign the working capital short-term loan contracts where the amount of one single loan does not exceed RMB1 billion.

                (3) The Company shall not provide any guarantees for its shareholders, controlling subsidiaries of its shareholders, subsidiary enterprises of shareholders or personal liability. If the Company provides guarantees to others, the guaranteed person shall provide counter-guarantee to the Company or take other necessary risk preventive measures.

                      If the guarantee amount does not exceed 5% of the latest audited net asset value of the Company, such guarantees shall be examined and approved by the board of directors. The chairman of the board of directors is authorised to approve and sign the external guarantee contracts the guaranteed amount of which does not exceed 1% of the latest audited net asset value of the Company but more than RMB100 million. The president is authorised to approve and sign the external guarantee contracts the guaranteed amount of which does not exceed RMB100 million.

Article 9 If, when applying the relevant standards as set out above, the approving offices of any investment, asset disposal and external guarantee matters as referred to above include the board of directors, chairman of the board of directors and/or president, such matters shall be submitted to the approving offices of the highest level for approval. If the above investment, asset disposal and loan matters constitute connected transactions according to the regulatory stipulations of the places where the Company is listed, the relevant matters shall be dealt with according to the relevant stipulations.

Article 10 The board of directors authorises the chairman to determine the following matters: (1) internal management structure of the Company; (2) the establishment of branch offices by the Company; (3) to appoint or replace the members of the board of directors and the members of the supervisory committee of the wholly-owned subsidiaries of the Company; and (4) to appoint, replace or recommend the shareholders' representatives, director (candidates) and supervisors (candidates) of the subsidiaries which are controlled or invested by the Company.

     CHAPTER 3    COMPOSITION OF THE BOARD OF DIRECTORS AND ITS SUBORDINATED
                  OFFICES

Article 11 The board of directors shall consist of thirteen directors. The board of directors shall have one chairman and one vice-chairman.

Article 12 The board of directors shall establish strategic decision-making sub-committee, auditing sub-committee, remuneration and evaluation sub-committee and other special committees. These special committees shall conduct research on specific matters and provide opinions and suggestions on these matters to the board of directors for the reference.

                Members of the special committees shall be directors of the Company. The majority of the membership of the auditing sub-committee, and remuneration and evaluation sub-committee shall consist of the independent directors, who shall also act as convenors. The auditing sub-committee shall have at least one independent director who is also an accounting professional.

Article 13 The major responsibilities of the strategic decision-making sub-committee shall be to conduct research and put forward proposals on the long-term development strategy and significant investment decisions of the Company.

Article 14 The major responsibilities of the auditing sub-committee shall include the following:

                (1) to propose the appointment or replacement of the external auditor of the Company;

                (2) to oversee the Company's internal auditing system and its implementation;

                (3) to be responsible for the communication between the internal auditing department of the Company and the external auditor;

                (4) to examine and approve the Company's financial information and it disclosure;

                (5)   to examine the internal control system of the Company.

Article 15 The major responsibilities of the remuneration and evaluation sub-committee shall include the following:

                (1) to research on the criteria for the evaluation of directors and the president, to conduct evaluation of them and make necessary suggestions;

                (2) to research on and review the policies and proposals in respect of the remuneration of directors, supervisors, president, vice-president, Chief Financial Officer and secretary of the board of directors.

Article 16 The special committees of the board of directors shall formulate detailed working rules, which shall come into effect upon the submission to, and the approval of, the board of directors.

                 CHAPTER 4 SECRETARY OF THE BOARD OF DIRECTORS

Article 17 The Company shall have one secretary of the board of directors. The main duty of the secretary of the board of directors is to promote and improve the Company's corporate governance standards and properly deal with the matters regarding disclosure of information.

Article 18 The main duties of the secretary of the board of directors include:

                (1) to organize and arrange for board meetings and shareholders' general meetings, prepare the meeting materials, handle the meeting related affairs, to be responsible for record of meetings, ensure the accuracy and completeness of records, keep the meeting documents and records and take initiative to keep abreast of the execution of the related resolutions; and submit reports to the board of directors and put forward the proposals for importance issues arising during the implementation;

                (2) to ensure that the material issues concerning the resolutions of the board of directors can be strictly implemented in accordance with the specified procedures; to participate and organize the consultation and analysis on the decision-making matters of the board in accordance with its requirements, and put forward the related opinions and suggestions; to deal with the daily matters of the board of directors and its related committees if authorised;

                (3) to be the contact person of the Company with the securities regulatory authorities, be responsible for organisation, preparation and timely submission of related documents as required by the regulatory authorities, and be responsible for related tasks assigned by the regulatory authorities and to organise and complete these tasks, and to ensure that the Company prepares and submits the reports and other documents as required by the regulatory authorities in accordance with law;

                (4) to be responsible for the co-ordination and organization of the matters on disclosure of information of the Company, establish and perfect the system concerning information disclosure, participate in all related meetings of the Company concerning information disclosure, and keep abreast of the important business policies and related information of the Company in a timely manner;

                (5) to be responsible for keeping confidential of the sensitive materials concerning the share price of the Company, and formulate effective and enforceable secrecy systems and measures. For the divulgence of the sensitive materials concerning the share price of the Company due to various reasons, he shall take necessary remedial measures, make timely explanation and clarification, and notify the regulatory organizations in the places where the shares of the Company are listed as well as the securities regulatory authority of the State Council;

                (6) to be responsible for the co-ordination and organization of market promotion, coordinate the visit and interview, deal with the relationship with investors, maintain the relationship with investors, intermediary organs and news agencies, be responsible for the co-ordination and explanation of the inquiries of the public, and ensure the investors to obtain the information as disclosed by the Company in a timely manner, organize and arrange the promotion and advertising activities of the Company inside and outside the PRC, prepare and work out the summary report on market promotion and other important visiting activities, and report the related matters to the securities regulatory authorities of the State Council; to establish effective communication channels between the Company and its shareholders, including designating a staff and/or establishing (a) special office(s) to keep sufficient and necessary contacts with the shareholders, and to relay, in a timely manner, all the feedbacks including opinions and suggestions of the shareholders to the board of directors or the management team of the Company;

                (7) to ensure the proper preparation of the register of shareholders, to be responsible for the management and proper maintenance of the materials concerning register of shareholders, directors' register, quantity of shares held by majority shareholders and record of shares held by directors, as well as the name list of the beneficiaries of the outstanding debentures of the Company;

                (8) to assist directors and the president to practically implement the domestic and foreign laws, regulations, the Company's Articles of Association and other provisions in discharge of their duties and exercise of their powers; be liable to remind directors and the president timely on becoming aware that the Company passes or may pass resolutions which may breach the relevant regulations, and be entitled to report the related matters to securities regulatory authorities of the State Council and other regulatory authorities according to the facts;

                (9) to provide the related information necessary for the supervisory committee of the Company and other approving authorities to discharge their duties and to exercise their powers, assist the investigation on the Chief Financial Officer, directors and the president of the Company concerning the performance of their fiduciary duties;

                (10) to ensure the complete organizational documents and records of the Company are kept properly, and the persons who have the rights of access to the relevant documents and records of the Company obtain those documents and records in a timely manner; and

                (11) to discharge other duties and to exercise other powers as conferred by the board of directors, as well as other duties and powers as required by the listing rules of the stock exchanges on which the Company's shares are listed.

Article 19 The board of directors of the Company shall have a secretarial office, which shall be a daily working body assisting the secretary of the board of directors in performing his duties.

Article 20 The Company shall formulate the "Work Regulations for the Secretary of the Board", which shall set out detailed provisions in respect of the duties and responsibilities, roles, and the daily working body of the secretary of the board of directors. Those Regulations shall come into effect upon the submission to, and the approval of, the board of directors.

              CHAPTER 5 RULES OF THE BOARD OF DIRECTORS' MEETING

Article 21 The board of directors' meetings shall be divided into regular meetings and provisional meetings according to the regularity of such meetings.

Article 22      The regular meetings shall include the following:

                (1)   The board meetings approving financial reports of the
                      Company:

                      (i)   The annual results meetings

                            The annual results meetings shall be convened within 120 days from the end of the accounting year of the Company. The directors shall approve the Company's annual reports and deal with other relevant matters at such meetings. The timing of such meetings shall ensure that the annual reports of the Company will be despatched to the shareholders within the time limit specified by the relevant regulations and the Articles of Association, and shall ensure that the preliminary annual financial results of the Company will be announced within the time limit specified by the relevant regulations of the Company, and shall ensure that the AGM will be convened within 180 days from the end of the accounting year of the Company.

                      (ii) The interim results meetings The interim results meetings shall be convened within 60 days from the end of the first six months of the accounting year of the Company. The directors shall approve the Company's interim reports and deal with other relevant matters at such meetings.

                      (iii) The quarterly results meetings The quarterly
                            results meetings shall be held in the first month of each of the second and fourth quarter of the Gregorian calendar year. The directors shall approve the Company's quarterly reports for the preceding quarters at such meetings.

                (2)   The year-end review meetings

                      The year-end review meetings shall be convened in December of each year. The directors shall listen to and approve the president's report in respect of the expected performance of the Company in the year and the work arrangements for the following year at such meetings.

Article 23 The chairman of the board of directors shall approve the issue of a notice convening the provisional board of directors' meeting within seven days in any one of the following events:

                (1) where the chairman of the board of directors considers necessary;

                (2) where more than one-third of the directors propose in their joint names;

                (3) where more than one-half of the independent directors propose in their joint names;

                (4)   where the supervisory committee proposes;

                (5)   where the president proposes.

Article 24 The board of directors' meetings shall be divided into meetings at which all directors must be physically present and meetings which the directors may authorise other directors to attend on their behalf, according to whether the directors are physically present at the meetings.
                The meetings which all directors must be physically present shall be held at least once every six months, and such meetings shall not be held by way of written resolutions or video-telephone meetings.

Article 25 The board of directors' meetings shall be divided into on-site meetings, video-telephone meetings and meetings by way of written resolutions.

                All the meetings of the board of directors may be held by the way of on-site meetings.

                The board of directors' meetings may be held by the way of video-telephone meetings, provided that the attending directors are able to hear clearly the director who speaks at the meeting and communicate amongst themselves. The meetings convened by this way shall be recorded and videotaped. In the event that the attending directors are unable to sign for the resolutions on site, they shall express their opinions orally during the meeting and shall complete the signing procedures as soon as practicable. The verbal voting by a director shall have the same effect as signing in the voting sheet, provided that there is no discrepancy between the opinions expressed by such director in completing signing procedure and the opinions orally expressed by him during the meeting.

                In the case of urgency (limiting to cases where an on-site meeting or a video-telephone meeting is impractical), and the matters to be examined are comparatively procedural and unique so that the a discussion of the motions proves to be unnecessary, the board of directors' meeting may be held by written resolutions, in which case the motions shall be passed by way of circulating the motions for directors' review. Unless otherwise expressed by the directors, signing on the written resolutions by the directors shall be sufficient evidence that they have agreed to the resolutions.

           CHAPTER 6 PROCEEDINGS OF THE BOARD OF DIRECTORS' MEETING

Article 26      Putting forward Motions

                The motions of the board of directors' meetings shall be put forward in the following circumstances:

                (1)   matters proposed by the directors;

                (2)   matters proposed by the supervisory committee;

                (3) motions from the special committees of the board of directors;

                (4)   matters proposed by the president;

                (5) matters to be considered by the shareholders of the subsidiaries controlled or invested by the Company in their shareholders' meetings (shareholders' general meetings).

Article 27      Collecting Motions

                The secretary of the board of directors shall be responsible for collecting the draft motions in respect of the matters to be considered at the meeting. Each person who puts forward the relevant motion(s) shall submit the motions and relevant explanatory materials before the date of the meeting. Motions concerning material connected transactions (which are determined according to the standards promulgated by the relevant regulatory authorities from time to time) shall first be approved by the independent directors. The relevant materials shall be submitted to the chairman of the board of directors after scrutinized by the secretary of the board of directors, who shall also set out the time, place and agenda of the meeting in the materials submitted.

Article 28      Convening the Meetings

                A board of directors' meeting shall be convened by the chairman of the board of directors, who shall also approve the issue of the notice convening the meeting. If the chairman of the board of directors is unable to convene the meeting due to special reasons, he shall designate the vice-chairman or other director(s) to convene the meeting. Where the chairman fails to convene a meeting with no reason or designate specific personnel to act on his behalf, a director chosen by the vice-chairman and one-half of the directors jointly shall convene the meeting. The convenors of the meeting shall be responsible for approving the issue of the notice of the meeting.

Article 29      Notice of the Meetings

                (1) The notice of a board of directors' meeting shall be delivered to all directors, supervisors and other personnel attending the meeting before the date of the meeting. The notice of the meeting shall generally set out the following:

                      i.    the time and place of the meeting;

                      ii.   the duration of the meeting;

                      iii. the agenda, reasons, subject matters and other relevant particulars of the meeting;

                      iv.   the date of the issue of the notice.

                (2) The board of directors' meetings shall be noticed according to the following requirements and form:

                      i. the notice of the meeting may be served on the directors by courier, facsimile, electronic means, telegraph or mail;

                      ii. the notice of the board of directors' meeting shall be delivered to the directors ten days before the date of the meeting;

                      iii. the notice shall be written in Chinese, if necessary, the English version can be attached.

                Any director may waive the right to receive the notice of board meeting.

                Notice of a meeting shall be deemed to have been given to any director who attends the meeting without protesting against, before or at its commencement, any lack of notice.

Article 30      Communication before the Meetings

                After the issue of the notice of a meeting and before the date of the meeting, the secretary of the board of the directors shall be responsible for, and shall communicate and liaise with all supervisors, to seek their opinions or suggestions in respect of the motions of the meeting, and shall pass on these opinions or suggestions to the persons put forward the motions, so as to enable necessary amendments to be made to them. The secretary of the board of directors shall also, in a timely manner, arrange for the provision of the supplemental materials which are required for the directors to make decisions on the motions of the meeting, including the background information relating to the subject of the meeting and other information which will assist the directors in making scientific, immediate and prudent decisions.

                Where more than one-fourth of the directors or two external directors are of the opinion that the materials provided are insufficient or unclear, they may make a proposal jointly concerning the postponement of holding of the board meeting or the postponement of discussions on the part of the issues put forward by the board of directors, and the board of directors shall adopt such a proposal. Unless such a proposal is put forward during the meeting, the secretary of the board of directors shall serve a notice on the directors, supervisors and other personnel attending the meeting upon receiving a written request concerning the postponement of holding of the meeting or the postponement of discussions on part of the issues put forward by the board of directors.

Article 31      Attendance of the Meetings

                Meetings of the board shall be held only if more than half of the directors are present.

                Directors shall attend the meetings of the board of directors in person. Where a director is unable to attend a meeting for any reason, he may by a written power of attorney appoint another director to attend the meeting on his behalf (where an independent director is unable to attend in person, he shall appoint another independent director to attend on his behalf). The power of attorney shall set out the name of the attorney, the particulars and the scope of authorisation, duration of the validity of such authorisation, and shall be signed or sealed by the principal.

                In the event that an independent director does not attend the board of directors' meeting for three consecutive meetings, the board of directors may propose to the shareholders' general meeting to have such independent directors dismissed.

                The board of directors' meeting shall be chaired by the chairman of the board of directors. Where circumstances preclude the Chairman, he may designate the vice-chairman or other directors to act on his behalf. Where the chairman of the board fails to chair the meeting without reason or designate specific personnel to act on his behalf, a director chosen by the vice-chairman or more than half of the directors shall chair the meeting. Upon the expiry of the term of office of the directors and the re-election of the new directors at the shareholders' general meeting, the directors who obtains the largest number of votes at such re-election (if more than one, one shall be chosen amongst them) shall chair such meeting, at which the chairman of the new board of directors shall be elected.

Article 32      Examining the Motions

                The chairman of the meeting shall declare the commencement of the meeting as scheduled. The directors in presence shall reach an agreement on the agenda of the meeting thereafter. Where more than one-fourth of the directors or more than two external directors are of the opinion that the materials of the meeting are insufficient or unclear, they may make a proposal jointly concerning the postponement of holding of the board meeting or the postponement of discussions on the part of the issues put forward by the board of directors, and the board of directors shall adopt such a proposal.

                When an agreement is reached in respect of the agenda of the meeting by the directors present at the meeting, the chairman of the meeting shall direct the motions to be examined one by one. Persons who put forward the motions or their attorneys shall first report to the board of directors their work or make statements in respect of the motions.

                In reviewing the relevant proposals, motions and reports, in order to understand the main points and the background information of the motions in detail, the board of directors' meeting may require the heads of the departments which are responsible for handling the motions to attend the meeting to listen to and make inquiries of the relevant statements made at the meeting, so that proper decisions can be made at the meeting. If, in the course of the meeting, any motions examined are found to be unclear or infeasible, the board of directors shall require the departments which are responsible for handling the motions to give a statement at the meeting, and the motions can be returned to such departments for re-handling and their examination and approval shall be postponed.

                The independent directors shall give their independent opinions to the board of directors on the following matters:

                (1) the nomination, appointment and removal of the directors;

                (2) the appointment and dismissal of the president, vice-president, Chief Financial Officer and secretary of the board of directors;

                (3) the remuneration of the directors, the president, vice-president, Chief Financial Officer and secretary of the board of directors of the Company;

                (4) the loans made by the Company to its shareholders, the person in actual control of the Company or the associated enterprises of the Company or other money transfer between them, the amounts of which are equivalent to or exceed the relevant thresholds of the Company's material connected transactions (which shall be determined in accordance with the standards promulgated from time to time by the relevant regulatory authorities) which must be examined by the board of directors or shareholders' general meeting according to law, and whether the Company has taken effective measures to recover such debts;

                (5) any matters which the independent shareholders consider to be detrimental to the interests of minority shareholders.

                An independent director shall give his opinion on the above-mentioned matters in the following manner:

                (1)   consent;

                (2)   opinion reserved and reasons;

                (3)   opposition and its reasons;

                (4)   no opinion can be expressed and the obstacles.

Article 33      Voting on the Motions

                In reviewing the motions at the board of directors' meeting, all attending directors shall deliver their opinions in respect of approval or objection to such motions or abstention from voting.

                The directors who are acting as proxies of others shall exercise the rights of voting within the authorisation.

                Where a director is not present at a board of directors' meeting and fails to appoint a proxy to act on his behalf, such director shall be deemed to have waived his rights to vote at the meeting.

                In reaching resolutions by the board of directors, except the following matters the resolutions of which shall be passed by the consent of more than two-thirds of the directors, the other matters shall be passed by the consent of more than one-half of the directors:

                (1) to formulate proposals for the credit and financial policies of the Company, the increase or reduction of the registered capital of the Company and the issuance of debentures and securities of any kind (including but without limitation to the debentures of the Company) and the listing or repurchase of the shares of the Company;

                (2) to draw up plans for significant acquisition or disposal proposals, the merger, division or dissolution of the Company;

                (3) to formulate proposals for any amendment to the Company's Articles of Association.

                The resolutions of the board of directors may be decide on a poll or show of hands. Each director shall have one vote. Where the votes for an against a resolution are equal, the chairman of the board of directors is entitled to cast one more vote.

                In voting on the Company's connected transactions by the board of directors, the connected directors who have interests in the transactions shall abstain from voting. Where resolutions cannot be reached due to the abstention from voting of the connected directors, the relevant motions shall be submitted directly to the shareholders' general meeting for examination.

Article 34 Liability of Directors in respect of Resolutions of the Board of Directors' Meetings

                A written resolution of the board of directors shall not take effect as a resolution of the board of directors if it has not been formulated in accordance with the stipulated procedures, notwithstanding all the directors have already expressed their opinions in different ways. The directors shall be responsible for the resolutions passed at the meetings of the board of directors. Any director who votes for a resolution which contravenes the laws, administrative regulations or the Articles of Association thus causing serious damages to the Company shall be directly liable (including the compensation of damages) for all the loss incurred by the Company as a result. A director who votes against the resolution, and who has been proved as having expressed dissenting opinions on the resolution and such opinions are recorded in the minutes of the meeting can be exempt from liability. A director who waives his right of voting, or who fails to attend the meeting and fails to appoint a proxy to act on his behalf, cannot escape liability. A director who explicitly express his objection in the course of discussion but fails to cast an objection vote in the voting cannot escape liability.

Article 35      Resolutions of the Meeting

                In principle, the board of directors' meeting shall resolve on all the matters examined at the meeting. A resolution on the Company's connected transaction shall not be valid until it is signed by all directors. The independent directors' opinions shall be set out in the resolutions of the board of directors meetings.

Article 36      Minutes of the Meetings

                Minutes of the board of directors' meeting are proof of the resolutions on the matters examined at the meeting. Detailed minutes in respect of the matters examined at the meeting shall be recorded. The minutes of the board of directors' meeting shall state the following:

                (1) the date, place, names of the convenors and chairman of the meeting;

                (2) the names of the attending directors and the names of the present, the names of appointing directors and their attorneys;

                (3)   the agenda of the meeting;

                (4) the essential points of the directors' presentations (for the written resolution meeting, the version containing the directors' feedbacks in writing shall prevail);

                (5) the voting methods and outcome for each proposal (the outcome of the voting shall set out the respective number of assenting or dissenting votes or votes that were waived);

                (6)   the directors' signature.

                The secretary of the board of directors shall take initiative to arrange for the matters examined at the meeting to be recorded. The minutes of each meeting shall be provided to the directors for review without delay. Those directors who wish to make supplementary revision on the minutes shall report their opinions on the revision to the chairman of the board of directors in written form within one week after the receipts of the minutes of the board meeting. After the minutes of board meeting are finally determined, the attending directors, the secretary of the board of directors and the minute-taking officer shall sign the minutes of the board meeting. The secretary of the board of directors shall deliver the complete duplicate of the minutes to all directors. The minutes of the board meeting, being an important document, shall be properly kept at the business address of the Company.

           CHAPTER 7  DISCLOSURE OF INFORMATION RELATING TO THE BOARD
                      OF DIRECTORS' MEETING

Article 37 The board of directors of the Company shall strictly comply with the requirements of the regulatory authorities and the stock exchanges on which the Company's shares are listed in relation to the disclosure of information. It shall ensure that matters examined or resolutions passed at the board of directors' meeting which are discloseable are disclosed accurately and in a timely manner. Information relating to significant matters of the Company must be reported to the stock exchanges on which the Company's shares are listed at the earliest opportunity, and shall be submitted to relevant regulatory authorities for filing.

Article 38 Where a matter which requires the independent opinions of the independent directors is discloseable, the Company shall disclose such opinions in the relevant announcement. If the independent directors are of divergent views and cannot reach any consensus, the board of directors shall disclose the respective opinions of each of the independent directors.

Article 39 Regarding confidential information, the attendees of the meeting must keep such information confidential. Punishment shall be imposed on those who are in breach of this duty.

              CHAPTER 8    IMPLEMENTATION OF THE RESOLUTIONS OF THE
                           BOARD OF DIRECTORS' MEETING AND FEEDBACKS

Article 40 The following matters shall not be implemented until they are examined and preliminarily approved by the board of directors and submitted to the shareholders' general meeting for approval thereafter:

                (1) the formulation of the Company's annual preliminary and final financial budgets;

                (2) the formulation of Company's profit distribution proposals and loss recovery proposals;

                (3) the increase or reduction of the registered capital of the Company and the issue of debentures or other securities, as well as the listing or repurchase of the shares of the Company;

                (4) the formulation of plans for merger, division or dissolution of the Company;

                (5) the formulation of proposals for any amendment to the Articles of Associations; and

                (6) proposal to be submitted to the shareholders in general meeting for the appointment or replacement of the accounting firm auditing the accounts of the Company.

Article 41 After resolutions are passed at a board of directors' meeting, the president shall implement the resolutions which fall within the scope of the authority of the president, or which the board of directors authorises the president to handle, and shall report the status of implementation to the board of directors.

Article 42 The chairman of the board shall have the power to, or authorize the vice-chairman or the directors to, urge, examine and supervise the implementation of the resolutions of the meeting.

Article 43 At each board of directors' meeting, the president shall deliver a written report to the meeting in relation to the status of implementation of the matters which, according to the resolutions of the previous meeting, must be implemented.

Article 44 Under the direction of the board of directors and the chairman, the secretary of the board of directors shall take initiative to obtain information in respect of the progress on the implementation of the resolutions, and shall, in a timely manner, report to and submit proposals to the board of directors and the chairman in relation to the important issues to be implemented.

                        CHAPTER 9 SUPPLEMENTAL ARTICLES

Article 45 Where these Rules fail to comply with relevant laws, regulations and other regulatory documents as promulgated from time to time, these laws, regulations and other regulatory documents shall prevail.

Article 46 Upon the unanimous consensus of all directors of the Company, the formulation of and the amendment to these Rules shall come into effect if they are adopted by the shareholders' general meeting by a special resolution and approved by the relevant authorities.

Article 47 The right to interpret these Rules shall vest with the board of directors.


        APPENDIX IV   RULES AND PROCEDURES FOR THE SUPERVISORS' MEETINGS

                         CHAPTER 1 GENERAL PROVISIONS

Article 1 In order to standardize the operation of the supervisory committee of China Petroleum & Chemical Corporation (the "Company"), to ensure the supervisory committee implementing the duties and responsibilities conferred by all shareholders of the Company, these Rules are formulated according to the "Company Law of the People's Republic of China" (the "Company law"), "Mandatory Provisions for the Articles of Association of Companies to be Listed Overseas", "Guidelines for the Articles of Association of Listed Companies", "Standards for the Governance of Listed Companies" and other relevant laws and regulations regulating listed companies inside and outside the PRC and the Articles of Association of China Petroleum & Chemical Corporation ("Articles of Association").

Article 2 The supervisory committee is accountable to the shareholders' general meetings. It shall be responsible for supervising the financial affairs of the Company and the lawfulness of the performance of their duties by the directors, president, vice-president, Chief Financial Officer and secretary of the board of directors of the Company so as to safeguard the legitimate interests of the Company and its shareholders.

Article 3 The Company shall take measures to ensure the supervisors' rights to know the Company's affairs, and provide them with necessary information and materials, so as to enable the supervisory committee to conduct effective supervision, inspection and evaluation of the financial status and management situation of the Company.

                The president shall report to the supervisory committee the entering into of, and the enforcement of, material contracts by the Company, the use of capitals and the profitability of the Company upon the request of the supervisory committee. The president shall ensure the truthfulness of such report.

          CHAPTER 2  COMPOSITION OF THE SUPERVISORY COMMITTEE AND ITS
                     ADMINISTRATIVE OFFICE

Article 4 The supervisory committee shall compose of twelve supervisors. Of which, eight of them shall be shareholder representatives (including those who are eligible to be external supervisors); four of them shall be representatives of workers and staff of the Company.

                The election and removal of the chairman of the supervisory committee shall be determined by two-thirds or more of the members of the supervisory committee.

Article 5 The term of the office of a supervisor shall be three years. The supervisors representing the shareholders shall be elected and removed by the shareholders' general meeting. The supervisors representing the workers and staff of the Company shall be elected and removed democratically by those workers and staff of the Company. The term of a supervisor is renewable upon re-election and re-appointment.

Article 6 Except for complying with the eligibility requirements as set out in the Company Law and the Articles of Association, the supervisors shall possess professional knowledge and work experience in the field of law or accounting.

Article 7 A supervisor may resign before the expiry of his term of office by submitting a written resignation letter to the supervisory committee.

                Provisions in respect of the resignation of directors as set out in the Articles of Association shall be applicable to the resignation of supervisors, including (but without limitation to) where a supervisor's resignation will result in the number of supervisors of the Company falling below the quorum as provided by law, the resignation letter of such supervisor shall not be effective until the vacancy created by his resignation has been filled.

Article 8 The supervisory committee shall have an administrative office responsible for handling daily affairs of the supervisory committee.

          CHAPTER 3 FUNCTIONS AND POWERS OF THE SUPERVISORY COMMITTEE

Article 9 The supervisory committee shall exercise the following functions and powers in accordance with law:

                (i) to review the Company's financial position. Where necessary, the supervisory committee may appoint another accounting firm on behalf of the Company to carry out independent audit;

                (ii) to supervise the directors, president, vice-president, Chief Financial Officer and secretary of the board of directors of the Company in order to ensure that they do not act in contravention of any law, regulation or the Articles of Association in performing their duties;

                (iii) to demand the directors, president, vice-president, Chief Financial Officer and secretary of the board of directors of the Company who acts in a manner which is harmful to the Company's interest to rectify such acts, and report to the shareholders' general meeting and relevant authorities of the State when necessary;

                (iv) to check and inspect the financial information such as the financial report, business report and plans for distribution of profits to be submitted by the board of directors to the shareholders' general meetings and to authorize, in the Company's name, publicly certified and practicing accountants to assist in reviewing such information should any doubt arise in respect thereof;

                (v) to give opinions on the appointment of an accounting firm of the Company;

                (vi) to propose to convene an extraordinary general meeting, and may put forward provisional motions at the shareholders' annual general meeting;

                (vii)   to propose to convene provisional board meetings;

                (viii) to represent the Company in negotiations with or in bringing actions against a director;

                (ix) other duties and powers provided for in the Articles of Association.The supervisors shall attend meetings of the board of directors.

Article 10 The supervisory committee shall declare the Company's supervisory report for the preceding year at the AGM. Such report shall include the following matters:

                (i)     the review of the Company's financial position;

                (ii) the implementation of relevant laws, regulations, Articles of Association and the resolutions of the shareholders' general meetings by the directors, president, vice-president, Chief Financial Officer and secretary of the board of directors of the Company;

                (iii) the evaluation of the performance of the directors, president, vice-president, Chief Financial Officer and secretary of the board of directors of the Company by the supervisory committee, in particular the specific opinions of the external supervisors;

                (iv) other significant events which in the opinion of the supervisory committee shall be reported to the shareholders' general meeting.

                Where the supervisory committee thinks necessary, it may express its opinions on the motions examined at the shareholders' general meetings, and may submit an independent report to the shareholders' general meetings.

Article 11 All reasonable fees incurred in respect of the employment of professionals such as lawyers, certified public accountants or practicing auditors which are required by the supervisory committee in the exercise of its functions and powers shall be borne by the Company.

                The expenses incurred by the supervisors in attending the supervisors' meeting shall be borne by the Company. These expenses shall include the transport fares incurred by the supervisors in travelling from their own addresses to the places of the meetings, and fees for the accommodation and meals during the meeting.

Article 12 The chairman of the supervisory committee shall exercise the following functions and powers:

                (i) to convene and chair the meetings of the supervisory committee;

                (ii) to organise and carry out the duties of the supervisory committee;

                (iii) to review and approve, and signing the reports of the supervisory committee and other important documents;

                (iv) to represent the supervisory committee to report to the shareholders' general meetings;

                (v) other duties that shall be performed by him in accordance with law or the Articles of Association.

                Where special circumstances preclude the chairman from exercising his functions and powers, these functions and powers shall be exercised by a supervisor designated by him.

Article 13 In performing its duties, the supervisory committee may report to the board of directors and the shareholders general meetings the breach of laws and rules relating to the Company's financial affairs and the acts of the directors, president, vice-president, Chief Financial Officer and secretary of the board of directors of the Company which are in violation of laws, regulations or the Articles of Association. It may also directly report the same to the securities regulatory authorities of the State Council and other relevant authorities.

Article 14 A supervisor shall abide by the laws, regulations and the Articles of Association, and shall perform his duties faithfully and diligently.

                 CHAPTER 4 RULES OF THE SUPERVISORS' MEETINGS

Article 15 The supervisors' meetings shall be divided into regular meetings and provisional meetings according to the regularity of such meetings.

Article 16 The regular meetings shall be convened at least four times each year, including the interim results meeting, the annual results meeting, the year-end review and the arrangement meetings for supervisors financial management meetings.

                The interim results meetings shall be convened within sixty days from the end of the first six months of the accounting year of the Company. The supervisors shall listen to and approve the Company's interim reports and deal with other relevant matters at such meetings.

                The annual results meetings shall be convened within 120 days from the end of the accounting year of the Company. The supervisors shall listen to and approve the Company's annual reports and deal with other relevant matters at such meetings.

                The year-end review and arrangement meetings shall be convened in December of each year. The supervisors shall listen to and approve the president's report in respect of the expected performance of the Company in the year and the work arrangements for the following year at such meetings.

                The financial management meetings shall be convened within 30 days from the end of the annual financial work meeting of the Company. The supervisors shall listen to and approve the report of the Company's financial department in respect of conducting the overall budget management and strengthening financial control by the Company.

Article 17 A provisional supervisors' meeting shall be convened in any one of the following events:

                (i) here the chairman of the supervisory committee considers necessary;

                (ii) where more than two-thirds of the supervisors propose in their joint names;

                (iii) where the Company has suffered or is suffering loss of substantial assets causing the shareholders' interests to be damaged;

                (iv) where the directors, president, vice-president, Chief Financial Officer and secretary of the board of directors of the Company act in a way which is in contravention of laws, regulations or the Articles of Association causing the Company's interests to be seriously damaged.

Article 18 The supervisors' meetings shall be divided into on-site meetings, video-telephone meetings and meetings by way of written resolutions.

                All the meetings of the supervisory committee may be held by the way of on-site meeting.

                The meetings of the supervisory committee may be held by the way of video-telephone meetings, provided that the attending supervisors are able to hear clearly the supervisor who speaks at the meeting and communicate amongst themselves. In the event that the attending supervisors are unable to sign for the resolutions on site, they shall express their opinions orally during the meeting and shall complete the signing procedures as soon as practicable.

                Where an on-site meeting or a video-telephone meeting is impractical, the supervisors' meeting may be held by way of written resolutions, in which case details of the motions to be discussed and examined at the meeting, which are in the written form, shall be despatched to the supervisors for decision. Unless otherwise expressed by the supervisors, signing on the written resolutions by the supervisors shall be sufficient evidence that they have agreed to the resolutions.

Article 19 A supervisors' meeting shall be validly convened by the presence of not less than two-thirds of the supervisors.

                The supervisors shall be physically present at the supervisors' meetings. If for any reason a supervisor is unable to attend the meeting, he shall by written authorisation appoint another supervisor to act as his proxy to attend the meeting and exercise his functions and powers. The written authorisation shall state the name of the proxy, the scope of the authorisation, the authority of the proxy and the period of validity. It shall also be signed by the proxy or affix the seal of the proxy.

                In the event that a supervisor does not attend the supervisors' meeting in person for two consecutive meetings, he shall be deemed to be unable to perform his duties, and the shareholders' general meeting or the staff representative meeting shall dismiss such supervisor.

               CHAPTER 5 PROCEEDINGS OF THE SUPERVISORS' MEETING

Article 20 The supervisory committee shall put forward motions according to the matters to be examined by the board of directors and matters proposed by the supervisors.

Article 21 The administrative office of the supervisory committee shall be responsible for gathering the matters to be examined by the board of directors and the matters proposed by the supervisors, and shall submit these matters to the chairman of the supervisory committee in time. The chairman of the supervisory committee shall determine whether to submit these matters to the supervisory committee for review according to the importance and urgency of these matters.

Article 22 The chairman of the supervisory committee shall be responsible for convening the supervisors' meeting, and shall sign the notice of the meeting. Such notice shall state the date, place, duration, agenda, reasons and subject matters of the meeting and other relevant information, as well as the date of the issuance of such notice.

                The notice of a supervisors' meeting shall be delivered to the supervisors ten days before the date of the meeting. Any supervisor may waive his right to demand the notice of the meeting.

                The notice of the meeting may be served on the supervisors by courier, facsimile, telegraph or mail.

Article 23 After the issue of the notice of a meeting and before the date of the meeting, the administrative office of the supervisory committee shall be responsible for, and shall communicate and liaise with all supervisors, to seek their opinions or suggestions in respect of the motions of the meeting, so as to enable necessary amendments to be made to them.

                Where more than one-fourth of the members of the supervisors or two external supervisors are of the opinion that the information in respect of a specific motion is insufficient to allow judgment to be made, or the motion is not convincing, they may in their joint name propose to postpone the examination of such a motion, and the supervisory committee shall adopt such a proposal.

Article 24 The supervisors' meeting shall be chaired by the chairman of the committee. Where circumstances preclude the chairman to chair the meeting, he may designate a supervisor to chair the meeting. Upon the expiry of the term of office of the supervisory committee and the re-election of the new supervisors by the shareholders' general meeting, the supervisor who obtains the largest number of approval votes at such re-election (if more than one, one shall be chosen amongst them) shall chair such meeting, at which the chairman of the new supervisory committee shall be elected.

Article 25 The chairman of the meeting shall declare the commencement of the meeting as scheduled. The supervisors in presence shall reach an agreement on the agenda of the meeting thereafter.

                Where more than one-fourth of the supervisors or two external supervisors are of the opinion that the information in respect of one specific motion is insufficient to allow judgment to be made, or the motion is not convincing, they may in their joint name propose to postpone the examination of such a motion, and the chairman of the meeting shall adopt their proposal.

                Where an agreement is reached in respect of the agenda of the meeting by the supervisors present at the meeting, the chairman of the meeting shall direct the motions to be examined one by one.

Article 26 In reviewing the relevant motions and reports, the supervisors' meeting may require the directors, president, vice-president, Chief Financial Officer, secretary of the board of directors and the internal and external auditors of the Company to attend the meeting to give necessary explanations to the relevant matters, and to answer the questions which the supervisory committee is concerned with.

Article 27 In reviewing the motions at supervisors' meetings, all attending supervisors shall deliver their opinions in respect of approval or objection to such motions or abstention from voting.

                The supervisors who are acting as proxies of others shall exercise the rights of voting within the authorization.

                Where a supervisor is not present at a supervisors' meeting and fails to appoint a proxy to act on his behalf, such supervisor shall be deemed to have waived his rights to vote at the meeting.

Article 28 In principle, resolutions shall be made on the matters examined at the supervisors' meeting. Such resolutions shall be decided on a poll or show of hands. No resolution shall be effective unless approved by more than two-thirds of all the supervisors.

Article 29 Detailed minutes of a supervisors' meeting shall be recorded as proof of the resolutions on the matters examined at the meeting.

                The minutes of the meeting shall state the date and place of the meeting, name of the chairman of the meeting, names of the attending supervisors and names of the principals and proxies who have fulfilled the necessary procedures for attending the meeting, agenda of the meeting, main points of each supervisor's speech, the methods of voting for each matter to be resolved on and the voting result (the result shall state the number of votes for approval or objection to the motion or abstention).

                The administrative office of the supervisory committee shall designate staff to arrange for the matters examined at the meeting to be recorded. The minutes of each meeting shall be provided to the attending supervisors for review without delay. Supervisors present at the meeting and the minutes-taking officer shall sign the minutes of that meeting. A supervisor shall have the right to request an explanatory note be made for his speech at the meeting.

Article 30 Minutes of a supervisors' meeting and the resolutions passed at such meeting, being important documents, shall be properly kept by the administrative office of the supervisory committee at the Company's place of business.

   CHAPTER 6    DISCLOSURE OF INFORMATION RELATING TO THE SUPERVISORS' MEETING

Article 31 The supervisory committee shall strictly comply with the requirements of the regulatory authorities and the stock exchanges on which the Company's shares are listed in relation to the disclosure of information. It shall ensure that matters examined or resolutions passed at supervisors' meetings which are discloseable are disclosed accurately and in a timely manner.

Article 32 Regarding confidential information, the attendees of the meeting must keep such information confidential. Punishment shall be imposed on those who are in breach of this duty.

      CHAPTER 7 IMPLEMENTATION OF THE RESOLUTIONS OF THE SUPERVISORS'
                MEETING AND FEEDBACKS

Article 33 The supervisory committee may pass resolutions and make proposals to the board of directors and the shareholders' general meetings. These resolutions and proposals shall be implemented by the relevant departments of the Company under the direction of the board of directors.

Article 34 The administrative office of the supervisory committee shall, under the direction of the committee and its chairman, take initiative to obtain the information in respect of the implementation of the relevant resolutions, and shall report and make proposals to the supervisory committee and the chairman of the committee.

Article 35 Where resolutions concerning the proposals to convene a provisional board meeting or shareholders' extraordinary general meeting, or the submission of provisional motions to the AGM are passed by the supervisory committee, the supervisory committee shall, within a specified period, submit to the board of directors the subjects of such meetings and the detailed motions in writing, and shall ensure that the contents of the motions comply with relevant laws, regulations and the Articles of Association.

                       CHAPTER 8 SUPPLEMENTARY ARTICLES

Article 36 The right to interpret these Rules shall vest with the supervisory committee.

Article 37 Where these Rules fail to comply with relevant laws, regulations and other regulatory documents as promulgated from time to time, these laws, regulations and other regulatory documents shall prevail.

                                                                   Exhibit 4.1
                                                                   -----------



                       Dated the 22nd day of April 2003


                                    Form of


                           Director Service Contract


                                    between



                    China Petroleum & Chemical Corporation



                                      and



                           the Following Directors:


                                 Chen Tonghai

                                  Wang Jiming

                                  Mou Shuling

                                 Zhang Jiaren

                                 Cao Xianghong

This Contract was made between the following two parties on 22nd April, 2003:

(1) China Petroleum & Chemical Corporation, a company established according to the laws of The People's Republic of China ("PRC") with its legal address located at A6 Huixindong Street, Chaoyang District, Beijing, China, PRC ("Party A"); and

(2)      [Name of Director], a [Chinese citizen] of [                  ],
         Postal Code [ ]      ("Party B").

         As Party B was elected as a director of Party A at the first Extraordinary General Meeting of year 2003 convened on 22nd April 2003, both parties have entered into the following agreement through friendly negotiations on the principle of equality and mutual benefits in order to confirm and regulate the relationship between Party A as the employer and Party B as the employee in respect of the service under employment.

                             Article 1 Engagement

1.1 Party A shall employ Party B as director of Party A's board of directors and senior officer in accordance with the terms of this Contract.

1.2 Party B agrees to be employed as director of Party A's board of directors and as senior officer in accordance with the terms of this Contract.

                           Article 2 Term of Office

2.1 The term of office of Party B employed as Party A's director and senior officer shall be three (3) consecutive years commencing from 22nd April 2003 (the "Effective Date") until the termination of this Contract upon the occurrence of the events referred to in Article 7.1 or upon the giving of notice by Party A under Article 7.2 hereof.

                               Article 3 Duties

3.1 Party B undertakes to Party A that he shall perform his duties as a director and senior officer in accordance with the Company Law of the PRC, Special Regulations of the State Council regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Companies Limited by Shares and other relevant laws, regulations, rules and standards of the PRC, Party A's articles of association, Party A's Rules of Procedures for Shareholders' General Meetings, Party A's Rules of Procedures for Board of Directors' Meetings, this Contract, regulations and internal rules relating to the directors and senior officers formulated by Party A, resolutions of Party A's board of directors and shareholders' general meetings, and agrees that Party A shall be entitled to the remedial measures stipulated in the articles of association. Party B undertakes to each shareholder of Party A that he shall observe and perform its obligations owed to the shareholders as stipulated in the articles of association of Party A.

3.2 Party B undertakes to Party A and warrants to observe and comply with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (including the Model Code for Securities Transactions by Directors of Listed Companies), Code on Takeovers and Mergers and Share Repurchases promulgated by the Hong Kong Securities and Futures Commission and the relevant restraints and obligations contained in the Securities (Disclosure of Interests) Ordinance (Chapter 36 of the Laws of Hong Kong) and Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and other laws or regulations and the relevant rules of the Shanghai Stock Exchange, London Stock Exchange and the New York Stock Exchange.

3.3 Party B confirms that he owes a fiduciary and diligence obligation to Party A and that he shall not engage in any activities in competition with Party A's business or carry out any activities detrimental to the interests of Party A.

                      Article 4 Remuneration and Expenses

4.1 From the Effective Date, the remuneration to be received by Party B for the performance of his services under this Contract as director and senior officer of Party A shall be determined by the terms of the Performance Evaluation and Remuneration Incentive Scheme for the Senior Management Officers of China Petroleum & Chemical Corporation and Share Appreciation Scheme for the Senior Management Officers of China Petroleum & Chemical Corporation approved at the 4th Extraordinary General Meeting convened by Party A on 7 September 2000.

4.2 During the term of this Contract, Party A shall reimburse Party B, to the extent such reimbursement is permitted by the relevant laws and policies of the PRC, all reasonable and necessary expenses (including travelling and entertainment expenses, etc.) incurred by Party B in the provision of services to Party A hereunder or execution of work in relation to Party A's operation upon presentation by Party B of the relevant receipts and/or valid documentary evidence. Party A may also provide Party B beforehand with sums for Party B to pay various necessary expenses mentioned above, but Party B shall produce to Party A valid supporting evidence of the expenses as soon as possible, or regularly as required by Party A, after making use of such sums so as to offset the sums.

4.3 During the term of this Contract, Party B may participate in the Liability Insurance Scheme for Directors and Senior Officers arranged by Party A and the relevant insurance premiums shall be paid by Party A. Party A shall have the right to cancel or alter the relevant liability insurance scheme (including the insurance coverage and amount of compensation) or change the relevant insurance company.

                           Article 5 Non-Competition

5.1 Unless the relevant competition is made known to the public and (if required) approved by the relevant regulatory authorities, Party B warrants that during the term of his employment as Party A's director and senior officer and within six months after the termination of such employment with Party A, Party B shall not in any way engage in any business in competition with Party A, or seek any position from any company or individual who competes in business with Party A or subsidiaries and branch companies of Party A ("Party A's Group"), or accept any capacity or position offered by any company or individual who competes in business with any member of Party A's Group.

                      Article 6 Confidentiality Liability

6.1 Party B is aware that he will gain access to secret information possessed by members of Party A's Group and/or kept in custody by members of Party A's Group (hereinafter referred to as "Confidential Information") in the performance of his duties hereunder, including but not limited to, documents, materials, data, information, plans and insider information. Party B confirms that such Confidential Information is solely owned by members of Party A's Group and/or is kept in custody by members of Party A's Group.

6.2 Whether during the term of this Contract or within any time after the termination of Party B's employment as Party A's director, Party B warrants that (except such Confidential Information may be disclosed to the public not in violation of the confidentiality undertaking under this Contract):

         (a) Party B shall not divulge or disclose the Confidential Information to any third party in any way, with the exception of any Confidential Information which Party B must disclose to the relevant employees of members of Party A's Group and the professional personnel employed by members of Party A's Group for the performance of his obligations hereunder and any Confidential Information the disclosure of which is authorised by the board of directors or is ordered by a court of competent jurisdiction;

         (b) Party B shall not make use of the Confidential Information in any way for his own benefit or for the benefit of his friends and relatives or any third party without Party A's permission; or

         (c) Party B shall take all necessary measures to prevent the Confidential Information from spreading or disclosure to any third party without Party A's permission.

6.3 Upon the expiry of this Contract or earlier termination of Party B's employment, Party B shall immediately, completely and effectively return to Party A all the information relating to the business of members of Party A's Group (including, but not limited to, Party A's documents, personal notes, records, reports, handbooks, drawings, forms, computer diskettes and tapes) within Party B's possession or under his control whether or not the same was originally supplied to Party B by Party A.

6.4 Party B agrees that various intellectual rights formulated, developed, created and made by him during the term of his services hereunder shall exclusively belong to Party A, with the exception of various intellectual rights which are not formulated, developed, created and made by him during his working hours with the use of any assets or resources belonging to Party A.

                      Article 7 Termination of Employment

7.1 When any one of the following events occurs to Party B, the employment between Party A and Party B herein shall be immediately and automatically terminated: (unless otherwise decided by the board of directors)

         (a)      death of Party B;

         (b) Party B is prohibited by any laws, regulations, rules, practice directions or practice rules from taking up the post of director or senior officer or Party B loses the qualifications to act as director or senior officer;

         (c) if due to health reasons, Party B is unable to fully perform his duties hereunder for twelve months;

         (d) Party B commits any serious breach and/or repeated and/or continual breach of any of Party B's obligations hereunder;

         (e) Party B is guilty of any serious misconduct or serious neglect in the discharge of Party B's duties hereunder;

         (f) Party B's actions or omissions bring the name or reputation of Party A or any member of Party A's Group into serious disrepute or prejudices the business interests of Party A or other members of Party A's Group;

         (g) Party B is or has become of unsound mind or shall be or become a patient for the purpose of any laws relating to mental health;

         (h) Party B is sued for criminal liability or convicted of any criminal offence other than an offence which in the reasonable opinion of the board of directors of Party A does not affect Party B's position as a director and senior officer of Party A (bearing in mind the nature of the duties in which Party B is engaged and the capacities in which Party B is engaged);

         (i) Party B is removed from the office of director of Party A or fails to be re-elected as a director of Party A;

         (j) Party B leaves the service according to the articles of association of Party A; or

         (k) Party B fails to attend the board of directors' meeting of Party A in person consecutively for two times, neither does he authorise another director to attend such meeting on his behalf.

7.2 In addition to the aforesaid provisions of Article 7.1, Party A may also discharge the employment relationship between Party A and Party B by giving notice in writing to Party B when any one of the following events occurs:

         (a) Party B is unable to substantially perform his duties hereunder due to health reasons, within any twelve-month period for a cumulative total of two hundred and sixty-five working days. Then, Party A may at any time discharge Party B from the post of director by giving Party B a fourteen-day written notice of discharge.

         (b) Party B is in breach of his obligations as a director or senior officer or the provisions of this Contract and does not repent after warning has been given by Party A.

         (c) Damage or loss has been caused to Party A due to Party B's wilful or material default in the performance of his duties hereunder.

         Any delay by Party A in exercising such right of termination shall not constitute a waiver thereof.

7.3 If the employment relationship between both parties herein is terminated due to the occurrence of any of the events referred to in Article 7.1 or 7.2 above, such termination shall not affect Party A's rights herein against Party B and the provisions of Articles 5 and 6 hereof shall still be applicable.

7.4 In the event of the termination of the employment of Party B for whatever reason and whether by prior notice or in any other manner whatsoever, Party B agrees that he will not at any time after such termination represent himself as still having any connection with Party A.

7.5 Party B shall not, during the continuance of his employment or within a period of one year after the termination thereof, either on his own behalf or on behalf of any other person, entice away from any member of Party A's Group any employee, worker, manager or director of any member of Party A's Group, whether or not such person would commit any breach of his contract of employment with any member of Party A's Group by reason of his leaving service.

                    Article 8 Effectiveness of the Contract

This Contract shall become effective after approval at the shareholders' general meeting of Party A and signing by both parties.

                         Article 9 Additional Clauses

9.1 This Contract is an agreement relating to the provision of services by Party B personally. Therefore Party B's rights, interests, obligations, duties, etc. hereunder shall not be transferred, assigned or delegated to any third party (except the appointment in writing by Party B of any other director of Party A as proxy to attend a board meeting of Party A).

9.2 Without the written consent of both parties, neither party hereto shall make any addition to, deletion from or amendment to any provisions hereof.

9.3 The heading of each Article hereof is inserted for the purpose of convenience only and shall not prejudice the meaning or construction of the provisions hereof.

9.4 The word "laws" referred to herein include such legal documents as laws, regulations, rules, provisions, standard opinions, decisions, etc. formulated by the legislative and administrative authorities of the PRC and any amendments or alterations by such authorities to the legal documents promulgated or formulated by them.

9.5 The enactment, validity, construction and performance of this Contract and the settlement of disputes shall be protected and governed by the law of the PRC.

9.6 Any disputes arising from or in connection with this Contract shall be settled by both parties through friendly consultation. Either Party hereto may, if any dispute cannot be settled by both parties through consultation, submit the dispute for arbitration.

9.7 Both parties agree to the following terms:

         (a) Any dispute or claim relating to the affairs of Party A and incurring as a result of this Contract, the articles of association of Party A, the Company Law and other rights and obligations stipulated by the relevant laws and administrative regulations between (i) Party A and its directors; and (ii) holders of overseas listed foreign shares and Party A's directors shall be submitted to arbitration by the relevant party.

                  When the above dispute or claim is submitted to arbitration, all the claims or disputes shall be taken as a whole. Where any person having a cause of action due to the same reason or any person is required to participate in the settlement of such dispute or claim, if his capacity is Party A or a shareholder, director, supervisor, manager or other senior officer of Party A, he shall comply with the arbitration.

                  Disputes in relation to the classification of shareholders or register of shareholders shall not be settled by way of arbitration.

         (b) Any party applying for arbitration may elect arbitration by the China International Economic and Trade Arbitration Commission or by the Hong Kong International Arbitration Centre according to their respective rules. After the party applying for arbitration has submitted the dispute or claim for arbitration, the other party must conduct arbitration at the arbitral organ elected by the applicant.

                  If the party applying for arbitration elects the arbitration to be conducted at the Hong Kong International Arbitration Centre, any party may request such arbitration to be conducted in Shenzhen according to the provisions of the securities arbitral rules of Hong Kong International Arbitration Centre.

         (c) Settlement of disputes or claims referred to in (a) above by way of arbitration shall be governed by PRC law, except otherwise stipulated by laws and administrative regulations.

         (d) The award of the arbitral organ shall be final and binding on both parties.

         (e) Such arbitration agreement is concluded between Party A and Party B. Party A represents both itself and each shareholder.

         (f) Any submitted arbitration shall be deemed to be an authorisation to the arbitral court to conduct a public hearing and announce its award.

9.8 If any of the provisions hereof are judged or ruled by the judicial authorities of the PRC to be invalid or unenforceable, the judgment or ruling shall not prejudice the effectiveness of the other provisions hereof.

9.9 If either party hereto is in breach of its obligations hereunder, the other party shall be entitled to take remedial measures such as fixing a time limit for effecting remedy, performance of the contract, removal of obstructions, compensation for losses or other legal remedial measures. To the extent that the same is not against any legal proceedings, either party's non-exercise or partial exercise of its rights hereunder or non-adoption or partial adoption of legal remedies shall not operate as such party's waiver of the exercise of all its rights or the rights which have not been exercised or such party's waiver of the taking of all the legal remedies or the legal remedies which have not been taken.

         If Party B is in breach of its obligations under this Contract, Party A shall have the right to take remedial measures according to the articles of association of Party A.

9.10 The written notices stated herein may be delivered by hand, served by special delivery or sent by mail. If Party B changes his address, he shall inform Party A within seven days after he obtains the new address. If Party B changes his address, he shall conduct the same by fax within seven days after he obtains the new address.

9.11 This Contract is executed in English and Chinese. If there is any discrepancy between the two versions, the Chinese version shall prevail.

9.12 This Contract shall have two copies. Party A and Party B shall each hold one copy which shall have the same effect.


         In view of the above, Party A and Party B have signed this Contract in Beijing.



Party A:

For and on behalf of
China Petroleum & Chemical Corporation


----------------------------------
Name:
Title:



Party B:


---------------------------------

                       Dated the 22nd day of April 2003


                                    Form of


              Independent Non-executive Director Service Contract


                                    between



                    China Petroleum & Chemical Corporation



                                      and



                           the Following Directors:

                                 Chen Qingtai

                                Ho T.K. Charles

                                  Shi Wanpeng

                                 Zhang Youcai

This Contract was made between the following two parties on 22nd April, 2003:

(1) China Petroleum & Chemical Corporation, a company established according to the laws of The People's Republic of China ("PRC") with its legal address located at A6 Huixindong Street, Chaoyang District, Beijing, China, PRC ("Party A"); and

(2)      [Name of Director], a [Chinese citizen] of [                ],
         Postal Code [ ]      ("Party B").

         As Party B was elected as an independent non-executive director of Party A at the first Extraordinary General Meeting of year 2003 convened on 22nd April 2003, both parties have entered into the following agreement through friendly negotiations on the principle of equality and mutual benefits in order to confirm and regulate the relationship between Party A as the appointor and Party B as the appointee in respect of the service.

                             Article 1 Appointment

1.1 Party A shall appoint Party B as independent non-executive director of Party A's board of directors in accordance with the terms of this Contract.

1.2 Party B agrees to be appointed as independent non-executive director of Party A's board of directors in accordance with the terms of this Contract.

                           Article 2 Term of Office

2.1 The term of office of Party B appointed as Party A's independent non-executive director shall be three (3) consecutive years commencing from 22nd April 2003 (the "Effective Date") until the termination of this Contract upon the occurrence of the events referred to in Article 7.1 or upon the giving of notice by Party A under Article 7.2 hereof.

                               Article 3 Duties

3.1 Party B undertakes to Party A that he shall perform his duties as a director in accordance with the Company Law of the PRC, Special Regulations of the State Council regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Companies Limited by Shares and other relevant laws, regulations, rules and standards of the PRC, Party A's articles of association, Party A's Rules of Procedures for Shareholders' General Meetings, Party A's Rules of Procedures for Board of Directors' Meetings, Guidance Opinions in relation to the Establishment of the System of Independent Directors by a Listed Company, this Contract, regulations and internal rules relating to the directors formulated by Party A, resolutions of Party A's board of directors and shareholders' general meetings, and agrees that Party A shall be entitled to the remedial measures stipulated in the articles of association. Party B undertakes to each shareholder of Party A that he shall observe and perform its obligations owed to the shareholders as stipulated in the articles of association of Party A.

3.2 Party B undertakes to Party A and warrants to observe and comply with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (including the Model Code for Securities Transactions by Directors of Listed Companies), Code on Takeovers and Mergers and Share Repurchases promulgated by the Hong Kong Securities and Futures Commission and the relevant restraints and obligations contained in the Securities (Disclosure of Interests) Ordinance (Chapter 36 of the Laws of Hong Kong) and Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and other laws or regulations and the relevant rules of the Shanghai Stock Exchange, London Stock Exchange and the New York Stock Exchange.

3.3 Party B confirms that he owes a fiduciary and diligence obligation to Party A and that he shall not engage in any activities in competition with Party A's business or carry out any activities detrimental to the interests of Party A.

3.4 Party B undertakes to Party A that during the term of this Contract, (a) Party B shall notify Party A in writing as soon as possible of any new post of and new appointment as director and any new director's benefits; (b) Party B shall not acquire or hold any shares of Party A (except to the extent not exceeding the limit imposed by the relevant laws, regulations and listing rules).

                      Article 4 Remuneration and Expenses

4.1 From the Effective Date, the remuneration to be received by Party B for the performance of his services under this Contract as independent non-executive director of Party A shall be divided into fixed remuneration and floating remuneration and shall be paid by Party A.

         During the term of this contract, the annual fixed remuneration to be received by Party B shall be RMB18,000 (after tax); the floating remuneration to be received by Party B shall be RMB3,000 (after tax) for each time when Party B attends the board of directors' meeting of Party A in person.

4.2 During the term of this Contract, Party A shall reimburse Party B, to the extent such reimbursement is permitted by the relevant laws and policies of the PRC, all reasonable and necessary expenses (including travelling and entertainment expenses, etc.) incurred by Party B in the provision of services to Party A hereunder or execution of work in relation to Party A's operation upon presentation by Party B of the relevant receipts and/or valid documentary evidence. Party A may also provide Party B beforehand with sums for Party B to pay various necessary expenses mentioned above, but Party B shall produce to Party A valid supporting evidence of the expenses as soon as possible, or regularly as required by Party A, after making use of such sums so as to offset the sums.

4.3 During the term of this Contract, Party B may participate in the Liability Insurance Scheme for Directors and Senior Officers arranged by Party A and the relevant insurance premiums shall be paid by Party A. Party A shall have the right to cancel or alter the relevant liability insurance scheme (including the insurance coverage and amount of compensation) or change the relevant insurance company.

                           Article 5 Non-Competition

5.1 Unless the relevant competition is made known to the public and (if required) approved by the relevant regulatory authorities, Party B warrants that during the term of his appointment as Party A's independent non-executive director and within six months after the termination of such appointment with Party A, Party B shall not in any way engage in any business in competition with Party A, or seek any position from any company or individual who competes in business with Party A or subsidiaries and branch companies of Party A ("Party A's Group"), or accept any capacity or position offered by any company or individual who competes in business with any member of Party A's Group.

                      Article 6 Confidentiality Liability

6.1 Party B is aware that he will gain access to secret information possessed by members of Party A's Group and/or kept in custody by members of Party A's Group (hereinafter referred to as "Confidential Information") in the performance of his duties hereunder, including but not limited to, documents, materials, data, information, plans and insider information. Party B confirms that such Confidential Information is solely owned by members of Party A's Group and/or is kept in custody by members of Party A's Group.

6.2 Whether during the term of this Contract or within any time after the termination of Party B's appointment as Party A's director, Party B warrants that (except such Confidential Information may be disclosed to the public not in violation of the confidentiality undertaking under this Contract):

         (a) Party B shall not divulge or disclose the Confidential Information to any third party in any way, with the exception of any Confidential Information which Party B must disclose to the relevant employees of members of Party A's Group and the professional personnel employed by members of Party A's Group for the performance of his obligations hereunder and any Confidential Information the disclosure of which is authorised by the board of directors or is ordered by a court of competent jurisdiction;

         (b) Party B shall not make use of the Confidential Information in any way for his own benefit or for the benefit of his friends and relatives or any third party without Party A's permission; or

         (c) Party B shall take all necessary measures to prevent the Confidential Information from spreading or disclosure to any third party without Party A's permission.

6.3 Upon the expiry of this Contract or earlier termination of Party B's appointment, Party B shall immediately, completely and effectively return to Party A all the information relating to the business of members of Party A's Group (including, but not limited to, Party A's documents, personal notes, records, reports, handbooks, drawings, forms, computer diskettes and tapes) within Party B's possession or under his control whether or not the same was originally supplied to Party B by Party A.

6.4 Party B agrees that various intellectual rights formulated, developed, created and made by him during the term of his services hereunder shall exclusively belong to Party A, with the exception of various intellectual rights which are not formulated, developed, created and made by him during his working hours with the use of any assets or resources belonging to Party A.

                     Article 7 Termination of Appointment

7.1 When any one of the following events occurs to Party B, the appointment relationship between Party A and Party B herein shall be immediately and automatically terminated: (unless otherwise decided by the board of directors)

         (a)      death of Party B;

         (b) Party B is prohibited by any laws, regulations, rules, practice directions or practice rules from taking up the post of independent non-executive director or Party B loses the qualifications to act as independent non-executive director;

         (c) if due to health reasons, Party B is unable to fully perform his duties hereunder for twelve months;

         (d) Party B commits any serious breach and/or repeated and/or continual breach of any of Party B's obligations hereunder;

         (e) Party B is guilty of any serious misconduct or serious neglect in the discharge of Party B's duties hereunder;

         (f) Party B's actions or omissions bring the name or reputation of Party A or any member of Party A's Group into serious disrepute or prejudices the business interests of Party A or other members of Party A's Group;

         (g) Party B is or has become of unsound mind or shall be or become a patient for the purpose of any laws relating to mental health;

         (h) Party B is sued for criminal liability or convicted of any criminal offence other than an offence which in the reasonable opinion of the board of directors of Party A does not affect Party B's position as an independent non-executive director of Party A (bearing in mind the nature of the duties in which Party B is appointed and the capacities in which Party B is appointed);

         (i) Party B is removed from the office of independent non-executive director of Party A or fails to be re-elected as an independent non-executive director of Party A;

         (j) Party B leaves the service according to the articles of association of Party A; or

         (k) Party B fails to attend the board of directors' meeting of Party A in person consecutively for three times.

7.2 In addition to the aforesaid provisions of Article 7.1, Party A may also discharge the appointment relationship between Party A and Party B by giving notice in writing to Party B when any one of the following events occurs:

         (a) Party B is unable to substantially perform his duties hereunder due to health reasons, within any twelve-month period for a cumulative total of two hundred and sixty-five working days. Then, Party A may at any time discharge Party B from the post of independent non-executive director by giving Party B a fourteen-day written notice of discharge.

         (b) Party B is in breach of his obligations as an independent non-executive director or the provisions of this Contract and does not repent after warning has been given by Party A.

         (c) Damage or loss has been caused to Party A due to Party B's wilful or material default in the performance of his duties hereunder.

         Any delay by Party A in exercising such right of termination shall not constitute a waiver thereof.

7.3 If the appointment relationship between both parties herein is terminated due to the occurrence of any of the events referred to in Article 7.1 or 7.2 above, such termination shall not affect Party A's rights herein against Party B and the provisions of Articles 5 and 6 hereof shall still be applicable.

7.4 In the event of the termination of the appointment of Party B for whatever reason and whether by prior notice or in any other manner whatsoever, Party B agrees that he will not at any time after such termination represent himself as still having any connection with Party A.

7.5 Party B shall not, during the continuance of his appointment or within a period of one year after the termination thereof, either on his own behalf or on behalf of any other person, entice away from any member of Party A's Group any employee, worker, manager or director of any member of Party A's Group, whether or not such person would commit any breach of his contract of appointment with any member of Party A's Group by reason of his leaving service.

                    Article 8 Effectiveness of the Contract

This Contract shall become effective after approval at the shareholders' general meeting of Party A and signing by both parties.

                         Article 9 Additional Clauses

9.1 This Contract is an agreement relating to the provision of services by Party B personally. Therefore Party B's rights, interests, obligations, duties, etc. hereunder shall not be transferred, assigned or delegated to any third party (except the appointment in writing by Party B of any other director of Party A as proxy to attend a board meeting of Party A).

9.2 Without the written consent of both parties, neither party hereto shall make any addition to, deletion from or amendment to any provisions hereof.

9.3 Any contents of this Contract shall not constitute any employment relationship between Party A and Party B.

9.4 The heading of each Article hereof is inserted for the purpose of convenience only and shall not prejudice the meaning or construction of the provisions hereof.

9.5 The word "laws" referred to herein include such legal documents as laws, regulations, rules, provisions, standard opinions, decisions, etc. formulated by the legislative and administrative authorities of the PRC and any amendments or alterations by such authorities to the legal documents promulgated or formulated by them.

9.6 The enactment, validity, construction and performance of this Contract and the settlement of disputes shall be protected and governed by the law of the PRC.

9.7 Any disputes arising from or in connection with this Contract shall be settled by both parties through friendly consultation. Either Party hereto may, if any dispute cannot be settled by both parties through consultation, submit the dispute for arbitration.

9.8   Both parties agree to the following terms:

         (a) Any dispute or claim relating to the affairs of Party A and incurring as a result of this Contract, the articles of association of Party A, the Company Law and other rights and obligations stipulated by the relevant laws and administrative regulations between (i) Party A and its directors; and (ii) holders of overseas listed foreign shares and Party A's directors shall be submitted to arbitration by the relevant party.

                  When the above dispute or claim is submitted to arbitration, all the claims or disputes shall be taken as a whole. Where any person having a cause of action due to the same reason or any person is required to participate in the settlement of such dispute or claim, if his capacity is Party A or a shareholder, director, supervisor, manager or other senior officer of Party A, he shall comply with the arbitration.

                  Disputes in relation to the classification of shareholders or register of shareholders shall not be settled by way of arbitration.

         (b) Any party applying for arbitration may elect arbitration by the China International Economic and Trade Arbitration Commission or by the Hong Kong International Arbitration Centre according to their respective rules. After the party applying for arbitration has submitted the dispute or claim for arbitration, the other party must conduct arbitration at the arbitral organ elected by the applicant.

                  If the party applying for arbitration elects the arbitration to be conducted at the Hong Kong International Arbitration Centre, any party may request such arbitration to be conducted in Shenzhen according to the provisions of the securities arbitral rules of Hong Kong International Arbitration Centre.

         (c) Settlement of disputes or claims referred to in (a) above by way of arbitration shall be governed by PRC law, except otherwise stipulated by laws and administrative regulations.

         (d) The award of the arbitral organ shall be final and binding on both parties.

         (e) Such arbitration agreement is concluded between Party A and Party B. Party A represents both itself and each shareholder.

         (f) Any submitted arbitration shall be deemed to be an authorisation to the arbitral court to conduct a public hearing and announce its award.

9.9 If any of the provisions hereof are judged or ruled by the judicial authorities of the PRC to be invalid or unenforceable, the judgment or ruling shall not prejudice the effectiveness of the other provisions hereof.

9.10 If either party hereto is in breach of its obligations hereunder, the other party shall be entitled to take remedial measures such as fixing a time limit for effecting remedy, performance of the contract, removal of obstructions, compensation for losses or other legal remedial measures. To the extent that the same is not against any legal proceedings, either party's non-exercise or partial exercise of its rights hereunder or non-adoption or partial adoption of legal remedies shall not operate as such party's waiver of the exercise of all its rights or the rights which have not been exercised or such party's waiver of the taking of all the legal remedies or the legal remedies which have not been taken.

         If Party B is in breach of its obligations under this Contract, Party A shall have the right to take remedial measures according to the articles of association of Party A.

9.11 The written notices stated herein may be delivered by hand, served by special delivery or sent by mail. If Party B changes his address, he shall inform Party A within seven days after he obtains the new address. If Party B changes his address, he shall conduct the same by fax within seven days after he obtains the new address.

9.12 This Contract is executed in English and Chinese. If there is any discrepancy between the two versions, the Chinese version shall prevail.

9.13 This Contract shall have two copies. Party A and Party B shall each hold one copy which shall have the same effect.

         In view of the above, Party A and Party B have signed this Contract in Beijing.

Party A:

For and on behalf of
China Petroleum & Chemical Corporation


-------------------------------------
Name:
Title:

Party B:


------------------------------------

                       Dated the 22nd day of April 2003


                                    Form of


                      External Director Service Contract


                                    between



                    China Petroleum & Chemical Corporation



                                      and



                           the Following Directors:

                                   Fan Yifei

                                  Liu Genyuan

                                   Liu Kegu

This Contract was made between the following two parties on 22nd April, 2003:

(1) China Petroleum & Chemical Corporation, a company established according to the laws of The People's Republic of China ("PRC") with its legal address located at A6 Huixindong Street, Chaoyang District, Beijing, China, PRC ("Party A"); and

(2)      [Name of Director], a [Chinese citizen] of [                ],
         Postal Code [ ]      ("Party B").

         As Party B was elected as an external director of Party A at the first Extraordinary General Meeting of year 2003 convened on 22nd April 2003, both parties have entered into the following agreement through friendly negotiations on the principle of equality and mutual benefits in order to confirm and regulate the relationship between Party A as the appointor and Party B as the appointee in respect of the service under employment.

                             Article 1 Appointment

1.1 Party A shall appoint Party B as director of Party A's board of directors in accordance with the terms of this Contract.

1.2 Party B agrees to be appointed as director of Party A's board of directors in accordance with the terms of this Contract.

                           Article 2 Term of Office

2.1 The term of office of Party B appointed as Party A's director shall be three (3) consecutive years commencing from 22nd April 2003 (the "Effective Date") until the termination of this Contract upon the occurrence of the events referred to in Article 7.1 or upon the giving of notice by Party A under Article 7.2 hereof.

                               Article 3 Duties

3.1 Party B undertakes to Party A that he shall perform his duties as a director in accordance with the Company Law of the PRC, Special Regulations of the State Council regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Companies Limited by Shares and other relevant laws, regulations, rules and standards of the PRC, Party A's articles of association, Party A's Rules of Procedures for Shareholders' General Meetings, Party A's Rules of Procedures for Board of Directors' Meetings, this Contract, regulations and internal rules relating to the directors formulated by Party A, resolutions of Party A's board of directors and shareholders' general meetings, and agrees that Party A shall be entitled to the remedial measures stipulated in the articles of association. Party B undertakes to each shareholder of Party A that he shall observe and perform its obligations owed to the shareholders as stipulated in the articles of association of Party A.

3.2 Party B undertakes to Party A and warrants to observe and comply with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (including the Model Code for Securities Transactions by Directors of Listed Companies), Code on Takeovers and Mergers and Share Repurchases promulgated by the Hong Kong Securities and Futures Commission and the relevant restraints and obligations contained in the Securities (Disclosure of Interests) Ordinance (Chapter 36 of the Laws of Hong Kong) and Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and other laws or regulations and the relevant rules of the Shanghai Stock Exchange, London Stock Exchange and the New York Stock Exchange.

3.3 Party B confirms that he owes a fiduciary and diligence obligation to Party A and that he shall not engage in any activities in competition with Party A's business or carry out any activities detrimental to the interests of Party A.

                      Article 4 Remuneration and Expenses

4.1 From the Effective Date, the remuneration to be received by Party B for the performance of his services under this Contract as director of Party A shall beRMB3,000 (after tax) for each time when Party B attends a board of directors' meeting of Party A in person.

4.2 During the term of this Contract, Party A shall reimburse Party B, to the extent such reimbursement is permitted by the relevant laws and policies of the PRC, all reasonable and necessary expenses (including travelling and entertainment expenses, etc.) incurred by Party B in the provision of services to Party A hereunder or execution of work in relation to Party A's operation upon presentation by Party B of the relevant receipts and/or valid documentary evidence. Party A may also provide Party B beforehand with sums for Party B to pay various necessary expenses mentioned above, but Party B shall produce to Party A valid supporting evidence of the expenses as soon as possible, or regularly as required by Party A, after making use of such sums so as to offset the sums.

4.3 During the term of this Contract, Party B may participate in the Liability Insurance Scheme for Directors and Senior Officers arranged by Party A and the relevant insurance premiums shall be paid by Party A. Party A shall have the right to cancel or alter the relevant liability insurance scheme (including the insurance coverage and amount of compensation) or change the relevant insurance company.

                           Article 5 Non-Competition

5.1 Unless the relevant competition is made known to the public and (if required) approved by the relevant regulatory authorities, Party B warrants that during the term of his appointment as Party A's director and within six months after the termination of such appointment with Party A, Party B shall not in any way engage in any business in competition with Party A, or seek any position from any company or individual who competes in business with Party A or subsidiaries and branch companies of Party A ("Party A's Group"), or accept any capacity or position offered by any company or individual who competes in business with any member of Party A's Group.

                      Article 6 Confidentiality Liability

6.1 Party B is aware that he will gain access to secret information possessed by members of Party A's Group and/or kept in custody by members of Party A's Group (hereinafter referred to as "Confidential Information") in the performance of his duties hereunder, including but not limited to, documents, materials, data, information, plans and insider information. Party B confirms that such Confidential Information is solely owned by members of Party A's Group and/or is kept in custody by members of Party A's Group.

6.2 Whether during the term of this Contract or within any time after the termination of Party B's employment as Party A's director, Party B warrants that (except such Confidential Information may be disclosed to the public not in violation of the confidentiality undertaking under this Contract):

         (a) Party B shall not divulge or disclose the Confidential Information to any third party in any way, with the exception of any Confidential Information which Party B must disclose to the relevant employees of members of Party A's Group and the professional personnel employed by members of Party A's Group for the performance of his obligations hereunder and any Confidential Information the disclosure of which is authorised by the board of directors or is ordered by a court of competent jurisdiction;

         (b) Party B shall not make use of the Confidential Information in any way for his own benefit or for the benefit of his friends and relatives or any third party without Party A's permission; or

         (c) Party B shall take all necessary measures to prevent the Confidential Information from spreading or disclosure to any third party without Party A's permission.

6.3 Upon the expiry of this Contract or earlier termination of Party B's appointment, Party B shall immediately, completely and effectively return to Party A all the information relating to the business of members of Party A's Group (including, but not limited to, Party A's documents, personal notes, records, reports, handbooks, drawings, forms, computer diskettes and tapes) within Party B's possession or under his control whether or not the same was originally supplied to Party B by Party A.

6.4 Party B agrees that various intellectual rights formulated, developed, created and made by him during the term of his services hereunder shall exclusively belong to Party A, with the exception of various intellectual rights which are not formulated, developed, created and made by him during his working hours with the use of any assets or resources belonging to Party A.

                     Article 7 Termination of Appointment

7.1 When any one of the following events occurs to Party B, the employment between Party A and Party B herein shall be immediately and automatically terminated: (unless otherwise decided by the board of directors)

         (a)      death of Party B;

         (b) Party B is prohibited by any laws, regulations, rules, practice directions or practice rules from taking up the post of director or Party B loses the qualifications to act as director;

         (c) if due to health reasons, Party B is unable to fully perform his duties hereunder for twelve months;

         (d) Party B commits any serious breach and/or repeated and/or continual breach of any of Party B's obligations hereunder;

         (e) Party B is guilty of any serious misconduct or serious neglect in the discharge of Party B's duties hereunder;

         (f) Party B's actions or omissions bring the name or reputation of Party A or any member of Party A's Group into serious disrepute or prejudices the business interests of Party A or other members of Party A's Group;

         (g) Party B is or has become of unsound mind or shall be or become a patient for the purpose of any laws relating to mental health;

         (h) Party B is sued for criminal liability or convicted of any criminal offence other than an offence which in the reasonable opinion of the board of directors of Party A does not affect Party B's position as a director of Party A (bearing in mind the nature of the duties in which Party B is appointed and the capacities in which Party B is appointed);

         (i) Party B is removed from the office of director of Party A or fails to be re-elected as a director of Party A;

         (j) Party B leaves the service according to the articles of association of Party A; or

         (k) Party B fails to attend the board of directors' meeting of Party A in person consecutively for two times, neither does he authorise another director to attend such meeting to his behalf.

7.2 In addition to the aforesaid provisions of Article 7.1, Party A may also discharge the appointment relationship between Party A and Party B by giving notice in writing to Party B when any one of the following events occurs:

         (a) Party B is unable to substantially perform his duties hereunder due to health reasons, within any twelve-month period for a cumulative total of two hundred and sixty-five working days. Then, Party A may at any time discharge Party B from the post of director by giving Party B a fourteen-day written notice of discharge.

         (b) Party B is in breach of his obligations as a director or the provisions of this Contract and does not repent after warning has been given by Party A.

         (c) Damage or loss has been caused to Party A due to Party B's wilful or material default in the performance of his duties hereunder.

         Any delay by Party A in exercising such right of termination shall not constitute a waiver thereof.

7.3 If the appointment relationship between both parties herein is terminated due to the occurrence of any of the events referred to in Article 7.1 or 7.2 above, such termination shall not affect Party A's rights herein against Party B and the provisions of Articles 5 and 6 hereof shall still be applicable.

7.4 In the event of the termination of the appointment of Party B for whatever reason and whether by prior notice or in any other manner whatsoever, Party B agrees that he will not at any time after such termination represent himself as still having any connection with Party A.

7.5 Party B shall not, during the continuance of his appointment or within a period of one year after the termination thereof, either on his own behalf or on behalf of any other person, entice away from any member of Party A's Group any employee, worker, manager or director of any member of Party A's Group, whether or not such person would commit any breach of his contract of employment with any member of Party A's Group by reason of his leaving service.

                    Article 8 Effectiveness of the Contract

This Contract shall become effective after approval at the shareholders' general meeting of Party A and signing by both parties.

                         Article 9 Additional Clauses

9.1 This Contract is an agreement relating to the provision of services by Party B personally. Therefore Party B's rights, interests, obligations, duties, etc. hereunder shall not be transferred, assigned or delegated to any third party (except the appointment in writing by Party B of any other director of Party A as proxy to attend a board meeting of Party A).

9.2 Without the written consent of both parties, neither party hereto shall make any addition to, deletion from or amendment to any provisions hereof.

9.3 The heading of each Article hereof is inserted for the purpose of convenience only and shall not prejudice the meaning or construction of the provisions hereof.

9.4 The word "laws" referred to herein include such legal documents as laws, regulations, rules, provisions, standard opinions, decisions, etc. formulated by the legislative and administrative authorities of the PRC and any amendments or alterations by such authorities to the legal documents promulgated or formulated by them.

9.5 The enactment, validity, construction and performance of this Contract and the settlement of disputes shall be protected and governed by the law of the PRC.

9.6 Any disputes arising from or in connection with this Contract shall be settled by both parties through friendly consultation. Either Party hereto may, if any dispute cannot be settled by both parties through consultation, submit the dispute for arbitration.

9.7  Both parties agree to the following terms:

         (a) Any dispute or claim relating to the affairs of Party A and incurring as a result of this Contract, the articles of association of Party A, the Company Law and other rights and obligations stipulated by the relevant laws and administrative regulations between (i) Party A and its directors; and (ii) holders of overseas listed foreign shares and Party A's directors shall be submitted to arbitration by the relevant party.

                  When the above dispute or claim is submitted to arbitration, all the claims or disputes shall be taken as a whole. Where any person having a cause of action due to the same reason or any person is required to participate in the settlement of such dispute or claim, if his capacity is Party A or a shareholder, director, supervisor, manager or other senior officer of Party A, he shall comply with the arbitration.

                  Disputes in relation to the classification of shareholders or register of shareholders shall not be settled by way of arbitration.

         (b) Any party applying for arbitration may elect arbitration by the China International Economic and Trade Arbitration Commission or by the Hong Kong International Arbitration Centre according to their respective rules. After the party applying for arbitration has submitted the dispute or claim for arbitration, the other party must conduct arbitration at the arbitral organ elected by the applicant.

                  If the party applying for arbitration elects the arbitration to be conducted at the Hong Kong International Arbitration Centre, any party may request such arbitration to be conducted in Shenzhen according to the provisions of the securities arbitral rules of Hong Kong International Arbitration Centre.

         (c) Settlement of disputes or claims referred to in (a) above by way of arbitration shall be governed by PRC law, except otherwise stipulated by laws and administrative regulations.

         (d) The award of the arbitral organ shall be final and binding on both parties.

         (e) Such arbitration agreement is concluded between Party A and Party B. Party A represents both itself and each shareholder.

         (f) Any submitted arbitration shall be deemed to be an authorisation to the arbitral court to conduct a public hearing and announce its award.

9.8 If any of the provisions hereof are judged or ruled by the judicial authorities of the PRC to be invalid or unenforceable, the judgment or ruling shall not prejudice the effectiveness of the other provisions hereof.

9.9 If either party hereto is in breach of its obligations hereunder, the other party shall be entitled to take remedial measures such as fixing a time limit for effecting remedy, performance of the contract, removal of obstructions, compensation for losses or other legal remedial measures. To the extent that the same is not against any legal proceedings, either party's non-exercise or partial exercise of its rights hereunder or non-adoption or partial adoption of legal remedies shall not operate as such party's waiver of the exercise of all its rights or the rights which have not been exercised or such party's waiver of the taking of all the legal remedies or the legal remedies which have not been taken.

         If Party B is in breach of its obligations under this Contract, Party A shall have the right to take remedial measures according to the articles of association of Party A.

9.10 The written notices stated herein may be delivered by hand, served by special delivery or sent by mail. If Party B changes his address, he shall inform Party A within seven days after he obtains the new address. If Party B changes his address, he shall conduct the same by fax within seven days after he obtains the new address.

9.11 This Contract is executed in English and Chinese. If there is any discrepancy between the two versions, the Chinese version shall prevail.

9.12 This Contract shall have two copies. Party A and Party B shall each hold one copy which shall have the same effect.

         In view of the above, Party A and Party B have signed this Contract in Beijing.



Party A:

For and on behalf of
China Petroleum & Chemical Corporation


-------------------------------------
Name:
Title:


Party B:


-------------------------------------

                       Dated the 22nd day of April 2003


                                    Form of


               Employee Representative Director Service Contract


                                    between



                    China Petroleum & Chemical Corporation



                                      and



                                  Cao Yaofeng







This Contract was made between the following two parties on 22nd April, 2003:

(1) China Petroleum and Chemical Corporation, a company established according to the laws of The People's Republic of China
         ("PRC") with its legal address located at A6 Huixindong
         Street, Chaoyang District, Beijing, China, PRC ("Party A");
         and

(2)      [Name of Director], a [Chinese citizen] of [                ],
         Postal Code [ ]      ("Party B").

         As Party B was elected as a staff director of Party A at the first Extraordinary General Meeting of year 2003 convened on 22nd April 2003, both parties have entered into the following agreement through friendly negotiations on the principle of equality and mutual benefits in order to confirm and regulate the relationship between Party A as the employer and Party B as the employee in respect of the service under employment.

                             Article 1 Engagement

1.1 Party A shall employ Party B as director of Party A's board of directors in accordance with the terms of this Contract.

1.2 Party B agrees to be employed as director of Party A's board of directors in accordance with the terms of this Contract.

                           Article 2 Term of Office

2.1 The term of office of Party B employed as Party A's director shall be three (3) consecutive years commencing from 22nd April 2003 (the "Effective Date") until the termination of this Contract upon the occurrence of the events referred to in Article 7.1 or upon the giving of notice by Party A under Article 7.2 hereof.

                               Article 3 Duties

3.1 Party B undertakes to Party A that he shall perform his duties as a director in accordance with the Company Law of the PRC, Special Regulations of the State Council regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Companies Limited by Shares and other relevant laws, regulations, rules and standards of the PRC, Party A's articles of association, Party A's Rules of Procedures for Shareholders' General Meetings, Party A's Rules of Procedures for Board of Directors' Meetings, this Contract, regulations and internal rules relating to the directors formulated by Party A, resolutions of Party A's board of directors and shareholders' general meetings, and agrees that Party A shall be entitled to the remedial measures stipulated in the articles of association. Party B undertakes to each shareholder of Party A that he shall observe and perform its obligations owed to the shareholders as stipulated in the articles of association of Party A.

3.2 Party B undertakes to Party A and warrants to observe and comply with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (including the Model Code for Securities Transactions by Directors of Listed Companies), Code on Takeovers and Mergers and Share Repurchases promulgated by the Hong Kong Securities and Futures Commission and the relevant restraints and obligations contained in the Securities (Disclosure of Interests) Ordinance (Chapter 36 of the Laws of Hong Kong) and Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and other laws or regulations and the relevant rules of the Shanghai Stock Exchange, London Stock Exchange and the New York Stock Exchange.

3.3 Party B confirms that he owes a fiduciary and diligence obligation to Party A and that he shall not engage in any activities in competition with Party A's business or carry out any activities detrimental to the interests of Party A.

                      Article 4 Remuneration and Expenses

4.1 From the Effective Date, the remuneration to be received by Party B for the performance of his services under this Contract as director representing staff members of Party A shall be determined in accordance with the provisions in respect of the remuneration of the unit by which Party B is employed.

4.2 During the term of this Contract, Party A shall reimburse Party B, to the extent such reimbursement is permitted by the relevant laws and policies of the PRC, all reasonable and necessary expenses (including travelling and entertainment expenses, etc.) incurred by Party B in the provision of services to Party A hereunder or execution of work in relation to Party A's operation upon presentation by Party B of the relevant receipts and/or valid documentary evidence. Party A may also provide Party B beforehand with sums for Party B to pay various necessary expenses mentioned above, but Party B shall produce to Party A valid supporting evidence of the expenses as soon as possible, or regularly as required by Party A, after making use of such sums so as to offset the sums.

4.3 During the term of this Contract, Party B may participate in the Liability Insurance Scheme for Directors and Senior Officers arranged by Party A and the relevant insurance premiums shall be paid by Party A. Party A shall have the right to cancel or alter the relevant liability insurance scheme (including the insurance coverage and amount of compensation) or change the relevant insurance company.

                           Article 5 Non-Competition

5.1 Unless the relevant competition is made known to the public and (if required) approved by the relevant regulatory authorities, Party B warrants that during the term of his employment as Party A's director and within six months after the termination of such employment with Party A, Party B shall not in any way engage in any business in competition with Party A, or seek any position from any company or individual who competes in business with Party A or subsidiaries and branch companies of Party A ("Party A's Group"), or accept any capacity or position offered by any company or individual who competes in business with any member of Party A's Group.

                      Article 6 Confidentiality Liability

6.1 Party B is aware that he will gain access to secret information possessed by members of Party A's Group and/or kept in custody by members of Party A's Group (hereinafter referred to as "Confidential Information") in the performance of his duties hereunder, including but not limited to, documents, materials, data, information, plans and insider information. Party B confirms that such Confidential Information is solely owned by members of Party A's Group and/or is kept in custody by members of Party A's Group.

6.2 Whether during the term of this Contract or within any time after the termination of Party B's employment as Party A's director, Party B warrants that (except such Confidential Information may be disclosed to the public not in violation of the confidentiality undertaking under this Contract):

         (a) Party B shall not divulge or disclose the Confidential Information to any third party in any way, with the exception of any Confidential Information which Party B must disclose to the relevant employees of members of Party A's Group and the professional personnel employed by members of Party A's Group for the performance of his obligations hereunder and any Confidential Information the disclosure of which is authorised by the board of directors or is ordered by a court of competent jurisdiction;

         (b) Party B shall not make use of the Confidential Information in any way for his own benefit or for the benefit of his friends and relatives or any third party without Party A's permission; or

         (c) Party B shall take all necessary measures to prevent the Confidential Information from spreading or disclosure to any third party without Party A's permission.

6.3 Upon the expiry of this Contract or earlier termination of Party B's employment, Party B shall immediately, completely and effectively return to Party A all the information relating to the business of members of Party A's Group (including, but not limited to, Party A's documents, personal notes, records, reports, handbooks, drawings, forms, computer diskettes and tapes) within Party B's possession or under his control whether or not the same was originally supplied to Party B by Party A.

6.4 Party B agrees that various intellectual rights formulated, developed, created and made by him during the term of his services hereunder shall exclusively belong to Party A, with the exception of various intellectual rights which are not formulated, developed, created and made by him during his working hours with the use of any assets or resources belonging to Party A.

                      Article 7 Termination of Employment

7.1 When any one of the following events occurs to Party B, the employment between Party A and Party B herein shall be immediately and automatically terminated: (unless otherwise decided by the board of directors)

         (a)      death of Party B;

         (b) Party B is prohibited by any laws, regulations, rules, practice directions or practice rules from taking up the post of director or Party B loses the qualifications to act as director;

         (c) if due to health reasons, Party B is unable to fully perform his duties hereunder for twelve months;

         (d) Party B commits any serious breach and/or repeated and/or continual breach of any of Party B's obligations hereunder;

         (e) Party B is guilty of any serious misconduct or serious neglect in the discharge of Party B's duties hereunder;

         (f) Party B's actions or omissions Party B brings the name or reputation of Party A or any member of Party A's Group into serious disrepute or prejudices the business interests of Party A or other members of Party A's Group;

         (g) Party B is or has become of unsound mind or shall be or become a patient for the purpose of any laws relating to mental health;

         (h) Party B is sued for criminal liability or convicted of any criminal offence other than an offence which in the reasonable opinion of the board of directors of Party A does not affect Party B's position as a director of Party A (bearing in mind the nature of the duties in which Party B is engaged and the capacities in which Party B is engaged);

         (i) Party B is removed from the office of director of Party A or fails to be re-elected as a director of Party A;

         (j) Party B leaves the service according to the articles of association of Party A; or

         (k) Party B fails to attend the board of directors' meeting of Party A in person consecutively for two times, neither does he authorise another director to attend such meeting on his behalf.

7.2 In addition to the aforesaid provisions of Article 7.1, Party A may also discharge the employment relationship between Party A and Party B by giving notice in writing to Party B when any one of the following events occurs:

         (a) Party B is unable to substantially perform his duties hereunder due to health reasons, within any twelve-month period for a cumulative total of two hundred and sixty-five working days. Then, Party A may at any time discharge Party B from the post of director by giving Party B a fourteen-day written notice of discharge.

         (b) Party B is in breach of his obligations as a director or the provisions of this Contract and does not repent after warning has been given by Party A.

         (c) Damage or loss has been caused to Party A due to Party B's wilful or material default in the performance of his duties hereunder.

         Any delay by Party A in exercising such right of termination shall not constitute a waiver thereof.

7.3 If the employment relationship between both parties herein is terminated due to the occurrence of any of the events referred to in Article 7.1 or 7.2 above, such termination shall not affect Party A's rights herein against Party B and the provisions of Articles 5 and 6 hereof shall still be applicable.

7.4 In the event of the termination of the employment of Party B for whatever reason and whether by prior notice or in any other manner whatsoever, Party B agrees that he will not at any time after such termination represent himself as still having any connection with Party A.

7.5 Party B shall not, during the continuance of his employment or within a period of one year after the termination thereof, either on his own behalf or on behalf of any other person, entice away from any member of Party A's Group any employee, worker, manager or director of any member of Party A's Group, whether or not such person would commit any breach of his contract of employment with any member of Party A's Group by reason of his leaving service.

                    Article 8 Effectiveness of the Contract

This Contract shall become effective after approval at the shareholders' general meeting of Party A and signing by both parties.

                         Article 9 Additional Clauses

9.1 This Contract is an agreement relating to the provision of services by Party B personally. Therefore Party B's rights, interests, obligations, duties, etc. hereunder shall not be transferred, assigned or delegated to any third party (except the appointment in writing by Party B of any other director of Party A as proxy to attend a board meeting of Party A).

9.2 Without the written consent of both parties, neither party hereto shall make any addition to, deletion from or amendment to any provisions hereof.

9.3 The heading of each Article hereof is inserted for the purpose of convenience only and shall not prejudice the meaning or construction of the provisions hereof.

9.4 The word "laws" referred to herein include such legal documents as laws, regulations, rules, provisions, standard opinions, decisions, etc. formulated by the legislative and administrative authorities of the PRC and any amendments or alterations by such authorities to the legal documents promulgated or formulated by them.

9.5 The enactment, validity, construction and performance of this Contract and the settlement of disputes shall be protected and governed by the law of the PRC.

9.6 Any disputes arising from or in connection with this Contract shall be settled by both parties through friendly consultation. Either Party hereto may, if any dispute cannot be settled by both parties through consultation, submit the dispute for arbitration.

9.7   Both parties agree to the following terms:

         (a) Any dispute or claim relating to the affairs of Party A and incurring as a result of this Contract, the articles of association of Party A, the Company Law and other rights and obligations stipulated by the relevant laws and administrative regulations between (i) Party A and its directors; and (ii) holders of overseas listed foreign shares and Party A's directors shall be submitted to arbitration by the relevant party.

                  When the above dispute or claim is submitted to arbitration, all the claims or disputes shall be taken as a whole. Where any person having a cause of action due to the same reason or any person is required to participate in the settlement of such dispute or claim, if his capacity is Party A or a shareholder, director, supervisor, manager or other senior officer of Party A, he shall comply with the arbitration.

                  Disputes in relation to the classification of shareholders or register of shareholders shall not be settled by way of arbitration.

         (b) Any party applying for arbitration may elect arbitration by the China International Economic and Trade Arbitration Commission or by the Hong Kong International Arbitration Centre according to their respective rules. After the party applying for arbitration has submitted the dispute or claim for arbitration, the other party must conduct arbitration at the arbitral organ elected by the applicant.

                  If the party applying for arbitration elects the arbitration to be conducted at the Hong Kong International Arbitration Centre, any party may request such arbitration to be conducted in Shenzhen according to the provisions of the securities arbitral rules of Hong Kong International Arbitration Centre.

         (c) Settlement of disputes or claims referred to in (a) above by way of arbitration shall be governed by PRC law, except otherwise stipulated by laws and administrative regulations.

         (d) The award of the arbitral organ shall be final and binding on both parties.

         (e) Such arbitration agreement is concluded between Party A and Party B. Party A represents both itself and each shareholder.

         (f) Any submitted arbitration shall be deemed to be an authorisation to the arbitral court to conduct a public hearing and announce its award.

9.8 If any of the provisions hereof are judged or ruled by the judicial authorities of the PRC to be invalid or unenforceable, the judgment or ruling shall not prejudice the effectiveness of the other provisions hereof.

9.9 If either party hereto is in breach of its obligations hereunder, the other party shall be entitled to take remedial measures such as fixing a time limit for effecting remedy, performance of the contract, removal of obstructions, compensation for losses or other legal remedial measures. To the extent that the same is not against any legal proceedings, either party's non-exercise or partial exercise of its rights hereunder or non-adoption or partial adoption of legal remedies shall not operate as such party's waiver of the exercise of all its rights or the rights which have not been exercised or such party's waiver of the taking of all the legal remedies or the legal remedies which have not been taken.

         If Party B is in breach of its obligations under this Contract, Party A shall have the right to take remedial measures according to the articles of association of Party A.

9.10 The written notices stated herein may be delivered by hand, served by special delivery or sent by mail. If Party B changes his address, he shall inform Party A within seven days after he obtains the new address. If Party B changes his address, he shall conduct the same by fax within seven days after he obtains the new address.

9.11 This Contract is executed in English and Chinese. If there is any discrepancy between the two versions, the Chinese version shall prevail.

9.12 This Contract shall have two copies. Party A and Party B shall each hold one copy which shall have the same effect.



         In view of the above, Party A and Party B have signed this Contract in Beijing.



Party A:

For and on behalf of
China Petroleum & Chemical Corporation


----------------------------------------
Name:
Title:




Party B:


----------------------------------------

                                                                   Exhibit 4.2




                       Dated the 22nd day of April 2003


                                    Form of


                          Supervisor Service Contract


                                    between



                    China Petroleum & Chemical Corporation



                                      and



                          the Following Supervisors:

                                  Wang Zuoran

                                Wang Chongqing

                                  Wang Peijun

                                 Wang Xianwen

                                 Zhang Baojian

                                Kang Xianzhang

This Contract was made between the following two parties on 22nd April, 2003:

(1) China Petroleum & Chemical Corporation, a company established according to the laws of The People's Republic of China ("PRC") with its legal address located at A6 Huixindong Street, Chaoyang District, Beijing, China, PRC ("Party A"); and

(2)      [Name of Supervisor], a [Chinese citizen] of [                ],
         Postal Code [ ]      ("Party B").

         As Party B was elected as a supervisor of the supervisory committee of Party A at the first Extraordinary General Meeting of year 2003 convened on 22nd April 2003, both parties have entered into the following agreement through friendly negotiations on the principle of equality and mutual benefits in order to confirm and regulate the relationship between Party A as the employer and Party B as the employee in respect of the service under employment.

                             Article 1 Engagement

1.1 Party A shall employ Party B as supervisor of Party A's supervisory committee in accordance with the terms of this Contract.

1.2 Party B agrees to be employed as supervisor of Party A's supervisory committee in accordance with the terms of this Contract.

                           Article 2 Term of Office

2.1 The term of office of Party B employed as Party A's supervisor shall be three (3) consecutive years commencing from 22nd April 2003 (the "Effective Date") until the termination of this Contract upon the occurrence of the events referred to in Article 7.1 or upon the giving of notice by Party A under Article 7.2 hereof.

                               Article 3 Duties

3.1 Party B undertakes to Party A that he shall perform his duties as a supervisor in accordance with the Company Law of the PRC, Special Regulations of the State Council regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Companies Limited by Shares and other relevant laws, regulations, rules and standards of the PRC, Party A's articles of association, Party A's Rules of Procedures for Shareholders' General Meetings, Party A's Rules of Procedures for Supervisors' Meetings, this Contract, regulations and internal rules relating to the supervisors formulated by Party A, resolutions of Party A's board of directors and supervisory committee, and agrees that Party A shall be entitled to the remedial measures stipulated in the articles of association. Party B undertakes to each shareholder of Party A that he shall observe and perform its obligations owed to the shareholders as stipulated in the articles of association of Party A.

3.2 Party B undertakes to Party A and warrants to observe and comply with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (including the Model Code for Securities Transactions by Directors of Listed Companies), Code on Takeovers and Mergers and Share Repurchases promulgated by the Hong Kong Securities and Futures Commission and the relevant restraints and obligations contained in the Securities (Disclosure of Interests) Ordinance (Chapter 36 of the Laws of Hong Kong) and Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and other laws or regulations and the relevant rules of the Shanghai Stock Exchange, London Stock Exchange and the New York Stock Exchange.

3.3 Party B confirms that he owes a fiduciary and diligence obligation to Party A and that he shall not engage in any activities in competition with Party A's business or carry out any activities detrimental to the interests of Party A.

3.4 Party B undertakes to Party A that during his term of employment as a member of the supervisory committee of Party A, his main duties shall be supervising the chairman, directors, managers and senior officers of Party A in order to prevent them from abusing powers or infringing the interests of Party A, its shareholders and staff.

3.5 During the period when Party B acting as supervisor of Party A, Party B shall be directly accountable to the supervisory committee and shall, at the request of the supervisory committee, provide the relevant information during the period of exercise of power to the supervisory committee, and shall ultimately obey the reasonable and lawful instructions of the supervisory committee.

3.6 During the period when Party B acting as supervisor of Party A, Party B shall ultimately and fully report to the supervisory committee the conditions of his engagement in the affairs of Party A in a timely manner, and shall make the relevant explanations according to the request of the supervisory committee.

                      Article 4 Remuneration and Expenses

4.1 From the Effective Date, the remuneration to be received by Party B for the performance of his services under this Contract as supervisor of Party A shall be determined by the terms of the Performance Evaluation and Remuneration Incentive Scheme for the Senior Management Officers of China Petroleum & Chemical Corporation and Share Appreciation Scheme for the Senior Management Officers of China Petroleum & Chemical Corporation approved at the 4th Extraordinary General Meeting convened by Party A on 7 September 2000.

4.2 During the term of this Contract, Party A shall reimburse Party B, to the extent such reimbursement is permitted by the relevant laws and policies of the PRC, all reasonable and necessary expenses (including travelling and entertainment expenses, etc.) incurred by Party B in the provision of services to Party A hereunder or execution of work in relation to Party A's operation upon presentation by Party B of the relevant receipts and/or valid documentary evidence. Party A may also provide Party B beforehand with sums for Party B to pay various necessary expenses mentioned above, but Party B shall produce to Party A valid supporting evidence of the expenses as soon as possible, or regularly as required by Party A, after making use of such sums so as to offset the sums.

4.3 During the term of this Contract, Party B may participate in the Liability Insurance Scheme for Directors and Senior Officers arranged by Party A and the relevant insurance premiums shall be paid by Party A. Party A shall have the right to cancel or alter the relevant liability insurance scheme (including the insurance coverage and amount of compensation) or change the relevant insurance company.

                           Article 5 Non-Competition

5.1 Unless the relevant competition is made known to the public and (if required) approved by the relevant regulatory authorities, Party B warrants that during the term of his employment as Party A's supervisor and within six months after the termination of such employment with Party A, Party B shall not in any way engage in any business in competition with Party A, or seek any position from any company or individual who competes in business with Party A or subsidiaries and branch companies of Party A ("Party A's Group"), or accept any capacity or position offered by any company or individual who competes in business with any member of Party A's Group.

                      Article 6 Confidentiality Liability

6.1 Party B is aware that he will gain access to secret information possessed by members of Party A's Group and/or kept in custody by members of Party A's Group (hereinafter referred to as "Confidential Information") in the performance of his duties hereunder, including but not limited to, documents, materials, data, information, plans and insider information. Party B confirms that such Confidential Information is solely owned by members of Party A's Group and/or is kept in custody by members of Party A's Group.

6.2 Whether during the term of this Contract or within any time after the termination of Party B's employment as Party A's supervisor, Party B warrants that (except such Confidential Information may be disclosed to the public not in violation of the confidentiality undertaking under this Contract):

         (a) Party B shall not divulge or disclose the Confidential Information to any third party in any way, with the exception of any Confidential Information which Party B must disclose to the relevant employees of members of Party A's Group and the professional personnel employed by members of Party A's Group for the performance of his obligations hereunder and any Confidential Information the disclosure of which is authorised by the board of directors or is ordered by a court of competent jurisdiction;

         (b) Party B shall not make use of the Confidential Information in any way for his own benefit or for the benefit of his friends and relatives or any third party without Party A's permission; or

         (c) Party B shall take all necessary measures to prevent the Confidential Information from spreading or disclosure to any third party without Party A's permission.

6.3 Upon the expiry of this Contract or earlier termination of Party B's employment, Party B shall immediately, completely and effectively return to Party A all the information relating to the business of members of Party A's Group (including, but not limited to, Party A's documents, personal notes, records, reports, handbooks, drawings, forms, computer diskettes and tapes) within Party B's possession or under his control whether or not the same was originally supplied to Party B by Party A.

6.4 Party B agrees that various intellectual rights formulated, developed, created and made by him during the term of his services hereunder shall exclusively belong to Party A, with the exception of various intellectual rights which are not formulated, developed, created and made by him during his working hours with the use of any assets or resources belonging to Party A.

                      Article 7 Termination of Employment

7.1 When any one of the following events occurs to Party B, the employment between Party A and Party B herein shall be immediately and automatically terminated: (unless otherwise decided by the board of directors)

         (a)      death of Party B;

         (b) Party B is prohibited by any laws, regulations, rules, practice directions or practice rules from taking up the post of supervisor or Party B loses the qualifications to act as supervisor;

         (c) if due to health reasons, Party B is unable to fully perform his duties hereunder for twelve months;

         (d) Party B commits any serious breach and/or repeated and/or continual breach of any of Party B's obligations hereunder;

         (e) Party B is guilty of any serious misconduct or serious neglect in the discharge of Party B's duties hereunder;

         (f) Party B's actions or omissions bring the name or reputation of Party A or any member of Party A's Group into serious disrepute or prejudices the business interests of Party A or other members of Party A's Group;

         (g) Party B is or has become of unsound mind or shall be or become a patient for the purpose of any laws relating to mental health;

         (h) Party B is sued for criminal liability or convicted of any criminal offence other than an offence which in the reasonable opinion of the board of directors of Party A does not affect Party B's position as a supervisor of Party A (bearing in mind the nature of the duties in which Party B is engaged and the capacities in which Party B is engaged);

         (i) Party B is removed from the office of supervisor of Party A or fails to be re-elected as a supervisor of Party A;

         (j) Party B leaves the service according to the articles of association of Party A; or

         (k) Party B fails to attend the supervisors' meeting of Party A in person consecutively for two times.

7.2 In addition to the aforesaid provisions of Article 7.1, Party A may also discharge the employment relationship between Party A and Party B by giving notice in writing to Party B when any one of the following events occurs:

         (a) Party B is unable to substantially perform his duties hereunder due to health reasons, within any twelve-month period for a cumulative total of two hundred and sixty-five working days. Then, Party A may at any time discharge Party B from the post of supervisor by giving Party B a fourteen-day written notice of discharge.

         (b) Party B is in breach of his obligations as a supervisor or the provisions of this Contract and does not repent after warning has been given by Party A.
         (c) Damage or loss has been caused to Party A due to Party B's wilful or material default in the performance of his duties hereunder.

         Any delay by Party A in exercising such right of termination shall not constitute a waiver thereof.

7.3 If the employment relationship between both parties herein is terminated due to the occurrence of any of the events referred to in Article 7.1 or 7.2 above, such termination shall not affect Party A's rights herein against Party B and the provisions of Articles 5 and 6 hereof shall still be applicable.

7.4 In the event of the termination of the employment of Party B for whatever reason and whether by prior notice or in any other manner whatsoever, Party B agrees that he will not at any time after such termination represent himself as still having any connection with Party A.

7.5 Party B shall not, during the continuance of his employment or within a period of one year after the termination thereof, either on his own behalf or on behalf of any other person, entice away from any member of Party A's Group any employee, worker, manager or director of any member of Party A's Group, whether or not such person would commit any breach of his contract of employment with any member of Party A's Group by reason of his leaving service.

                    Article 8 Effectiveness of the Contract

This Contract shall become effective after approval at the shareholders' general meeting of Party A and signing by both parties.

                         Article 9 Additional Clauses

9.1 This Contract is an agreement relating to the provision of services by Party B personally. Therefore Party B's rights, interests, obligations, duties, etc. hereunder shall not be transferred, assigned or delegated to any third party (except the appointment in writing by Party B of any other supervisor of Party A as proxy to attend a supervisory committee meeting of Party A).

9.2 Without the written consent of both parties, neither party hereto shall make any addition to, deletion from or amendment to any provisions hereof.

9.3 The heading of each Article hereof is inserted for the purpose of convenience only and shall not prejudice the meaning or construction of the provisions hereof.

9.4 The word "laws" referred to herein include such legal documents as laws, regulations, rules, provisions, standard opinions, decisions, etc. formulated by the legislative and administrative authorities of the PRC and any amendments or alterations by such authorities to the legal documents promulgated or formulated by them.

9.5 The enactment, validity, construction and performance of this Contract and the settlement of disputes shall be protected and governed by the law of the PRC.

9.6 Any disputes arising from or in connection with this Contract shall be settled by both parties through friendly consultation. Either Party hereto may, if any dispute cannot be settled by both parties through consultation, submit the dispute for arbitration.

9.7 Both parties agree to the following terms:

         (a) Any dispute or claim relating to the affairs of Party A and incurring as a result of this Contract, the articles of association of Party A, the Company Law and other rights and obligations stipulated by the relevant laws and administrative regulations between (i) Party A and its supervisor; and (ii) holders of overseas listed foreign shares and Party A's supervisors shall be submitted to arbitration by the relevant party.

                  When the above dispute or claim is submitted to arbitration, all the claims or disputes shall be taken as a whole. Where any person having a cause of action due to the same reason or any person is required to participate in the settlement of such dispute or claim, if his capacity is Party A or a shareholder, director, supervisor, manager or other senior officer of Party A, he shall comply with the arbitration.

                  Disputes in relation to the classification of shareholders or register of shareholders shall not be settled by way of arbitration.

         (b) Any party applying for arbitration may elect arbitration by the China International Economic and Trade Arbitration Commission or by the Hong Kong International Arbitration Centre according to their respective rules. After the party applying for arbitration has submitted the dispute or claim for arbitration, the other party must conduct arbitration at the arbitral organ elected by the applicant.

                  If the party applying for arbitration elects the arbitration to be conducted at the Hong Kong International Arbitration Centre, any party may request such arbitration to be conducted in Shenzhen according to the provisions of the securities arbitral rules of Hong Kong International Arbitration Centre.

         (c) Settlement of disputes or claims referred to in (a) above by way of arbitration shall be governed by PRC law, except otherwise stipulated by laws and administrative regulations.

         (d) The award of the arbitral organ shall be final and binding on both parties.

         (e) Such arbitration agreement is concluded between Party A and Party B. Party A represents both itself and each shareholder.

         (f) Any submitted arbitration shall be deemed to be an authorisation to the arbitral court to conduct a public hearing and announce its award.

9.8 If any of the provisions hereof are judged or ruled by the judicial authorities of the PRC to be invalid or unenforceable, the judgment or ruling shall not prejudice the effectiveness of the other provisions hereof.

9.9 If either party hereto is in breach of its obligations hereunder, the other party shall be entitled to take remedial measures such as fixing a time limit for effecting remedy, performance of the contract, removal of obstructions, compensation for losses or other legal remedial measures. To the extent that the same is not against any legal proceedings, either party's non-exercise or partial exercise of its rights hereunder or non-adoption or partial adoption of legal remedies shall not operate as such party's waiver of the exercise of all its rights or the rights which have not been exercised or such party's waiver of the taking of all the legal remedies or the legal remedies which have not been taken.

         If Party B is in breach of its obligations under this Contract, Party A shall have the right to take remedial measures according to the articles of association of Party A.

9.10 The written notices stated herein may be delivered by hand, served by special delivery or sent by mail. If Party B changes his address, he shall inform Party A within seven days after he obtains the new address. If Party B changes his address, he shall conduct the same by fax within seven days after he obtains the new address.

9.11 This Contract is executed in English and Chinese. If there is any discrepancy between the two versions, the Chinese version shall prevail.

9.12 This Contract shall have two copies. Party A and Party B shall each hold one copy which shall have the same effect.



         In view of the above, Party A and Party B have signed this Contract in Beijing.


Party A:

For and on behalf of
China Petroleum & Chemical Corporation


------------------------------------
Name:
Title:




Party B:


------------------------------------

                       Dated the 22nd day of April 2003


                                    Form of


                    Independent Supervisor Service Contract


                                    between



                    China Petroleum & Chemical Corporation



                                      and



                          the Following Supervisors:

                                  Cui Jianmin

                                  Li Yonggui

This Contract was made between the following two parties on 22nd April, 2003:

(1) China Petroleum & Chemical Corporation, a company established according to the laws of The People's Republic of China
         ("PRC") with its legal address located at A6 Huixindong
         Street, Chaoyang District, Beijing, China, PRC ("Party A"); and

(2)      [Name of Supervisor], a [Chinese citizen] of [                ],
         Postal Code [ ]      ("Party B").

         As Party B was elected as an independent supervisor of the supervisory committee of Party A at the first Extraordinary General Meeting of year 2003 convened on 22nd April 2003, both parties have entered into the following agreement through friendly negotiations on the principle of equality and mutual benefits in order to confirm and regulate the relationship between Party A as the appointor and Party B as the appointee in respect of the service under employment.

                             Article 1 Appointment

1.1 Party A shall appoint Party B as independent supervisor of Party A's supervisory committee in accordance with the terms of this Contract.

1.2 Party B agrees to be appointed as independent supervisor of Party A's supervisory committee in accordance with the terms of this Contract.

                           Article 2 Term of Office

2.1 The term of office of Party B appointed as Party A's supervisor shall be three (3) consecutive years commencing from 22nd April 2003 (the "Effective Date") until the termination of this Contract upon the occurrence of the events referred to in Article 7.1 or upon the giving of notice by Party A under Article 7.2 hereof.

                               Article 3 Duties

3.1 Party B undertakes to Party A that he shall perform his duties as a supervisor in accordance with the Company Law of the PRC, Special Regulations of the State Council regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Companies Limited by Shares and other relevant laws, regulations, rules and standards of the PRC, Party A's articles of association, Party A's Rules of Procedures for Shareholders' General Meetings, Party A's Rules of Procedures for Supervisors' Meetings, this Contract, regulations and internal rules relating to the supervisors formulated by Party A, resolutions of Party A's board of directors and supervisory committee, and agrees that Party A shall be entitled to the remedial measures stipulated in the articles of association. Party B undertakes to each shareholder of Party A that he shall observe and perform its obligations owed to the shareholders as stipulated in the articles of association of Party A.

3.2 Party B undertakes to Party A and warrants to observe and comply with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (including the Model Code for Securities Transactions by Directors of Listed Companies), Code on Takeovers and Mergers and Share Repurchases promulgated by the Hong Kong Securities and Futures Commission and the relevant restraints and obligations contained in the Securities (Disclosure of Interests) Ordinance (Chapter 36 of the Laws of Hong Kong) and Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and other laws or regulations and the relevant rules of the Shanghai Stock Exchange, London Stock Exchange and the New York Stock Exchange.

3.3 Party B confirms that he owes a fiduciary and diligence obligation to Party A and that he shall not engage in any activities in competition with Party A's business or carry out any activities detrimental to the interests of Party A.

3.4 Party B undertakes to Party A that during his term of employment as a member of the supervisory committee of Party A, his main duties shall be supervising the chairman, directors, managers and senior officers of Party A in order to prevent them from abusing powers or infringing the interests of Party A, its shareholders and staff.

3.5 During the period when Party B acting as supervisor of Party A, Party B shall be directly accountable to the supervisory committee and shall, at the request of the supervisory committee, provide the relevant information during the period of exercise of power to the supervisory committee, and shall ultimately obey the reasonable and lawful instructions of the supervisory committee.

3.6 During the period when Party B acting as supervisor of Party A, Party B shall ultimately and fully report to the supervisory committee the conditions of his engagement in the affairs of Party A in a timely manner, and shall make the relevant explanations according to the request of the supervisory committee.

                      Article 4 Remuneration and Expenses

4.1 From the Effective Date, the remuneration to be received by Party B for the performance of his services under this Contract as independent supervisor of Party A shall be divided into fixed remuneration and floating remuneration and shall be paid by Party A.

During the term of this Contract, the annual fixed remuneration to be received by Party B shall be RMB18,000 (after tax); the floating remuneration to be received by Party B shall be RMB3,000 (after tax) for each time when Party B attends a supervisors' meeting of Party A in person.

4.2 During the term of this Contract, Party A shall reimburse Party B, to the extent such reimbursement is permitted by the relevant laws and policies of the PRC, all reasonable and necessary expenses (including travelling and entertainment expenses, etc.) incurred by Party B in the provision of services to Party A hereunder or execution of work in relation to Party A's operation upon presentation by Party B of the relevant receipts and/or valid documentary evidence. Party A may also provide Party B beforehand with sums for Party B to pay various necessary expenses mentioned above, but Party B shall produce to Party A valid supporting evidence of the expenses as soon as possible, or regularly as required by Party A, after making use of such sums so as to offset the sums.

4.3 During the term of this Contract, Party B may participate in the Liability Insurance Scheme for Directors and Senior Officers arranged by Party A and the relevant insurance premiums shall be paid by Party A. Party A shall have the right to cancel or alter the relevant liability insurance scheme (including the insurance coverage and amount of compensation) or change the relevant insurance company.

                           Article 5 Non-Competition

5.1 Unless the relevant competition is made known to the public and (if required) approved by the relevant regulatory authorities, Party B warrants that during the term of his appointment as Party A's supervisor and within six months after the termination of such appointment with Party A, Party B shall not in any way engage in any business in competition with Party A, or seek any position from any company or individual who competes in business with Party A or subsidiaries and branch companies of Party A ("Party A's Group"), or accept any capacity or position offered by any company or individual who competes in business with any member of Party A's Group.

                      Article 6 Confidentiality Liability

6.1 Party B is aware that he will gain access to secret information possessed by members of Party A's Group and/or kept in custody by members of Party A's Group (hereinafter referred to as "Confidential Information") in the performance of his duties hereunder, including but not limited to, documents, materials, data, information, plans and insider information. Party B confirms that such Confidential Information is solely owned by members of Party A's Group and/or is kept in custody by members of Party A's Group.

6.2 Whether during the term of this Contract or within any time after the termination of Party B's appointment as Party A's supervisor, Party B warrants that (except such Confidential Information may be disclosed to the public not in violation of the confidentiality undertaking under this Contract):

         (a) Party B shall not divulge or disclose the Confidential Information to any third party in any way, with the exception of any Confidential Information which Party B must disclose to the relevant employees of members of Party A's Group and the professional personnel employed by members of Party A's Group for the performance of his obligations hereunder and any Confidential Information the disclosure of which is authorised by the board of directors or is ordered by a court of competent jurisdiction;

         (b) Party B shall not make use of the Confidential Information in any way for his own benefit or for the benefit of his friends and relatives or any third party without Party A's permission; or

         (c) Party B shall take all necessary measures to prevent the Confidential Information from spreading or disclosure to any third party without Party A's permission.

6.3 Upon the expiry of this Contract or earlier termination of Party B's appointment, Party B shall immediately, completely and effectively return to Party A all the information relating to the business of members of Party A's Group (including, but not limited to, Party A's documents, personal notes, records, reports, handbooks, drawings, forms, computer diskettes and tapes) within Party B's possession or under his control whether or not the same was originally supplied to Party B by Party A.

6.4 Party B agrees that various intellectual rights formulated, developed, created and made by him during the term of his services hereunder shall exclusively belong to Party A, with the exception of various intellectual rights which are not formulated, developed, created and made by him during his working hours with the use of any assets or resources belonging to Party A.

                     Article 7 Termination of Appointment

7.1 When any one of the following events occurs to Party B, the appointment between Party A and Party B herein shall be immediately and automatically terminated: (unless otherwise decided by the board of directors)

         (a)      death of Party B;

         (b) Party B is prohibited by any laws, regulations, rules, practice directions or practice rules from taking up the post of supervisor or Party B loses the qualifications to act as supervisor;

         (c) if due to health reasons, Party B is unable to fully perform his duties hereunder for twelve months;

         (d) Party B commits any serious breach and/or repeated and/or continual breach of any of Party B's obligations hereunder;

         (e) Party B is guilty of any serious misconduct or serious neglect in the discharge of Party B's duties hereunder;

         (f) Party B's actions or omissions bring the name or reputation of Party A or any member of Party A's Group into serious disrepute or prejudices the business interests of Party A or other members of Party A's Group;

         (g) Party B is or has become of unsound mind or shall be or become a patient for the purpose of any laws relating to mental health;

         (h) Party B is sued for criminal liability or convicted of any criminal offence other than an offence which in the reasonable opinion of the board of directors of Party A does not affect Party B's position as a supervisor of Party A (bearing in mind the nature of the duties in which Party B is appointed and the capacities in which Party B is appointed);

         (i) Party B is removed from the office of supervisor of Party A or fails to be re-elected as a supervisor of Party A;

         (j) Party B leaves the service according to the articles of association of Party A; or

         (k) Party B fails to attend the supervisors' meeting of Party A in person consecutively for two times.

7.2 In addition to the aforesaid provisions of Article 7.1, Party A may also discharge the appointment relationship between Party A and Party B by giving notice in writing to Party B when any one of the following events occurs:

         (a) Party B is unable to substantially perform his duties hereunder due to health reasons, within any twelve-month period for a cumulative total of two hundred and sixty-five working days. Then, Party A may at any time discharge Party B from the post of supervisor by giving Party B a fourteen-day written notice of discharge.

         (b) Party B is in breach of his obligations as a supervisor or the provisions of this Contract and does not repent after warning has been given by Party A.

         (c) Damage or loss has been caused to Party A due to Party B's wilful or material default in the performance of his duties hereunder.

         Any delay by Party A in exercising such right of termination shall not constitute a waiver thereof.

7.3 If the employment appointment between both parties herein is terminated due to the occurrence of any of the events referred to in Article 7.1 or 7.2 above, such termination shall not affect Party A's rights herein against Party B and the provisions of Articles 5 and 6 hereof shall still be applicable.

7.4 In the event of the termination of the appointment of Party B for whatever reason and whether by prior notice or in any other manner whatsoever, Party B agrees that he will not at any time after such termination represent himself as still having any connection with Party A.

7.5 Party B shall not, during the continuance of his appointment or within a period of one year after the termination thereof, either on his own behalf or on behalf of any other person, entice away from any member of Party A's Group any employee, worker, manager or director of any member of Party A's Group, whether or not such person would commit any breach of his contract of employment with any member of Party A's Group by reason of his leaving service.

                    Article 8 Effectiveness of the Contract

This Contract shall become effective after approval at the shareholders' general meeting of Party A and signing by both parties.

                         Article 9 Additional Clauses

9.1 This Contract is an agreement relating to the provision of services by Party B personally. Therefore Party B's rights, interests, obligations, duties, etc. hereunder shall not be transferred, assigned or delegated to any third party (except the appointment in writing by Party B of any other supervisor of Party A as proxy to attend a supervisory committee meeting of Party A).

9.2 Without the written consent of both parties, neither party hereto shall make any addition to, deletion from or amendment to any provisions hereof.

9.3 The heading of each Article hereof is inserted for the purpose of convenience only and shall not prejudice the meaning or construction of the provisions hereof.

9.4 The word "laws" referred to herein include such legal documents as laws, regulations, rules, provisions, standard opinions, decisions, etc. formulated by the legislative and administrative authorities of the PRC and any amendments or alterations by such authorities to the legal documents promulgated or formulated by them.

9.5 The enactment, validity, construction and performance of this Contract and the settlement of disputes shall be protected and governed by the law of the PRC.

9.6 Any disputes arising from or in connection with this Contract shall be settled by both parties through friendly consultation. Either Party hereto may, if any dispute cannot be settled by both parties through consultation, submit the dispute for arbitration.

9.7 Both parties agree to the following terms:

         (a) Any dispute or claim relating to the affairs of Party A and incurring as a result of this Contract, the articles of association of Party A, the Company Law and other rights and obligations stipulated by the relevant laws and administrative regulations between (i) Party A and its supervisor; and (ii) holders of overseas listed foreign shares and Party A's supervisors shall be submitted to arbitration by the relevant party.

                  When the above dispute or claim is submitted to arbitration, all the claims or disputes shall be taken as a whole. Where any person having a cause of action due to the same reason or any person is required to participate in the settlement of such dispute or claim, if his capacity is Party A or a shareholder, director, supervisor, manager or other senior officer of Party A, he shall comply with the arbitration.

                  Disputes in relation to the classification of shareholders or register of shareholders shall not be settled by way of arbitration.

         (b) Any party applying for arbitration may elect arbitration by the China International Economic and Trade Arbitration Commission or by the Hong Kong International Arbitration Centre according to their respective rules. After the party applying for arbitration has submitted the dispute or claim for arbitration, the other party must conduct arbitration at the arbitral organ elected by the applicant.

                  If the party applying for arbitration elects the arbitration to be conducted at the Hong Kong International Arbitration Centre, any party may request such arbitration to be conducted in Shenzhen according to the provisions of the securities arbitral rules of Hong Kong International Arbitration Centre.

         (c) Settlement of disputes or claims referred to in (a) above by way of arbitration shall be governed by PRC law, except otherwise stipulated by laws and administrative regulations.

         (d) The award of the arbitral organ shall be final and binding on both parties.

         (e) Such arbitration agreement is concluded between Party A and Party B. Party A represents both itself and each shareholder.

         (f) Any submitted arbitration shall be deemed to be an authorisation to the arbitral court to conduct a public hearing and announce its award.

9.8 If any of the provisions hereof are judged or ruled by the judicial authorities of the PRC to be invalid or unenforceable, the judgment or ruling shall not prejudice the effectiveness of the other provisions hereof.

9.9 If either party hereto is in breach of its obligations hereunder, the other party shall be entitled to take remedial measures such as fixing a time limit for effecting remedy, performance of the contract, removal of obstructions, compensation for losses or other legal remedial measures. To the extent that the same is not against any legal proceedings, either party's non-exercise or partial exercise of its rights hereunder or non-adoption or partial adoption of legal remedies shall not operate as such party's waiver of the exercise of all its rights or the rights which have not been exercised or such party's waiver of the taking of all the legal remedies or the legal remedies which have not been taken.

         If Party B is in breach of its obligations under this Contract, Party A shall have the right to take remedial measures according to the articles of association of Party A.

9.10 The written notices stated herein may be delivered by hand, served by special delivery or sent by mail. If Party B changes his address, he shall inform Party A within seven days after he obtains the new address. If Party B changes his address, he shall conduct the same by fax within seven days after he obtains the new address.

9.11 This Contract is executed in English and Chinese. If there is any discrepancy between the two versions, the Chinese version shall prevail.

9.12 This Contract shall have two copies. Party A and Party B shall each hold one copy which shall have the same effect.

         In view of the above, Party A and Party B have signed this Contract in Beijing.


Party A:

For and on behalf of
China Petroleum & Chemical Corporation


---------------------------------------
Name:
Title:




Party B:


---------------------------------------

                       Dated the 22nd day of April 2003


                                    Form of


              Employee Representative Supervisor Service Contract


                                    between



                    China Petroleum & Chemical Corporation



                                      and



                          the Following Supervisors:

                                  Su Wensheng

                                   Cui Guoqi

                                Zhang Xianglin

                                 Zhang Haicao

This Contract was made between the following two parties on 22nd April, 2003:

(1) China Petroleum and Chemical Corporation, a company established according to the laws of The People's Republic of China
         ("PRC") with its legal address located at A6 Huixindong
         Street, Chaoyang District, Beijing, China, PRC ("Party A"); and

(2)      [Name of Supervisor], a [Chinese citizen] of [                ],
         Postal Code [ ]      ("Party B").

         As Party B was elected as a staff supervisor of the supervisory committee of Party A at the first Extraordinary General Meeting of year 2003 convened on 22nd April 2003, both parties have entered into the following agreement through friendly negotiations on the principle of equality and mutual benefits in order to confirm and regulate the relationship between Party A as the employer and Party B as the employee in respect of the service under employment.

                             Article 1 Engagement

1.1 Party A shall employ Party B as supervisor of Party A's supervisory committee in accordance with the terms of this Contract.

1.2 Party B agrees to be employed as supervisor of Party A's supervisory committee in accordance with the terms of this Contract.

                           Article 2 Term of Office

2.1 The term of office of Party B employed as Party A's supervisor shall be three (3) consecutive years commencing from 22nd April 2003 (the "Effective Date") until the termination of this Contract upon the occurrence of the events referred to in Article 7.1 or upon the giving of notice by Party A under Article 7.2 hereof.

                               Article 3 Duties

3.1 Party B undertakes to Party A that he shall perform his duties as a supervisor in accordance with the Company Law of the PRC, Special Regulations of the State Council regarding the Issue of Shares Overseas and the Listing of Shares Overseas by Companies Limited by Shares and other relevant laws, regulations, rules and standards of the PRC, Party A's articles of association, Party A's Rules of Procedures for Shareholders' General Meetings, Party A's Rules of Procedures for Supervisors' Meetings, this Contract, regulations and internal rules relating to the supervisors formulated by Party A, resolutions of Party A's board of directors and supervisory committee, and agrees that Party A shall be entitled to the remedial measures stipulated in the articles of association. Party B undertakes to each shareholder of Party A that he shall observe and perform its obligations owed to the shareholders as stipulated in the articles of association of Party A.

3.2 Party B undertakes to Party A and warrants to observe and comply with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (including the Model Code for Securities Transactions by Directors of Listed Companies), Code on Takeovers and Mergers and Share Repurchases promulgated by the Hong Kong Securities and Futures Commission and the relevant restraints and obligations contained in the Securities (Disclosure of Interests) Ordinance (Chapter 36 of the Laws of Hong Kong) and Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and other laws or regulations and the relevant rules of the Shanghai Stock Exchange, London Stock Exchange and the New York Stock Exchange.

3.3 Party B confirms that he owes a fiduciary and diligence obligation to Party A and that he shall not engage in any activities in competition with Party A's business or carry out any activities detrimental to the interests of Party A.

3.4 Party B undertakes to Party A that during his term of employment as a member of the supervisory committee of Party A, his main duties shall be supervising the chairman, directors, managers and senior officers of Party A in order to prevent them from abusing powers or infringing the interests of Party A, its shareholders and staff.

3.5 During the period when Party B acting as supervisor of Party A, Party B shall be directly accountable to the supervisory committee and shall, at the request of the supervisory committee, provide the relevant information during the period of exercise of power to the supervisory committee, and shall ultimately obey the reasonable and lawful instructions of the supervisory committee.

3.6 During the period when Party B acting as supervisor of Party A, Party B shall ultimately and fully report to the supervisory committee the conditions of his engagement in the affairs of Party A in a timely manner, and shall make the relevant explanations according to the request of the supervisory committee.

                      Article 4 Remuneration and Expenses

4.1 From the Effective Date, the remuneration to be received by Party B for the performance of his services under this Contract as staff representative supervisor of Party A shall be determined in accordance with the provisions in respect of the remuneration of the unit by which Party B is employed.

4.2 During the term of this Contract, Party A shall reimburse Party B, to the extent such reimbursement is permitted by the relevant laws and policies of the PRC, all reasonable and necessary expenses (including travelling and entertainment expenses, etc.) incurred by Party B in the provision of services to Party A hereunder or execution of work in relation to Party A's operation upon presentation by Party B of the relevant receipts and/or valid documentary evidence. Party A may also provide Party B beforehand with sums for Party B to pay various necessary expenses mentioned above, but Party B shall produce to Party A valid supporting evidence of the expenses as soon as possible, or regularly as required by Party A, after making use of such sums so as to offset the sums.

4.3 During the term of this Contract, Party B may participate in the Liability Insurance Scheme for Directors and Senior Officers arranged by Party A and the relevant insurance premiums shall be paid by Party A. Party A shall have the right to cancel or alter the relevant liability insurance scheme (including the insurance coverage and amount of compensation) or change the relevant insurance company.

                           Article 5 Non-Competition

5.1 Unless the relevant competition is made known to the public and (if required) approved by the relevant regulatory authorities, Party B warrants that during the term of his employment as Party A's supervisor and within six months after the termination of such employment with Party A, Party B shall not in any way engage in any business in competition with Party A, or seek any position from any company or individual who competes in business with Party A or subsidiaries and branch companies of Party A ("Party A's Group"), or accept any capacity or position offered by any company or individual who competes in business with any member of Party A's Group.

                      Article 6 Confidentiality Liability

6.1 Party B is aware that he will gain access to secret information possessed by members of Party A's Group and/or kept in custody by members of Party A's Group (hereinafter referred to as "Confidential Information") in the performance of his duties hereunder, including but not limited to, documents, materials, data, information, plans and insider information. Party B confirms that such Confidential Information is solely owned by members of Party A's Group and/or is kept in custody by members of Party A's Group.

6.2 Whether during the term of this Contract or within any time after the termination of Party B's employment as Party A's supervisor, Party B warrants that (except such Confidential Information may be disclosed to the public not in violation of the confidentiality undertaking under this Contract):

         (a) Party B shall not divulge or disclose the Confidential Information to any third party in any way, with the exception of any Confidential Information which Party B must disclose to the relevant employees of members of Party A's Group and the professional personnel employed by members of Party A's Group for the performance of his obligations hereunder and any Confidential Information the disclosure of which is authorised by the board of directors or is ordered by a court of competent jurisdiction;

         (b) Party B shall not make use of the Confidential Information in any way for his own benefit or for the benefit of his friends and relatives or any third party without Party A's permission; or

         (c) Party B shall take all necessary measures to prevent the Confidential Information from spreading or disclosure to any third party without Party A's permission.

6.3 Upon the expiry of this Contract or earlier termination of Party B's employment, Party B shall immediately, completely and effectively return to Party A all the information relating to the business of members of Party A's Group (including, but not limited to, Party A's documents, personal notes, records, reports, handbooks, drawings, forms, computer diskettes and tapes) within Party B's possession or under his control whether or not the same was originally supplied to Party B by Party A.

6.4 Party B agrees that various intellectual rights formulated, developed, created and made by him during the term of his services hereunder shall exclusively belong to Party A, with the exception of various intellectual rights which are not formulated, developed, created and made by him during his working hours with the use of any assets or resources belonging to Party A.

                      Article 7 Termination of Employment

7.1 When any one of the following events occurs to Party B, the employment between Party A and Party B herein shall be immediately and automatically terminated: (unless otherwise decided by the board of directors)

         (a)      death of Party B;

         (b) Party B is prohibited by any laws, regulations, rules, practice directions or practice rules from taking up the post of supervisor or Party B loses the qualifications to act as supervisor;

         (c) if due to health reasons, Party B is unable to fully perform his duties hereunder for twelve months;

         (d) Party B commits any serious breach and/or repeated and/or continual breach of any of Party B's obligations hereunder;

         (e) Party B is guilty of any serious misconduct or serious neglect in the discharge of Party B's duties hereunder;

         (f) Party B's actions or omissions bring the name or reputation of Party A or any member of Party A's Group into serious disrepute or prejudices the business interests of Party A or other members of Party A's Group;

         (g) Party B is or has become of unsound mind or shall be or become a patient for the purpose of any laws relating to mental health;

         (h) Party B is sued for criminal liability or convicted of any criminal offence other than an offence which in the reasonable opinion of the board of directors of Party A does not affect Party B's position as a supervisor of Party A (bearing in mind the nature of the duties in which Party B is engaged and the capacities in which Party B is engaged);

         (i) Party B is removed from the office of supervisor of Party A or fails to be re-elected as a supervisor of Party A;

         (j) Party B leaves the service according to the articles of association of Party A; or

         (k) Party B fails to attend the supervisors' meeting of Party A in person consecutively for two times.

7.2 In addition to the aforesaid provisions of Article 7.1, Party A may also discharge the employment relationship between Party A and Party B by giving notice in writing to Party B when any one of the following events occurs:

         (a) Party B is unable to substantially perform his duties hereunder due to health reasons, within any twelve-month period for a cumulative total of two hundred and sixty-five working days. Then, Party A may at any time discharge Party B from the post of supervisor by giving Party B a fourteen-day written notice of discharge.

         (b) Party B is in breach of his obligations as a supervisor or the provisions of this Contract and does not repent after warning has been given by Party A.

         (c) Damage or loss has been caused to Party A due to Party B's wilful or material default in the performance of his duties hereunder.

         Any delay by Party A in exercising such right of termination shall not constitute a waiver thereof.

7.3 If the employment relationship between both parties herein is terminated due to the occurrence of any of the events referred to in Article 7.1 or 7.2 above, such termination shall not affect Party A's rights herein against Party B and the provisions of Articles 5 and 6 hereof shall still be applicable.

7.4 In the event of the termination of the employment of Party B for whatever reason and whether by prior notice or in any other manner whatsoever, Party B agrees that he will not at any time after such termination represent himself as still having any connection with Party A.

7.5 Party B shall not, during the continuance of his employment or within a period of one year after the termination thereof, either on his own behalf or on behalf of any other person, entice away from any member of Party A's Group any employee, worker, manager or director of any member of Party A's Group, whether or not such person would commit any breach of his contract of employment with any member of Party A's Group by reason of his leaving service.

                    Article 8 Effectiveness of the Contract

This Contract shall become effective after approval at the shareholders' general meeting of Party A and signing by both parties.

                         Article 9 Additional Clauses

9.1 This Contract is an agreement relating to the provision of services by Party B personally. Therefore Party B's rights, interests, obligations, duties, etc. hereunder shall not be transferred, assigned or delegated to any third party (except the appointment in writing by Party B of any other supervisor of Party A as proxy to attend a supervisory committee meeting of Party A).

9.2 Without the written consent of both parties, neither party hereto shall make any addition to, deletion from or amendment to any provisions hereof.

9.3 The heading of each Article hereof is inserted for the purpose of convenience only and shall not prejudice the meaning or construction of the provisions hereof.

9.4 The word "laws" referred to herein include such legal documents as laws, regulations, rules, provisions, standard opinions, decisions, etc. formulated by the legislative and administrative authorities of the PRC and any amendments or alterations by such authorities to the legal documents promulgated or formulated by them.

9.5 The enactment, validity, construction and performance of this Contract and the settlement of disputes shall be protected and governed by the law of the PRC.

9.6 Any disputes arising from or in connection with this Contract shall be settled by both parties through friendly consultation. Either Party hereto may, if any dispute cannot be settled by both parties through consultation, submit the dispute for arbitration.

9.7 Both parties agree to the following terms:

         (a) Any dispute or claim relating to the affairs of Party A and incurring as a result of this Contract, the articles of association of Party A, the Company Law and other rights and obligations stipulated by the relevant laws and administrative regulations between (i) Party A and its supervisor; and (ii) holders of overseas listed foreign shares and Party A's supervisors shall be submitted to arbitration by the relevant party.

                  When the above dispute or claim is submitted to arbitration, all the claims or disputes shall be taken as a whole. Where any person having a cause of action due to the same reason or any person is required to participate in the settlement of such dispute or claim, if his capacity is Party A or a shareholder, director, supervisor, manager or other senior officer of Party A, he shall comply with the arbitration.

                  Disputes in relation to the classification of shareholders or register of shareholders shall not be settled by way of arbitration.

         (b) Any party applying for arbitration may elect arbitration by the China International Economic and Trade Arbitration Commission or by the Hong Kong International Arbitration Centre according to their respective rules. After the party applying for arbitration has submitted the dispute or claim for arbitration, the other party must conduct arbitration at the arbitral organ elected by the applicant.

                  If the party applying for arbitration elects the arbitration to be conducted at the Hong Kong International Arbitration Centre, any party may request such arbitration to be conducted in Shenzhen according to the provisions of the securities arbitral rules of Hong Kong International Arbitration Centre.

         (c) Settlement of disputes or claims referred to in (a) above by way of arbitration shall be governed by PRC law, except otherwise stipulated by laws and administrative regulations.

         (d) The award of the arbitral organ shall be final and binding on both parties.

         (e) Such arbitration agreement is concluded between Party A and Party B. Party A represents both itself and each shareholder.

         (f) Any submitted arbitration shall be deemed to be an authorisation to the arbitral court to conduct a public hearing and announce its award.

9.8 If any of the provisions hereof are judged or ruled by the judicial authorities of the PRC to be invalid or unenforceable, the judgment or ruling shall not prejudice the effectiveness of the other provisions hereof.
9.9 If either party hereto is in breach of its obligations hereunder, the other party shall be entitled to take remedial measures such as fixing a time limit for effecting remedy, performance of the contract, removal of obstructions, compensation for losses or other legal remedial measures. To the extent that the same is not against any legal proceedings, either party's non-exercise or partial exercise of its rights hereunder or non-adoption or partial adoption of legal remedies shall not operate as such party's waiver of the exercise of all its rights or the rights which have not been exercised or such party's waiver of the taking of all the legal remedies or the legal remedies which have not been taken.

         If Party B is in breach of its obligations under this Contract, Party A shall have the right to take remedial measures according to the articles of association of Party A.

9.10 The written notices stated herein may be delivered by hand, served by special delivery or sent by mail. If Party B changes his address, he shall inform Party A within seven days after he obtains the new address. If Party B changes his address, he shall conduct the same by fax within seven days after he obtains the new address.

9.11 This Contract is executed in English and Chinese. If there is any discrepancy between the two versions, the Chinese version shall prevail.

9.12 This Contract shall have two copies. Party A and Party B shall each hold one copy which shall have the same effect.

         In view of the above, Party A and Party B have signed this Contract in Beijing.

Party A:

For and on behalf of
China Petroleum & Chemical Corporation


---------------------------------------
Name:
Title:



Party B:


----------------------------------------

                                                                     Exhibit 8


                             List of Subsidiaries

         A list of China Petroleum & Chemical Corporation 's principal subsidiaries is provided in note 29 to the consolidated financial statements included in this annual report following Item 19.

                                                                    Exhibit 12


                   Certification of CEO and CFO Pursuant to
                            18 U.S.C. Section 1350,
                            as Adopted Pursuant to
                 Section 906 of the Sarbanes-Oxley Act of 2002

         In connection with the Annual Report on Form 20-F of China Petroleum & Chemical Corporation (the "Company") for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Wang Jiming, as President of the Company, hereby certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

         (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

         (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


/s/ Wang Jiming
---------------------
Name:    Wang Jiming
Title:   President
Date:    June 18, 2003



         This certification accompanies the Report pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of ss.18 of the Securities Exchange Act of 1934, as amended.

         A signed original of this written statement required by Section 906 has been provided to China Petroleum Chemical Corporation and will be retained by China Petroleum Chemical Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

                   Certification of CEO and CFO Pursuant to
                            18 U.S.C. Section 1350,
                            as Adopted Pursuant to
                 Section 906 of the Sarbanes-Oxley Act of 2002

         In connection with the Annual Report on Form 20-F of China Petroleum & Chemical Corporation (the "Company") for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Zhang Jiaren, as Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

         (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

         (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


/s/ Zhang Jiaren
-----------------------
Name:    Zhang Jiaren
Title:   Senior Vice President and Chief Financial Officer
Date:    June 18, 2003



         This certification accompanies the Report pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of ss.18 of the Securities Exchange Act of 1934, as amended.

         A signed original of this written statement required by Section 906 has been provided to China Petroleum Chemical Corporation and will be retained by China Petroleum Chemical Corporation and furnished to the Securities and Exchange Commission or its staff upon request.